    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 3, 1997



                                                  COMMISSION FILE NOS. 333-22375

                                                                        811-3199
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-4


REGISTRATION STATEMENT UNDER
   THE SECURITIES ACT OF 1933                                [ ]
Pre-Effective Amendment No. 1                                [X]

Post-Effective Amendment No.  _                              [ ]
                              and
REGISTRATION STATEMENT UNDER
   THE INVESTMENT COMPANY ACT OF 1940                        [ ]

Amendment No. 41                                             [X]


                    KILICO VARIABLE ANNUITY SEPARATE ACCOUNT
                           (EXACT NAME OF REGISTRANT)

                        KEMPER INVESTORS LIFE INSURANCE
                                    COMPANY
                          (NAME OF INSURANCE COMPANY)

            1 Kemper Drive, Long Grove, Illinois                          60049
(Address of Insurance Company's Principal Executive Offices)           (Zip Code)
 Insurance Company's Telephone Number, including Area Code:          (847) 550-5500

                             Debra P. Rezabek, Esq.
                                 1 Kemper Drive
                           Long Grove, Illinois 60049
                    (Name and Address of Agent for Service)

                                   COPIES TO:

                               FRANK JULIAN, ESQ.
                    KEMPER INVESTORS LIFE INSURANCE COMPANY
                                 KLIC LEGAL T-1
                                 1 KEMPER DRIVE
                           LONG GROVE, ILLINOIS 60049
                              JOAN E. BOROS, ESQ.
                             KATTEN MUCHIN & ZAVIS
                       1025 THOMAS JEFFERSON STREET, N.W.
                             WASHINGTON, D.C. 20007

     Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this filing.


     Title of Securities Being Registered:


Units of interest in Separate Account under the Contracts



-- No filing fee is due because an indefinite number of shares is deemed to have been registered in reliance on Section 24(f) of the Investment Company Act of 1940.


     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

                             CROSS-REFERENCE SHEET
                    KILICO VARIABLE ANNUITY SEPARATE ACCOUNT

                       REGISTRATION STATEMENT ON FORM N-4


  N-4 ITEM NO.                                                               LOCATION IN PROSPECTUS
  ------------                                                               ----------------------
PART A
        Item  1.    Cover Page...................................  Cover Page
        Item  2.    Definitions..................................  Definitions
        Item  3.    Synopsis.....................................  Summary; Summary of Expenses;
                                                                   Example
        Item  4.    Condensed Financial Information..............  Condensed Financial Information
        Item  5.    General Description of Registrant, Depositor
                      and Portfolio Companies....................  KILICO, the MVA Option, the Separate
                                                                   Account and the Fund; Fixed Account
                                                                   Option; Voting Rights
        Item  6.    Deductions and Expenses......................  Contract Charges and Expenses
        Item  7.    General Description of Variable
                      Annuity Contracts..........................  The Contracts
        Item  8.    Annuity Period...............................  The Annuity Period
        Item  9.    Death Benefit................................  The Annuity Period; The Accumulation
                                                                   Period
        Item 10.    Purchases and Contract Value.................  KILICO, the MVA Option, the Separate
                                                                   Account and the Fund; The Contracts
        Item 11.    Redemptions..................................  The Contracts; The Accumulation Period
        Item 12.    Taxes........................................  Federal Income Taxes
        Item 13.    Legal Proceedings............................  Legal Proceedings
        Item 14.    Table of Contents of the Statement of
                      Additional Information.....................  Table of Contents
PART B
        Item 15.    Cover Page...................................  Cover Page
        Item 16.    Table of Contents............................  Table of Contents
        Item 17.    General Information and History..............  Not Applicable
        Item 18.    Services.....................................  Services to the Separate Account
        Item 19.    Purchase of Securities Being Offered.........  Not Applicable
        Item 20.    Underwriters.................................  Services to the Separate Account
        Item 21.    Calculation of Performance Data..............  Performance Information of
                                                                   Subaccounts
        Item 22.    Annuity Payments.............................  Not Applicable
        Item 23.    Financial Statements.........................  Financial Statements
PART C


     Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C to this Registration Statement.

                           PROSPECTUS--
--------------------------------------------------------------------------------


                INDIVIDUAL AND GROUP VARIABLE, FIXED AND MARKET


                   VALUE ADJUSTED DEFERRED ANNUITY CONTRACTS
--------------------------------------------------------------------------------

                                   ISSUED BY
                    KEMPER INVESTORS LIFE INSURANCE COMPANY
                               IN CONNECTION WITH
                    KILICO VARIABLE ANNUITY SEPARATE ACCOUNT
   HOME OFFICE: 1 KEMPER DRIVE, LONG GROVE, ILLINOIS 60049     (847) 550-5500


The types of Variable, Fixed and Market Value Adjusted Deferred Annuity Contracts ("Contracts") offered by this Prospectus are issued by Kemper Investors Life Insurance Company ("KILICO") and are designed to provide annuity benefits under retirement plans which may or may not qualify for the Federal tax advantages available under Section 408 of the Internal Revenue Code of 1986, as amended. Depending upon particular state requirements, participation in a group contract will be accounted for by the issuance of a certificate and participation in an individual contract will be accounted for by the issuance of an individual annuity contract. The certificate and individual annuity contract and values thereunder are hereafter both referred to in terms of the "Contract".



Purchase payments for the Contracts may be allocated to one or more of the options under which Contract values accumulate on a variable basis, a fixed basis, or a fixed basis subject to a market value adjustment. These options consist of the fourteen Subaccounts of the Separate Account, the Fixed Account Option and the Market Value Adjustment Option ("MVA Option"). Each Subaccount invests in one of the Portfolios of the following funds: the Investors Fund Series ("IFS"), the Janus Aspen Series ("Janus"), the Lexington Natural Resources Trust ("Lexington") and the Warburg Pincus Trust ("Warburg").



The following Portfolios of the Investors Fund Series are available under the
Contracts: Money Market, Total Return, High Yield, Growth, International and Value+Growth. The following Portfolios of the Janus Aspen Series are available under the Contracts: Growth, Worldwide Growth and Balanced. The Lexington Natural Resources Trust currently consists of only one Portfolio. The following Portfolios of the Warburg Pincus Trust are available under the Contracts:
International Equity, Small Company Growth and Post-Venture Capital.



Subaccounts and Portfolios may be added in the future. Contract values allocated to any of the Subaccounts will vary to reflect the investment objectives and the attendant risks of the Funds. Contract values allocated to the Fixed Account or one or more Guarantee Periods of the MVA Option will accumulate on a fixed basis.



This Prospectus is designed to provide you with certain essential information that you should know before investing. A Statement of Additional Information
dated                has been filed with the Securities and Exchange Commission and is incorporated herein by reference. A Statement of Additional Information is available without charge upon request from KILICO by writing or calling the address or telephone number listed above. A table of contents for the Statement of Additional Information is on page 51 of this Prospectus.



THIS PROSPECTUS IS VALID ONLY IF ACCOMPANIED OR PRECEDED BY A CURRENT PROSPECTUS FOR THE INVESTORS FUND SERIES, JANUS ASPEN SERIES, LEXINGTON NATURAL RESOURCES TRUST AND WARBURG PINCUS TRUST. ALL PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.


THE CONTRACTS ARE NOT INSURED BY THE FDIC. THEY ARE OBLIGATIONS OF THE ISSUING INSURANCE COMPANY AND ARE NOT A DEPOSIT OF, OR GUARANTEED BY, ANY BANK OR SAVINGS INSTITUTION AND ARE SUBJECT TO RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TABLE OF CONTENTS
================================================================================


                                                              PAGE
                                                              ----
DEFINITIONS.................................................    1
SUMMARY.....................................................    2
SUMMARY OF EXPENSES.........................................    4
KILICO, THE MVA OPTION, THE SEPARATE ACCOUNT AND THE
  FUNDS.....................................................    6
FIXED ACCOUNT OPTION........................................   11
THE CONTRACTS...............................................   11
CONTRACT CHARGES AND EXPENSES...............................   18
THE ANNUITY PERIOD..........................................   20
FEDERAL INCOME TAXES........................................   23
DISTRIBUTION OF CONTRACTS...................................   27
VOTING RIGHTS...............................................   28
REPORTS TO CONTRACT OWNERS AND INQUIRIES....................   28
DOLLAR COST AVERAGING.......................................   28
SYSTEMATIC WITHDRAWAL PLAN..................................   29
BUSINESS....................................................   30
PROPERTIES..................................................   34
LEGAL PROCEEDINGS...........................................   34
SELECTED FINANCIAL DATA.....................................   35
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................   36
DIRECTORS AND OFFICERS OF KILICO............................   46
EXECUTIVE COMPENSATION......................................   49
EXPERTS.....................................................   51
LEGAL MATTERS...............................................   51
SPECIAL CONSIDERATIONS......................................   51
AVAILABLE INFORMATION.......................................   51
TABLE OF CONTENTS--STATEMENT OF ADDITIONAL INFORMATION......   51
FINANCIAL STATEMENTS........................................   51

DEFINITIONS

The following terms as used in this Prospectus have the indicated meanings:


     ACCUMULATED GUARANTEE PERIOD VALUE--The sum of an Owner's Guarantee Period Values.


     ACCUMULATION PERIOD--The period between the Date of Issue of a Contract and the Annuity Date.

     ACCUMULATION UNIT--A unit of measurement used to determine the value of each Subaccount during the Accumulation Period.

     ANNUITANT--The person designated to receive or who is actually receiving annuity payments and upon the continuation of whose life annuity payments involving life contingencies depend.

     ANNUITY DATE--The date on which annuity payments are to commence.

     ANNUITY OPTION--One of several forms in which annuity payments can be made.

     ANNUITY PERIOD--The period starting on the Annuity Date.

     ANNUITY UNIT--A unit of measurement used to determine the amount of Variable Annuity payments.

     BENEFICIARY--The person designated to receive any benefits under a Contract upon the death of the Annuitant or the Owner prior to the Annuity Period.


     CONTRACT--A Variable, Fixed and Market Value Adjusted Annuity Contract offered by this Prospectus.


     CONTRACT OWNER OR OWNER--The person designated in the Contract as having the privileges of ownership defined in the Contract.


     CONTRACT VALUE--The sum of the values of the Owner's Separate Account Contract Value, Accumulated Guarantee Period Value and Fixed Account Contract Value.


     CONTRACT YEAR--Period between anniversaries of the Date of Issue of a Contract.

     CONTRACT QUARTER--Periods between quarterly anniversaries of the Date of Issue of the Contract.


     CONTRIBUTION YEAR--Each one year period following the date a Purchase Payment is made.


     DATE OF ISSUE--The date on which the first Contract Year commences.


     FIXED ACCOUNT--The General Account of KILICO to which a Contract Owner may allocate all or a portion of Purchase Payments or Contract Value. KILICO guarantees a minimum rate of interest on Purchase Payments allocated to the Fixed Account.



     FIXED ACCOUNT CONTRACT VALUE--The value of the Owner's Contract interest in the Fixed Account.


     FIXED ANNUITY--An annuity under which the amount of each annuity payment does not vary with the investment experience of a Subaccount and is guaranteed by KILICO.


     FUND OR FUNDS--Investors Fund Series, Janus Aspen Series, Lexington Natural Resources Trust and Warburg Pincus Trust including any Portfolios thereunder.



     GENERAL ACCOUNT--All the assets of KILICO other than those allocated to any separate account.



     GUARANTEED INTEREST RATE--The rate of interest established by KILICO for a given Guarantee Period.



     GUARANTEE PERIOD--A period of time during which an amount is to be credited with a Guaranteed Interest Rate. Guarantee Period options may have durations of from one to ten years, as offered by KILICO and as elected by the Owner.



     GUARANTEE PERIOD VALUE--The Guarantee Period Value is the sum of the
     Owner's: (1) Purchase Payment allocated or amount transferred to a Guarantee Period; plus (2) interest credited; minus (3) withdrawals, previously assessed Withdrawal Charges and transfers; and (4) as adjusted for any applicable Market Value Adjustment previously made.


     KILICO--Kemper Investors Life Insurance Company, whose Home Office is at 1 Kemper Drive, Long Grove, Illinois 60049.


     MARKET ADJUSTED VALUE--A Guarantee Period Value adjusted by the market value adjustment formula on any date prior to the end of a Guarantee Period.



     MARKET VALUE ADJUSTMENT--An adjustment of values under a Guarantee Period in accordance with the market value adjustment formula prior to the end of that Guarantee Period. The adjustment reflects the change in the value of the Guarantee Period Value due to changes in interest rates since the date the Guarantee Period commenced. The adjustment is computed using the market value adjustment formula stated in the Contract.

     NON-QUALIFIED PLAN CONTRACT--A Contract issued in connection with a retirement plan which does not receive favorable tax treatment under
     Section 408 of the Internal Revenue Code.


     PORTFOLIO--A series of a Fund with its own objective and policies, which represents shares of beneficial interest in a separate portfolio of securities and other assets. Portfolio is sometimes referred to herein as a Fund.

     PURCHASE PAYMENTS--Amounts paid to KILICO by or on behalf of a Contract Owner.


     QUALIFIED PLAN CONTRACT--A Contract issued in connection with a retirement plan which receives favorable tax treatment under Section 408 of the Internal Revenue Code.


     SEPARATE ACCOUNT--A unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940 known as the KILICO Variable Annuity Separate Account.

     SEPARATE ACCOUNT CONTRACT VALUE--The sum of the Owner's Contract interest in the Subaccount(s).


     SUBACCOUNTS--The fourteen subdivisions of the Separate Account available under this contract, the assets of which consist solely of shares of the corresponding Portfolios.


     SUBACCOUNT VALUE--The value of the Owner's Contract interest in each Subaccount.

     UNITHOLDER--The person holding the voting rights with respect to an Accumulation or Annuity Unit.

     VALUATION DATE--Each day when the New York Stock Exchange is open for trading, as well as each day otherwise required. (See "Accumulation Unit Value.")

     VALUATION PERIOD--The interval of time between two consecutive Valuation Dates.

     VARIABLE ANNUITY--An annuity with payments varying in amount in accordance with the investment experience of the Subaccount(s) in which the Owner's Contract has an interest.


     WITHDRAWAL CHARGE--The "contingent deferred sales charge" assessed against certain withdrawals of Contract Value in the first seven Contribution Years after a Purchase Payment is made or against certain annuitization of Contract Value in the first seven Contribution Years after a Purchase Payment is made.



     WITHDRAWAL VALUE--Contract Value less any premium tax payable if the Contract is being annuitized, minus any Withdrawal Charge applicable to that Contract.


                                    SUMMARY


The Contracts described in the Prospectus provide a way to invest on a tax-deferred basis and to receive annuity benefits in accordance with the annuity option selected and the retirement plan under which the Contract has been purchased. The Prospectus offers both Non-Qualified Plan and Qualified Plan Contracts. KILICO makes underlying allocation options, including fourteen variable Subaccounts, a Fixed Account Option and ten durations of Guarantee Periods, available for the Contract Owner to pursue his or her investment objectives.



The minimum initial Purchase Payment is $1,000 and the minimum subsequent payment is $500. An allocation to a Subaccount, Fixed Account or Guarantee Period must be at least $500. The maximum Purchase Payments without KILICO's prior approval is $1,000,000. (See "The Contracts," page 11.)



KILICO provides for variable accumulations and benefits under the Contracts by crediting purchase payments to one or more Subaccounts of the Separate Account as selected by the Contract Owner. Each Subaccount invests in one of the following corresponding Portfolios: Kemper Money Market, Kemper Total Return, Kemper High Yield, Kemper Growth, Kemper International and Kemper Value+Growth; Janus Growth, Janus Worldwide Growth and Janus Balanced; Lexington Natural Resources Trust; Warburg International Equity, Warburg Small Company Growth and Warburg Post-Venture Capital. (See "The Funds" page 7.) The Contract Values allocated to the Separate Account will vary with the investment performance of the Portfolios and Funds selected by the Contract Owner.



KILICO provides for fixed accumulations and benefits under the Contracts in the Fixed Account. Any portion of the purchase payment allocated to the Fixed Account is credited with interest daily at a rate periodically declared by KILICO in its sole discretion, but not less than 3%. (See "Fixed Account Option," page 11.)



KILICO also provides for fixed accumulations under the Contracts in the MVA Option. The MVA Option is only available during the Accumulation Period. An Owner may allocate amounts to one or more Guarantee Periods available under the MVA Option with durations of from one to ten years. KILICO may, in its discretion, offer additional Guarantee Periods or, limit for new Contracts the number of Guarantee Period options available to no less than three
(3). KILICO will credit interest daily at a rate declared by KILICO in its sole discretion to amounts allocated to the MVA Option and guarantees these amounts at various interest rates ("Guaranteed Interest Rates") for the duration of the Guarantee Period selected by the Owner, subject to any applicable withdrawal charge, Market Value Adjustment or Records Maintenance Charge. KILICO may not change a Guaranteed Interest Rate for the duration of the Guarantee Period; however, Guaranteed Interest Rates for subsequent Guarantee Periods will be determined at the sole discretion of KILICO. At the end of any Owner's Guarantee Period, a subsequent Guarantee Period automatically renews for the same duration as the terminating Guarantee Period unless the Owner elects another Guarantee Period during the designated period after the end of the Guarantee Period. The interests under the Contract relating to the MVA Option are registered under the Securities Act of 1933 but are not registered under the Investment Company Act of 1940. (See "The MVA Option," page 6.)


The investment risk under the Contracts is borne by the Contract Owner, except to the extent that Contract Values are allocated to the MVA Option and are guaranteed to receive the Guaranteed Interest Rate or to the Fixed Option and are guaranteed to earn at least 3% interest.


Transfers between Subaccounts are permitted before and after annuitization, subject to certain limitations. A transfer from a Guarantee Period is subject to a Market Value Adjustment unless effected within 30 days after the existing Guarantee Period ends. Restrictions apply to transfers out of the Fixed Account. (See "Transfer During Accumulation Period" and "Transfer During Annuity Period," pages 14 and 22, respectively.)



A Contract Owner may withdraw all or a portion of the Contract Value subject to Withdrawal Charges, any applicable Market Value Adjustment and other specified conditions. (See "Withdrawal During Accumulation Period," page 15.)



No sales charge is deducted from any Purchase Payment. Each Contract Year, a Contract Owner may withdraw the greater of (i) the excess of Contract Value over total Purchase Payments subject to Withdrawal Charges less prior withdrawals that were previously assessed a Withdrawal Charge, and (ii) 10% of the Contract Value, without assessment of any charge. If the Contract Owner withdraws an amount in excess of the above amount in any Contract Year, the Purchase Payments withdrawn in excess of the above amount are subject to a contingent deferred sales charge ("Withdrawal Charge"). The Withdrawal Charge is 7% in the first Contribution Year, 6% in the second Contribution Year, 5% in the third and fourth Contribution Years, 4% in the fifth Contribution Year, 3% in the sixth Contribution Year, 2% in the seventh Contribution Year and 0% thereafter. (See "Withdrawal Charge," page 19.) The Withdrawal Charge also applies at the annuitization of Accumulation Units in their seventh Contribution Year or earlier, except as set forth under "Withdrawal Charge." Please note that adverse tax consequences may occur with respect to certain withdrawals. (See "Taxation of Partial and Full Withdrawals," page 25.)



KILICO makes charges under the Contract for assuming the mortality and expense risk and administrative expenses under the Contract, for records maintenance, for any applicable premium taxes and for the Guaranteed Retirement Income Benefit. (See "Charges Against the Separate Account," page 18.) In addition, the investment advisers to the Funds deduct varying charges against the assets of the Funds for which they provide investment advisory services. (See the Funds' prospectuses for such information.)



The Contracts may be purchased in connection with retirement plans which qualify as individual retirement account plans established under Section 408 of the Code, and are also offered under other retirement plans which may not qualify for similar tax advantages. (See "Taxation of Annuities in General," page 23 and "Qualified Plans," page 26.)



A Contract Owner has the right within the "free look" period (generally ten days, subject to state variation) after receiving the Contract to cancel the Contract by delivering or mailing it to KILICO. Upon receipt by KILICO, the Contract will be cancelled and a refund will be made. The amount of the refund will depend on the state in which the Contract is issued; however, it generally will be an amount at least equal to the Separate Account Contract Value plus amounts allocated to the Fixed Account or to the Guarantee Periods which will not be subject to a Market Value Adjustment. (See "The Contracts," page 11.)

--------------------------------------------------------------------------------
                              SUMMARY OF EXPENSES
--------------------------------------------------------------------------------
 CONTRACT OWNER TRANSACTION EXPENSES


  Sales Load Imposed on Purchases (as a percentage of purchase payments)..............................     None
  Contingent Deferred Sales Load (as a percentage of amount surrendered)*
                                                              Year of Withdrawal After Purchase
                                                                 First year...........................       7%
                                                                 Second year..........................       6%
                                                                 Third year...........................       5%
                                                                 Fourth year..........................       5%
                                                                 Fifth year...........................       4%
                                                                 Sixth year...........................       3%
                                                                 Seventh year.........................       2%
                                                                 Eighth year and following............       0%
  Surrender Fees......................................................................................     None
  Exchange Fee++......................................................................................      $25
  ANNUAL CONTRACT FEE (Records Maintenance Charge)**..................................................      $30



                        FUND ANNUAL EXPENSES(After Fee Waivers and Expense Reductions)


                        (as percentage of each Portfolio's average net assets for the period ended December 31, 1996)



                                              KEMPER      KEMPER                                             KEMPER
                                              MONEY       TOTAL       KEMPER      KEMPER       KEMPER        VALUE+
                                              MARKET      RETURN    HIGH YIELD    GROWTH    INTERNATIONAL   GROWTH+
                                              ------      ------    ----------    ------    -------------   -------
  Management Fees.........................        .50%        .55%        .60%        .60%           .75%         .75%
  Other Expenses..........................        .10         .04         .05         .04            .21          .20
                                                    -           -           -           -              -            -
  Total Portfolio Annual Expenses.........        .60%        .59%        .65%        .64%           .96%         .95%
                                                  ===         ===         ===         ===            ===          ===



            Separate Account Annual Expenses
    (as a percentage of average daily account value)
  Mortality and Expense
    Risk..................................       1.25%
  Administration..........................        .15%
  Account Fees and Expenses...............          0%
  Total Separate Account
    Annual Expenses.......................       1.40%
  GUARANTEED RETIREMENT INCOME BENEFIT
    CHARGE
    Annual Expense (as a percentage of
    Contract Value).......................        .30%



                        FUND ANNUAL EXPENSES(After Fee Waivers and Expense Reductions)


                        (as percentage of each Portfolio's average net assets for the period ended December 31, 1996)



                                      JANUS                  LEXINGTON      WARBURG        WARBURG       WARBURG
                          JANUS     WORLDWIDE      JANUS      NATURAL    INTERNATIONAL  SMALL COMPANY  POST-VENTURE
                        GROWTH***   GROWTH***   BALANCED***  RESOURCES    EQUITY****     GROWTH****    CAPITAL****
                        ---------   ---------   -----------  ---------   -------------  -------------  ------------
  Management Fees.....        .65%        .66%         .79%       1.00%           .96%          .90%            .62%
  Other Expenses......        .04         .14          .15         .42%           .40%          .26%            .78%
                                -           -            -          --             --            --              --
  Total Portfolio
   Annual Expenses....        .69%        .80%         .94%       1.42%          1.36%         1.16%           1.40%
                              ===         ===          ===        ====           ====          ====            ====



--------------------------------------------------------------------------------

   * A Contract Owner may withdraw up to the greater of (i) the excess of Contract Value over total Purchase Payments subject to Withdrawal Charges less prior withdrawals that were previously assessed a Withdrawal Charge, and (ii) 10% of the Contract Value in any Contract Year without assessment of any charge. Under certain circumstances the contingent deferred sales charge may be reduced or waived, including when certain annuity options are selected.

  ** Applies to Contracts with a Contract Value less than $50,000 on the date of assessment. Under certain circumstances the annual Records Maintenance Charge may be reduced or waived by KILICO.

 *** The expense figures shown are net of certain fee waivers or reductions from Janus Capital Corporation. Without such waivers, Management Fees, Other Expenses and Total Portfolio Annual Expenses for the Portfolios for the fiscal year ended December 31, 1996 would have been: .79%, .04% and .83%, respectively, for the Growth Portfolio; .77%, .14% and .91%, respectively, for the Worldwide Growth Portfolio; .92%, .15% and 1.07%, respectively, for the Balanced Portfolio. See the prospectus and Statement of Additional Information of Janus Aspen Series for a description of these waivers.


**** The expense figures shown are net of certain fee waivers or reductions from Warburg Pincus Asset Management, Inc. Without such waivers, Management Fees, Other Expenses and Total Portfolio Annual Expenses for the Portfolios for the fiscal year ended December 31, 1996 would have been 1.00%, .40% and 1.40%, respectively for the International Equity Portfolio; .90%, .27% and 1.17% for the Small Company Growth Portfolio; and 1.25%, .82% and 2.07% for the Post-Venture Capital Portfolio.


   + Other expenses have been estimated for the Kemper Value+Growth Portfolio for the current fiscal year.


  ++ KILICO reserves the right to charge a fee of $25 for each transfer of Contract Value in excess of 12 transfers per calendar year.

--------------------------------------------------------------------------------
                                    EXAMPLE
--------------------------------------------------------------------------------


                                                                        SUBACCOUNT          1 YEAR   3 YEARS   5 YEARS   10 YEARS
                                                                        ----------          ------   -------   -------   --------
  If you surrender your contract at the end of the applicable  Kemper Money Market           $83      $121      $161       $247
  time period:                                                 Kemper Total Return            83       121       161        246
    You would pay the following expenses on a $1,000           Kemper High Yield              84       123       164        253
      investment,
    assuming 5% annual return on assets:                       Kemper Growth                  84       123       163        252
                                                               Kemper International           87       132       179        285
                                                               Kemper Value+Growth            87       132        --         --
                                                               Janus Growth                   84       124        --         --
                                                               Janus Worldwide Growth         85       127        --         --
                                                               Janus Balanced                 87       131        --         --
                                                               Lexington Natural Resources    91       145        --         --
                                                               Trust
                                                               Warburg International          91       144        --         --
                                                               Equity......................
                                                               Warburg Small Company Growth   89       138        --         --
                                                               Warburg Post-Venture           91       145        --         --
                                                               Capital.....................
  If you do not surrender your Contract:                       Kemper Money Market            22        67       115        247
    You would pay the following expenses                       Kemper Total Return            22        67       115        246
    on a $1,000 investment, assuming                           Kemper High Yield              22        69       118        253
    5% annual return on assets:                                Kemper Growth                  22        68       117        252
                                                               Kemper International           25        78       134        285
                                                               Kemper Value+Growth            25        78        --         --
                                                               Janus Growth                   23        70        --         --
                                                               Janus Worldwide Growth         24        73        --         --
                                                               Janus Balanced                 25        78        --         --
                                                               Lexington Natural Resources    30        92        --         --
                                                               Trust
                                                               Warburg International          30        91        --         --
                                                               Equity......................
                                                               Warburg Small Company Growth   28        84        --         --
                                                               Warburg Post-Venture           30        92        --         --
                                                               Capital.....................


--------------------------------------------------------------------------------

The purpose of the preceding table which includes the "SUMMARY OF EXPENSES" on the prior page, is to assist Contract Owners in understanding the various costs and expenses that a Contract Owner in a Subaccount will bear directly or indirectly. The table reflects expenses of both the Separate Account and the Fund. THE EXAMPLE SHOULD NOT BE CONSIDERED TO BE A REPRESENTATION OF PAST OR FUTURE EXPENSES AND DOES NOT INCLUDE THE DEDUCTION OF STATE PREMIUM TAXES, WHICH MAY BE ASSESSED BEFORE OR UPON ANNUITIZATION. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. "Management Fees" and "Other Expenses" in the "SUMMARY OF EXPENSES" for the Portfolios have been provided by Zurich Kemper Investments Inc., Janus Capital Corporation, Lexington Management Corporation and Warburg Pincus Asset Management, Inc., as applicable, and have not been independently verified. The Example assumes a 5% annual rate of return pursuant to requirements of the Securities and Exchange Commission. This hypothetical rate of return is not intended to be representative of past or future performance of any Subaccount. The Records Maintenance Charge is a single charge, it is not a separate charge for each Subaccount. In addition, the effect of the Records Maintenance Charge has been reflected in the Example by applying the percentage derived by dividing the total amounts of annual Records Maintenance Charge collected by the total net assets of all the Subaccounts in the Separate Account. See "Contract Charges and Expenses" for more information regarding the various costs and expenses.

           KILICO, THE MVA OPTION, THE SEPARATE ACCOUNT AND THE FUNDS

KEMPER INVESTORS LIFE INSURANCE COMPANY

Kemper Investors Life Insurance Company ("KILICO"), 1 Kemper Drive, Long Grove, Illinois 60049, was organized in 1947 and is a stock life insurance company organized under the laws of the State of Illinois. KILICO offers annuity and life insurance products and is admitted to do business in the District of Columbia and all states except New York. KILICO is a wholly-owned subsidiary of Kemper Corporation, a nonoperating holding company. Zurich Insurance Company ("Zurich"), Insurance Partners, L.P. ("I.P."), and Insurance Partners Offshore (Bermuda), L.P. (together with IP, "Insurance Partners") indirectly and directly own 80 percent and 20 percent, respectively, of Kemper Corporation.

THE MVA OPTION


An Owner may allocate amounts in the MVA Option to one or more Guarantee Periods with durations of one to ten years during the Accumulation Period. KILICO may, at its discretion, offer additional Guarantee Periods or limit, for new Contracts, the number of durations of Guarantee Periods available to no less than three (3).



The amounts allocated to the MVA Option under the Contracts are invested in accordance with the standards applicable to KILICO's General Account. Assets supporting the amounts allocated to Guarantee Periods under the Contracts are held in a "non-unitized" separate account of KILICO. However, all of KILICO's General Account assets are available to fund benefits under the Contracts. A non-unitized separate account is a separate account in which the Owner does not participate in the performance of the assets through unit values. There are no discrete units for this separate account. The assets of the non-unitized separate account are held as reserves for the guaranteed obligations of KILICO. The assets of the separate account are not chargeable with liabilities arising out of the business conducted by any other separate account or out of any other business KILICO may conduct.



State insurance laws concerning the nature and quality of investments regulate KILICO's investments for its General Account and any non-unitized separate account. Within specified limits and subject to certain standards, these laws generally permit investment in federal, state and municipal obligations, preferred and common stocks, corporate bonds, real estate mortgages, real estate and certain other investments. (See "Management's Discussion and Analysis--INVESTMENTS" and "FINANCIAL STATEMENTS" for information on KILICO's investments.) Assets of KILICO's general account are managed by Zurich Kemper Investments, Inc. ("ZKI") an affiliate of KILICO and a wholly owned subsidiary of ZKI Holding Corporation. ZKI Holding Corporation is a more than 90% owned subsidiary of Zurich Holding Company of America, which is a wholly-owned subsidiary of Zurich.


KILICO intends to consider the return available on the instruments in which it intends to invest the proceeds from the Contracts when it establishes Guaranteed Interest Rates. Such return is only one of many factors considered in establishing the Guaranteed Interest Rates. (See "The Accumulation Period--D. Establishment of Guaranteed Interest Rates.")


KILICO's investment strategy for this non-unitized separate account is generally to invest in debt instruments that it uses to match its liabilities with regard to a Guarantee Period. This is done, in KILICO's sole discretion, by investing in any type of instrument that is authorized under applicable state law. KILICO expects to invest a substantial portion of the Purchase Payments received in debt instruments as follows: (1) securities issued by the United States Government or its agencies or instrumentalities, which issues may or may not be guaranteed by the United States Government; (2) debt securities which have an investment grade, at the time of purchase, within the four (4) highest grades assigned by Moody's Investors Services, Inc. ("Moody's") (Aaa, Aa, A or Baa), Standard & Poor's Corporation ("Standard & Poor's") (AAA, AA, A or BBB), or any other nationally recognized rating service; and (3) other debt instruments including, but not limited to, issues of or guaranteed by banks or bank holding companies and corporations, which obligations, although not rated by Moody's or Standard & Poor's, are deemed by KILICO's management to have an investment quality comparable to securities which may be purchased as stated above. In addition, KILICO may engage in options and futures transactions on fixed income securities.



KILICO's invested assets portfolio at December 31, 1996 included approximately
86.8 percent in U.S. Treasuries, investment grade corporate, foreign and municipal bonds, and commercial paper, .3 percent in below investment grade (high risk) bonds, 5.9 percent in mortgage loans and other real estate-related investments and 7.0 percent in all other investments. (See "Management's Discussion and Analysis--INVESTMENTS.")

KILICO is not obligated to invest the amounts allocated to the MVA Option according to any particular strategy, except as may be required by applicable state insurance laws. (See "Management's Discussion and Analysis--INVESTMENTS.")

THE SEPARATE ACCOUNT

KILICO originally established the KILICO Variable Annuity Separate Account (the "Separate Account") on May 29, 1981 pursuant to Illinois law as the KILICO Money Market Separate Account, initially registered with the Securities and Exchange Commission ("Commission") as an open-end, diversified management investment company under the Investment Company Act of 1940 ("1940 Act"). On November 2, 1989, Contract Owners approved a Reorganization under which the Separate Account was restructured as a unit investment trust registered with the Commission under the 1940 Act. Such registration does not involve supervision by the Commission of the management, investment practices or policies of the Separate Account or KILICO.

The Separate Account is administered and accounted for as part of the general business of KILICO, but the income and capital gains or capital losses, whether or not realized, for assets allocated to the Separate Account are credited to or charged against the assets held in the Separate Account, without regard to any other income, capital gains or capital losses of any other separate account or arising out of any other business which KILICO may conduct. The benefits provided under the Contracts are obligations of KILICO. The assets of the Separate Account are not chargeable with liabilities arising out of the business conducted by any other separate account or out of any other business KILICO may conduct.

The Separate Account holds assets that are segregated from all of KILICO's other assets. The Separate Account is used to support the variable annuity contracts described herein and certain other variable annuity contracts. The obligations to Contract Owners and beneficiaries arising under the Contracts are general corporate obligations of KILICO.


Fourteen Subaccounts of the Separate Account are currently available under this Contract. Each Subaccount invests exclusively in shares of one of the corresponding Portfolios of the Funds. Additional Subaccounts may be added in the future.


The Separate Account will purchase and redeem shares from the Funds at net asset value. KILICO will redeem shares of the Funds as necessary to provide benefits, to deduct charges under the Contracts and to transfer assets from one Subaccount to another as requested by Contract Owners. All dividends and capital gains distributions received by the Separate Account from a Portfolio of a Fund will be reinvested in such Portfolio at net asset value and retained as assets of the corresponding Subaccount.

The Separate Account's financial statements appear in the Statement of Additional Information.

THE FUNDS


The Separate Account invests in shares of the Investors Fund Series, the Janus Aspen Series, the Lexington Natural Resources Trust and the Warburg Pincus Trust, open-end, management investment companies. Registration of the Funds by the Securities and Exchange Commission does not involve supervision of their management, investment practices or policies by the Commission. The Funds are designed to provide investment vehicles for variable life insurance and variable annuity contracts and, in the case of the Janus Aspen Series, certain qualified retirement plans. Shares of the Funds are sold only to insurance company separate accounts and qualified retirement plans. In addition to selling shares to separate accounts of KILICO and its affiliates, shares of the Funds may be sold to separate accounts of insurance companies not affiliated with KILICO. It is conceivable that in the future it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts of companies unaffiliated with KILICO, or for variable life insurance separate accounts, variable annuity separate accounts and qualified retirement plans to invest simultaneously in the Funds. Currently, neither KILICO nor the Funds foresee any such disadvantages to variable life insurance owners, variable annuity owners or qualified retirement plans. Management of the Funds has an obligation to monitor events to identify material conflicts between such owners and determine what action, if any, should be taken. In addition, if KILICO believes that a Fund's response to any of those events or conflicts insufficiently protects Contract Owners, it will take appropriate action on its own.


A Fund may consist of separate Portfolios. The assets of each Portfolio are held separate from the assets of the other Portfolios, and each Portfolio has its own distinct investment objective and policies. Each Portfolio operates as a separate investment fund, and the investment performance of one Portfolio has no effect on the investment performance of any other Portfolio.

The thirteen Portfolios are summarized below:


INVESTORS FUND SERIES


KEMPER MONEY MARKET PORTFOLIO seeks maximum current income to the extent consistent with stability of principal from a portfolio of high quality money market instruments that mature in twelve months or less.


KEMPER TOTAL RETURN PORTFOLIO seeks a high total return, a combination of income and capital appreciation, by investing in a combination of debt securities and common stocks.


KEMPER HIGH YIELD PORTFOLIO seeks to provide a high level of current income by investing in fixed-income securities.


KEMPER GROWTH PORTFOLIO seeks maximum appreciation of capital through diversification of investment securities having potential for capital appreciation.


KEMPER INTERNATIONAL PORTFOLIO seeks total return, a combination of capital growth and income, principally through an internationally diversified portfolio of equity securities.


KEMPER VALUE+GROWTH PORTFOLIO seeks growth of capital through professional management of a portfolio of growth and value stocks.


JANUS ASPEN SERIES

GROWTH PORTFOLIO seeks long-term growth of capital in a manner consistent with the preservation of capital. It is a diversified Portfolio that pursues its objective by investing in common stocks of companies of any size. This Portfolio generally invests in larger, more established issuers.

WORLDWIDE GROWTH PORTFOLIO seeks long-term growth of capital in a manner consistent with the preservation of capital. It is a diversified Portfolio that pursues its objective primarily through investments in common stocks of foreign and domestic issuers.

BALANCED PORTFOLIO seeks long-term capital growth, consistent with preservation of capital and balanced by current income. It is a diversified Portfolio that, under normal circumstances, pursues its objective by investing 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential.

LEXINGTON NATURAL RESOURCES TRUST

This Fund seeks long-term growth of capital through investment primarily in common stocks of companies that own or develop natural resources and other basic commodities, or supply goods and services to such companies. Current income will not be a factor. Total return will consist primarily of capital appreciation.

WARBURG PINCUS TRUST

INTERNATIONAL EQUITY PORTFOLIO seeks long-term capital appreciation by investing in equity securities of non-U.S. issuers.

SMALL COMPANY GROWTH PORTFOLIO seeks capital growth by investing in equity securities of small-sized U.S. companies.

POST-VENTURE CAPITAL PORTFOLIO seeks long-term growth of capital by investing primarily in equity securities of issuers in their post-venture-capital stage of development and pursues an aggressive investment strategy.

                               ------------------


There is no assurance that any of the Portfolios of the Funds will achieve their objective as stated in their prospectuses. More detailed information, including a description of risks involved in investing in each of the Subaccounts that invest in the Funds, may be found in the corresponding prospectuses for the Funds, attached hereto, and the Funds' Statements of Additional Information available upon request from KILICO. Read the prospectuses carefully before investing.


Zurich Kemper Investments, Inc. ("ZKI"), an affiliate of KILICO, is the investment manager for the six available Portfolios of the Investors Fund Series. Zurich Kemper Value Advisors, Inc. ("ZKVA"), a wholly owned subsidiary of ZKI, is the sub-adviser for the Kemper Value+Growth Portfolio. Under the terms of the

Sub-Advisory Agreement with ZKI, ZKVA will manage the value portion of this Portfolio and will provide such other investment advice, research and assistance as ZKI may from time to time, reasonably request. Janus Capital Corporation is the investment adviser for the three available Portfolios of the Janus Aspen Series. Lexington Management Corporation is the investment adviser for the Lexington Natural Resources Trust. Warburg Pincus Asset Management, Inc. is the investment adviser for the three available Portfolios of the Warburg Pincus Trust. The investment advisers are paid fees for their services by the Funds they manage. KILICO may receive compensation from the Funds or the investment advisers of the Funds for services related to the Funds. Such compensation will be consistent with the services rendered or the cost savings resulting from the arrangement.


For their services to the Portfolios, the managers receive compensation at the following rates:


INVESTORS FUND SERIES



For its services, ZKI is paid a management fee based upon the average daily net assets of each Portfolio, as follows: Kemper Money Market (.50 of 1%), Kemper Total Return (.55 of 1%), Kemper High Yield (.60 of 1%), Kemper Growth (.60 of 1%), Kemper International (.75 of 1%) and Kemper Value+Growth (.75 of 1%). ZKVA serves as sub-adviser for the Kemper Value+Growth Portfolio. ZKI pays ZKVA for its services as sub-adviser for the Kemper Value+Growth Portfolio a sub-advisory fee, payable monthly, at an annual rate of .25 of 1% of the average daily net assets of that Portfolio.


JANUS ASPEN SERIES

Janus Capital Corporation receives a monthly advisory fee for the Janus Growth Portfolio, Janus Worldwide Growth Portfolio and Janus Balanced Portfolio based on the following schedule (expressed as an annual rate):

          AVERAGE DAILY NET
         ASSETS OF PORTFOLIO           ANNUAL RATE
         -------------------           -----------
First $30,000,000....................     1.00%
Next $270,000,000....................      .75%
Next $200,000,000....................      .70%
Over $500,000,000....................      .65%

However, Janus Capital Corporation has agreed to reduce each of the above Portfolios' advisory fees to the extent that such fee exceeds the effective rate of a fund managed by Janus Capital Corporation with similar investment objective and policies.

LEXINGTON NATURAL RESOURCES TRUST

Lexington Management Corporation receives a monthly investment advisory fee at the annual rate of 1.00% of the Fund's average net assets.

WARBURG PINCUS TRUST


Warburg Pincus Asset Management, Inc. receives a monthly advisory fee based upon the average daily net assets of each Warburg Portfolio, as follows:
International Equity 1.00%, Small Company Growth 0.90% and Post-Venture Capital 1.25%.


CHANGE OF INVESTMENTS

KILICO reserves the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares held by the Separate Account or that the Separate Account may purchase. KILICO reserves the right to eliminate the shares of any of the Portfolios of the Funds and to substitute shares of another Portfolio of the Funds or of another investment company, if the shares of a Portfolio are no longer available for investment, or if in its judgment further investment in any Portfolio becomes inappropriate in view of the purposes of the Separate Account. KILICO will not substitute any shares attributable to a Contract Owner's interest in a Subaccount of the Separate Account without notice to the Contract Owner and prior approval of the Commission, to the extent required by the 1940 Act or other applicable law. Nothing contained in this Prospectus shall prevent the Separate Account from purchasing other securities for other series or classes of policies, or from permitting a conversion between series or classes of policies on the basis of requests made by Contract Owners.

KILICO also reserves the right to establish additional subaccounts of the Separate Account, each of which would invest in a new portfolio of the Funds, or in shares of another investment company, with a specified investment objective. New subaccounts may be established when, in the sole discretion of KILICO, marketing needs or investment conditions warrant, and any new subaccounts may be made available to existing Contract Owners as determined by KILICO. KILICO may also eliminate or combine one or more subaccounts, transfer assets, or it may substitute one subaccount for another subaccount, if, in its sole discretion, marketing, tax, or investment conditions warrant. KILICO will notify all Contract Owners of any such changes.

If deemed by KILICO to be in the best interests of persons having voting rights under the Contract, the Separate Account may be: (a) operated as a management company under the 1940 Act; (b) deregistered under that Act in the event such registration is no longer required; or (c) combined with other KILICO separate accounts. To the extent permitted by law, KILICO may also transfer the assets of the Separate Account associated with the Contract to another separate account, or to the General Account.

PERFORMANCE INFORMATION


From time to time, the Separate Account may advertise several types of performance information for the Subaccounts. All Subaccounts may advertise "average annual total return" and "total return." The Kemper High Yield Subaccount may also advertise 'yield'. The Kemper Money Market Subaccount may advertise "yield" and "effective yield." Each of these figures is based upon historical earnings and is not necessarily representative of the future performance of a Subaccount. Average annual total return and total return calculations measure the net income of a Subaccount plus the effect of any realized or unrealized appreciation or depreciation of the underlying investments in the Subaccount for the period in question. Average annual total return will be quoted for periods of at least one year, five years if applicable, and the life of Subaccount, ending with the most recent calendar quarter. Average annual total return figures are annualized and, therefore, represent the average annual percentage change in the value of an investment in a Subaccount over the applicable period. Total return figures are not annualized and represent the actual percentage change over the applicable period. Yield is a measure of the net dividend and interest income earned over a specific one month or 30-day period (seven-day period for the Kemper Money Market Subaccount) expressed as a percentage of the value of the Subaccount's Accumulation Units. Yield is an annualized figure, which means that it is assumed that the Subaccount generates the same level of net income over a one year period which is compounded on a semi-annual basis. The effective yield for the Kemper Money Market Subaccount is calculated similarly but includes the effect of assumed compounding calculated under rules prescribed by the Securities and Exchange Commission. The Kemper Money Market Subaccount's effective yield will be slightly higher than its yield due to this compounding effect. The Subaccounts' units are sold at Accumulation Unit value. The Subaccounts' performance figures and Accumulation Unit values will fluctuate. Units of the Subaccounts are redeemable by an investor at Accumulation Unit value, which may be more or less than original cost. The performance figures include the deduction of all expenses and fees, including a prorated portion of the Records Maintenance Charge. Redemptions within the first seven years after purchase may be subject to a Withdrawal Charge that ranges from 7% the first year to 0% after seven years. Yield, effective yield and total return figures do not include the effect of any Withdrawal Charge that may be imposed upon the redemption of units, and thus may be higher than if such charges were deducted. Average annual total return figures include the effect of the applicable Withdrawal Charge that may be imposed at the end of the period in question. Additional information concerning a Subaccount's performance appears in the Statement of Additional Information. The Subaccounts may provide comparative information with regard to the Dow Jones Industrial Average, the Standard & Poor's 500 Stock Index, the Consumer Price Index, the CDA Certificate of Deposit Index, the Lehman Brothers Government and Corporate Bond Index, the Salomon Brothers High Grade Corporate Bond Index and the Merrill Lynch Government/Corporate Master Index, the CDA Mutual Fund--International Index, and the Morgan Stanley Capital International Europe, Australia, Far East Index, and may provide Lipper Analytical Services, Inc., the VARDS Report and Morningstar, Inc. performance analysis rankings. In addition, the Subaccounts may provide comparative information with regard to the Standard & Poor's Midcap Index, Lehman Brothers Government/Corporate 1-3 Year Bond Index, Lehman Brothers Long Government/Corporate Bond Index, Russell 2000 Index and the NASDAQ Composite Index and the Morgan Stanley International World Index and may provide Ibbotson Associates or Micropal performance analysis rankings. From time to time, the Separate Account may quote information from publications such as MORNINGSTAR, INC., THE WALL STREET JOURNAL, MONEY MAGAZINE, FORBES, BARRON'S, FORTUNE, THE CHICAGO TRIBUNE, USA TODAY, INSTITUTIONAL INVESTOR, REGISTERED REPRESENTATIVE, INVESTMENT ADVISOR AND VARDS.

                              FIXED ACCOUNT OPTION



CONTRIBUTIONS UNDER THE FIXED ACCOUNT OF THE CONTRACT AND TRANSFERS TO THE FIXED ACCOUNT BECOME PART OF THE GENERAL ACCOUNT OF THE INSURANCE COMPANY, WHICH SUPPORTS INSURANCE AND ANNUITY OBLIGATIONS. BECAUSE OF EXEMPTIVE AND EXCLUSIONARY PROVISIONS, INTERESTS IN THE GENERAL ACCOUNT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 ("1933 ACT") NOR IS THE GENERAL ACCOUNT REGISTERED AS AN INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT OF 1940 ("1940 ACT"). ACCORDINGLY, NEITHER THE GENERAL ACCOUNT NOR ANY INTERESTS THEREIN GENERALLY ARE SUBJECT TO THE PROVISIONS OF THE 1933 OR 1940 ACTS AND KILICO HAS BEEN ADVISED THAT THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HAS NOT REVIEWED THE DISCLOSURES IN THIS PROSPECTUS WHICH RELATE TO THE FIXED PORTION. DISCLOSURES REGARDING THE FIXED PORTION OF THE CONTRACT AND THE GENERAL ACCOUNT, HOWEVER, MAY BE SUBJECT TO CERTAIN GENERALLY APPLICABLE PROVISIONS OF THE FEDERAL SECURITIES LAWS RELATING TO THE ACCURACY AND COMPLETENESS OF STATEMENTS MADE IN PROSPECTUSES.



The Contracts offer a Fixed Account Option under which KILICO pays a fixed interest rate for stated periods. This Prospectus describes only the element of the Contract pertaining to the Separate Account except where it makes specific reference to fixed accumulation and annuity elements.



The Contracts guarantee that payments allocated to the Fixed Account will earn a minimum fixed interest rate of 3%. KILICO, at its discretion, may credit interest in excess of 3%. KILICO reserves the right to change the rate of excess interest credited as provided under the terms of the Contract. KILICO also reserves the right to declare separate rates of excess interest for Purchase Payments or amounts transferred at designated times, with the result that amounts at any given designated time may be credited with a higher or lower rate of excess interest than the rate or rates of excess interest previously credited to such amounts and Purchase Payments paid or amounts transferred at any other designated time.


                                 THE CONTRACTS

A. GENERAL INFORMATION.


The minimum initial Purchase Payment is $1,000 and the minimum subsequent payment is $500. Purchase Payments in excess of $1,000,000 require the prior approval of KILICO. The maximum annual amount of Purchase Payments may also be limited by the provisions of the retirement plan pursuant to which the Contract has been purchased. An allocation to a Subaccount, the Fixed Account or a Guarantee Period must be at least $500.


KILICO may at any time amend the Contract in accordance with changes in the law, including applicable tax laws, regulations or rulings, and for other purposes.


A Contract Owner is allowed a "free look" period (generally 10 days, subject to state variation) after receiving the Contract, to review it and decide whether or not to keep it. If the Contract Owner decides to return the Contract, it may be cancelled by delivering or mailing it to KILICO. Upon receipt by KILICO, the Contract will be cancelled and a refund will be made. The amount of the refund will depend on the state in which the Contract is issued; however, it generally will be an amount at least equal to the Separate Account Contract Value plus amounts allocated to the General Account and the Guarantee Periods on the date of receipt by KILICO, without any deduction for Withdrawal Charges or Records Maintenance Charges. However, in some states applicable law requires that the amount of the Purchase Payment be returned.


During the Accumulation Period, the Contract Owner may assign the Contract or change a Beneficiary at any time by filing such assignment or change with KILICO's home office at 1 Kemper Drive, Long Grove, Illinois 60049. No assignment or Beneficiary change shall be binding on KILICO until received by KILICO. KILICO assumes no responsibility for the validity of such assignment or Beneficiary change. An assignment may subject the Owner to immediate tax liability. (See "Tax Treatment of Withdrawals, Loans and Assignments.")

Amounts payable during the Annuity Period may not be assigned or encumbered and, to the extent permitted by law, are not subject to levy, attachment or other judicial process for the payment of the payee's debts or obligations.


The Beneficiary is designated by the Owner. If a Beneficiary is not named, or if no named Beneficiary survives, the Beneficiary shall be the deceased Annuitant's or deceased Owner's estate.


Assignment of interest in the Contract or change of Beneficiary designation under a Qualified Plan Contract may be prohibited by the provisions of the applicable plan.

B. THE ACCUMULATION PERIOD.

1. APPLICATION OF PURCHASE PAYMENTS.


Purchase Payments are allocated to the Subaccount(s), Guarantee Periods, or Fixed Account as selected by the Contract Owner. The amount of each Purchase Payment credited to a Subaccount will be based on the next computed value of an Accumulation Unit following receipt of payment in proper form by KILICO. The value of an Accumulation Unit is determined when the net asset values of the Portfolios of the Fund are calculated, which is generally at 3:00 p.m. Chicago time on each day that the New York Stock Exchange is open for trading. Purchase Payments allocated to a Guarantee Period or to the Fixed Account will begin earning interest one day after receipt in proper form. However, with respect to initial Purchase Payments, the amount will be credited only after an affirmative determination by KILICO to issue the Contract, but no later than the second day following receipt of the Purchase Payment. After the initial purchase, the number of Accumulation Units credited is determined by dividing the Purchase Payment amount allocated to a Subaccount by the Accumulation Unit value which is next computed following receipt by KILICO of any Purchase Payment in good funds. Purchase Payments will not be received except on those days when the New York Stock Exchange is open for trading.


The number of Accumulation Units will not change because of a subsequent change in value. The dollar value of an Accumulation Unit will vary to reflect the investment experience of the Subaccount and the assessment of charges against the Subaccount other than the Records Maintenance Charge. The number of Accumulation Units will be reduced upon assessment of the Records Maintenance Charge.

If KILICO has not been provided with information sufficient to establish a Contract or to properly credit such Purchase Payment, it will promptly request that the necessary information be furnished. If the requested information is not furnished within five (5) business days of initial receipt of the Purchase Payment, or if KILICO determines that it cannot otherwise issue the Contract within the five (5) day period, the Purchase Payment will be returned to the Owner, unless the Owner specifically consents to KILICO retaining the purchase payment until the application is made complete.


KILICO will issue a Contract without having previously received a signed application from the applicant in the following circumstances. A dealer may inform KILICO of an applicant's answers to the questions necessary to issue a Contract by transmitting to KILICO the applicable data in writing or by electronic means. The dealer will also cause the initial Purchase Payment to be paid to KILICO. If the information is in good order, KILICO will issue the Contract. The Contract will be delivered to the owner with a letter requesting the Owner to sign and return to KILICO a confirmation of the correctness of the information in the Contract.


2. ACCUMULATION UNIT VALUE.

Each Subaccount has an Accumulation Unit value. When Purchase Payments or other amounts are allocated to a Subaccount, a number of units are purchased based on the Subaccount's Accumulation Unit value at the end of the Valuation Period during which the allocation is made. When amounts are transferred out of or deducted from a Subaccount, units are redeemed in a similar manner.

The Accumulation Unit value for each subsequent Valuation Period is the investment experience factor for that period multiplied by the Accumulation Unit value for the immediately preceding period. Each Valuation Period has a single Accumulation Unit value which is applied to each day in the period.

Each Subaccount has its own investment experience factor. The investment experience of the Separate Account is calculated by applying the investment experience factor to the Accumulation Unit value in each Subaccount during a Valuation Period.

The investment experience factor of a Subaccount for a Valuation Period is determined by dividing (1) by (2) and subtracting (3) from the result, where:

     (1) is the net result of:
         a. the net asset value per share of the investment held in the Subaccount determined at the end of the current Valuation Period; plus
         b. the per share amount of any dividend or capital gain distributions made by the investments held in the Subaccount, if the "ex-dividend" date occurs during the current Valuation Period; plus or minus
         c. a charge or credit for any taxes reserved for the current Valuation Period which KILICO determines to have resulted from the investment operations of the Subaccount;

     (2) is the net asset value per share of the investment held in the Subaccount, determined at the end of the last prior Valuation Period;

     (3) is the factor representing the mortality and expense risk and administrative cost charge stated in the Contract for the number of days in the Valuation Period.


3. GUARANTEE PERIODS OF THE MVA OPTION.



An Owner may select, on the application form or with the initial order to purchase, one or more Guarantee Periods with durations of one to ten years. Any subsequently permitted Purchase Payments are allocated to Guarantee Periods as selected by the Owner. The Guarantee Period, for each Purchase Payment or portion thereof, selected by the Owner determines the Guaranteed Interest Rate. KILICO pays interest at the Guaranteed Interest Rates in effect at the time the Purchase Payment is received. The Guaranteed Interest Rate applies for the entire duration of the Guarantee Period for that Purchase Payment remaining in the Guarantee Period. Interest is credited daily at a rate equivalent to the effective annual rate.



Set forth below is an illustration of how KILICO will credit interest during a Guarantee Period. For the purpose of this example, certain assumptions were made as indicated.


                EXAMPLE OF GUARANTEED INTEREST RATE ACCUMULATION


Purchase Payment:                          $40,000
Guarantee Period:                          5 Years
Guaranteed Interest Rate:                  4.0% Effective Annual Rate


                                                                INTEREST CREDITED       CUMULATIVE
YEAR                                                               DURING YEAR       INTEREST CREDITED
----                                                            -----------------    -----------------
1...........................................................        $1,600.00            $1,600.00
2...........................................................         1,664.00             3,264.00
3...........................................................         1,730.56             4,994.56
4...........................................................         1,799.78             6,794.34
5...........................................................         1,871.77             8,666.11

Accumulated Value at the end of 5 years is:
                        $40,000 + $8,666.11 = $48,666.11

NOTE: THIS EXAMPLE ASSUMES NO WITHDRAWALS OF ANY AMOUNT DURING THE ENTIRE FIVE-YEAR PERIOD. A MARKET VALUE ADJUSTMENT AND A WITHDRAWAL CHARGE APPLY TO ANY INTERIM WITHDRAWAL OR TRANSFER (SEE, "WITHDRAWAL DURING ACCUMULATION PERIOD" AND "TRANSFER DURING ACCUMULATION PERIOD.") THE HYPOTHETICAL INTEREST RATES ARE ILLUSTRATIVE ONLY AND ARE NOT INTENDED TO PREDICT FUTURE INTEREST RATES TO BE GUARANTEED UNDER THE CONTRACT. ACTUAL INTEREST RATES GUARANTEED FOR ANY GIVEN TIME MAY BE MORE OR LESS THAN THOSE SHOWN.


At the end of any Guarantee Period, a subsequent Guarantee Period begins. KILICO provides written notification of the beginning of a subsequent Guarantee Period. The subsequent Guarantee Period automatically renews for the same duration as the terminating Guarantee Period unless the Owner elects another Guarantee Period within thirty days after the end of the terminating Guarantee Period. The Owner may choose a different Guarantee Period by preauthorized telephone instructions or written notification to KILICO within thirty days after the beginning of the subsequent Guarantee Period (or such longer period as stated in KILICO's notification). An Owner should not select a subsequent Guarantee Period that would extend beyond the Annuity Date then in effect for that Contract as the Guarantee Period Amount available for annuitization in such Guarantee Period would be subject to a Market Value Adjustment and any applicable Withdrawal Charge. (See "Market Value Adjustment" below.)



The amount reinvested at the beginning of any subsequent Guarantee Period is equal to the Guarantee Period Value in the Guarantee Period just ended. The Guaranteed Interest Rate in effect when the subsequent Guarantee Period begins applies for the entire duration of the subsequent Guarantee Period.


An Owner may call 1-800-621-5001 or write to KILICO, 1 Kemper Drive, Long Grove, Illinois 60049 for the subsequent Guaranteed Interest Rates.

4. ESTABLISHMENT OF GUARANTEED INTEREST RATES.


KILICO declares the Guaranteed Interest Rates for each of the ten durations of Guarantee Periods from time to time as market conditions dictate, but once established, rates will be guaranteed for the duration of the respective Guarantee Periods. KILICO advises an Owner of the Guaranteed Interest Rate for a chosen Guarantee Period at the time a Purchase Payment is received, a transfer is effectuated or a Guarantee Period renews. Any portion of an Owner's Accumulated Guarantee Period Value withdrawn from the MVA Option will be subject to any applicable Withdrawal Charge and Records Maintenance Charge and may be subject to a Market Value Adjustment. (See "Market Value Adjustment" below.)



KILICO has no specific formula for establishing the Guaranteed Interest Rates for the Guarantee Periods. The determination may be influenced by, but not necessarily correspond to, interest rates generally available on the types of investments acquired with the Purchase Payments received under the Contracts. (See "The MVA Option".) KILICO, in determining Guaranteed Interest Rates, may also consider, among other factors, the duration of a Guarantee Period, regulatory and tax requirements, sales commissions and administrative expenses borne by KILICO, and general economic trends.


KILICO'S MANAGEMENT MAKES THE FINAL DETERMINATION OF THE GUARANTEED INTEREST RATES TO BE DECLARED. KILICO CANNOT PREDICT OR GUARANTEE THE LEVEL OF FUTURE GUARANTEED INTEREST RATES.

5. CONTRACT VALUE.


Separate Account Contract Value on any Valuation Date can be determined by multiplying the total number of Accumulation Units credited to the Contract for a Subaccount by the value of an Accumulation Unit for that Subaccount on that Valuation Date, then adding the values of the Owner's Contract interest in each Subaccount in which the Contract is participating. That amount, when added to the Owner's Accumulated Guarantee Period Value in the MVA Option and the Owner's Contract interest in the Fixed Account, equals the Contract Value.


6. TRANSFER DURING ACCUMULATION PERIOD.


During the Accumulation Period, a Contract Owner may transfer the Contract Value among the Subaccounts, the Guarantee Periods and the Fixed Account subject to the following provisions: (i) the amount transferred must be at least $100 unless the total Contract Value attributable to a Subaccount, Guarantee Period or Fixed Account is being transferred; (ii) the Contract Value remaining in a Subaccount, Guarantee Period or Fixed Account must be at least $500 unless the total value was transferred; (iii) transfers may not be made from any Subaccount to the Fixed Account for a period of six months following any transfer from the Fixed Account into one or more Subaccounts; and (iv) transfers from the Fixed Account may be made one time during the Contract year in the thirty day period following an anniversary of a Contract year. KILICO reserves the right to charge a fee of $25 for each transfer in excess of 12 transfers per calendar year. In addition, transfers of all or a portion of Guarantee Period Value will be subject to the Market Value Adjustment described below unless the transfer is effective within thirty days after the end of the applicable Guarantee Period. Because a transfer before the end of a Guarantee Period is subject to a Market Value Adjustment, the amount actually transferred from the Guarantee Period may be more or less than the requested specific dollar amount.



KILICO will make transfers pursuant to proper written or telephone instructions which specify in detail the requested changes. Transfers involving a Subaccount will be based upon the Accumulation Unit values next determined following receipt of valid, complete transfer instructions by KILICO. The transfer privilege may be suspended, modified or terminated at any time (subject to state requirements). KILICO disclaims all liability for acting in good faith in following instructions which are given in accordance with procedures established by KILICO, including requests for personal identifying information, that are designed to limit unauthorized use of the privilege. Therefore, a Contract Owner would bear the risk of loss in the event of a fraudulent telephone transfer.


If a Contract Owner authorizes a third party to transact transfers on the Contract Owner's behalf, KILICO will reallocate the Contract Value pursuant to the asset allocation program determined by such third party. However, KILICO does not offer or participate in any asset allocation program and takes no responsibility for any third party asset allocation program. KILICO may suspend or cancel acceptance of a third party's instructions at any time and may restrict the investment options that will be available for transfer under third party authorizations.

A Contract Owner may elect to have transfers made automatically among the Subaccounts of the Separate Account on an annual, semiannual or quarterly basis so that Contract Value is reallocated to match the percentage allocations in the Contract Owner's predefined allocation elections. Transfers under this program will not be subject to the $100 minimum transfer amounts described above. An election to participate in the automatic asset reallocation program must be in writing in the form prescribed by KILICO and returned to KILICO at its home office.


7. WITHDRAWAL DURING ACCUMULATION PERIOD.


The Contract Owner may redeem all or a portion of the Contract Value and previous withdrawals, plus or minus any applicable Market Value Adjustment and less any Withdrawal Charge. Contract Owners should be aware that such withdrawals may, under certain circumstances, be subject to adverse tax consequences under the Internal Revenue Code. (See "Taxation of Partial and Full Withdrawals.") A withdrawal of the entire Contract Value is called a surrender.



A Contract Owner may withdraw up to the greater of (i) the excess of Contract Value over total Purchase Payments subject to Withdrawal Charges, less prior withdrawals that were previously assessed a Withdrawal Charge, and (ii) 10% of the Contract Value in any Contract Year, without assessment of any Withdrawal Charge. If the Contract Owner withdraws an amount in excess of the above amount in any Contract Year, the excess amount of Purchase Payments withdrawn are subject to a Withdrawal Charge. The Withdrawal Charge is 7% in the first Contribution Year, 6% in the second Contribution Year, 5% in the third and fourth Contribution Years, 4% in the fifth Contribution Year, 3% in the sixth Contribution Year, 2% in the seventh Contribution Year and 0% in the eighth and later Contribution Years.



In the case of a Contract invested other than solely in one Subaccount or Guarantee Period or the Fixed Account, a Contract Owner requesting a partial withdrawal must specify what portion of the Owner's Contract interest is to be redeemed. If a Contract Owner does not specify what portion of the Owner's Contract interest is to be redeemed, KILICO will redeem Accumulation Units from all Subaccounts, Guarantee Periods and the Fixed Account in which the Contract Owner has an interest. The number of Accumulation Units redeemed from each Subaccount and the amount redeemed from the Guarantee Periods and the Fixed Account will be in approximately the proportion which the Owner's Contract interest in each Subaccount, Guarantee Period and in the Fixed Account bears to the Contract Value. In all cases, the Accumulation Units attributable to the earliest Contribution Years will be redeemed first.


The Contract Owner may request a partial withdrawal subject to the following conditions:


     (1) Partial withdrawals are not permitted from the Fixed Account in the first Contract Year.



     (2) The amount requested must be at least $100 (before application of the Market Value Adjustment), or the Owner's entire interest in the Subaccount, Guarantee Period or the Fixed Account from which withdrawal is requested.



     (3) The Owner's Contract interest in the Subaccount, Guarantee Period or the Fixed Account from which the withdrawal is requested must be at least $500 after the withdrawal is completed unless the total value was withdrawn.



Election to withdraw shall be made in writing to KILICO at its home office at 1 Kemper Drive, Long Grove, Ill. 60049 and should be accompanied by the Contract if the request is for total withdrawal. Withdrawal requests will not be received except on KILICO business days which are those days when the New York Stock Exchange is open for trading. The Withdrawal Value attributable to the Subaccounts is determined on the basis of the Accumulation Unit values next computed following receipt of the request in proper order. The Withdrawal Value attributable to the Subaccounts will be paid within seven (7) days after the date a proper written request is received by KILICO at its home office provided, however, that KILICO may suspend the right of withdrawal or delay payment more than seven (7) days (a) during any period when the New York Stock Exchange is closed (other than customary weekend and holiday closings), (b) when trading in the markets a Portfolio of the Fund normally utilizes is restricted or an emergency exists as determined by the Securities and Exchange Commission, so that disposal of the Subaccount's investments or determination of its Accumulation Unit value is not reasonably practicable, or (c) for such other periods as the Securities and Exchange Commission by order may permit for the protection of Contract Owners or Unitholders. For withdrawal requests from the MVA Option and the Fixed Account, KILICO may defer any payment for the period permitted by the appropriate state of jurisdiction, but in no event for more than six months after the written request is received by KILICO. During the period of deferral interest at the current Guaranteed Interest Rate for the same Guarantee Period as declared by KILICO will continue to be credited.



8. MARKET VALUE ADJUSTMENT.



Any withdrawal (except payments of death benefits), transfer or any annuitization of Guarantee Period Value other than if effected during the "free look" period or within 30 days after a Guarantee Period terminates, may be adjusted up or down by the application of a Market Value Adjustment. The Market Value Adjustment is applied to the amount being withdrawn before deduction of any applicable Withdrawal Charge.



The Market Value Adjustment reflects the relationship between (a) the currently established interest rate ("Current Interest Rate") for a Guarantee Period equal to the remaining length of the Guarantee Period, rounded to the next higher number of complete years, and (b) the Guaranteed Interest Rate applicable to the amount being withdrawn. Generally, if the Guaranteed Interest Rate is the same or lower than the applicable Current Interest Rate, then the application of the Market Value Adjustment results in a reduced Market Adjusted Value and hence a lower payment upon withdrawal. Thus, it is possible that the amount available on withdrawal could be less than the original Purchase Payment or the original amount allocated to a Guarantee Period if interest rates increase. Conversely, if the Guaranteed Interest Rate is higher than the applicable Current Interest Rate, the application of the Market Value Adjustment results in an increased Market Adjusted Value and, hence, a higher payment upon withdrawal.


The Market Value Adjustment (MVA) is determined by the application of the following formula:

                                (1 + I)
  MVA    =  MPV    X    3    3  -------    4  (t/365)  -1    4
                                (1 + J)


     Where I is the Guaranteed Interest Rate being credited to the Guarantee Period Value (MPV) subject to the Market Value Adjustment,



     J is the Current Interest Rate declared by KILICO, as of the effective date of the application of the Market Value Adjustment, for current allocations to a Guarantee Period the length of which is equal to the balance of the Guarantee Period for the Guarantee Period Value subject to the Market Value Adjustment, rounded to the next higher number of complete years, and



     t is the number of days remaining in the Guarantee Period.


For an illustration showing an upward and a downward adjustment, see Appendix A.


9. GUARANTEED DEATH BENEFIT.


A death benefit will be paid to the designated Beneficiary upon any of the following events during the Accumulation Period:

          1. the death of the Owner, or a joint owner,

          2. the death of the Annuitant if no contingent annuitant is named or if the contingent annuitant does not survive the Annuitant, or

          3. if a contingent annuitant is named and survives the Annuitant, the death of the contingent annuitant.


The amount of the death benefit will depend on the age of the deceased Owner or Annuitant at the time the death benefit becomes payable. If the deceased Owner or Annuitant had not attained age 90 prior to the date of death, the greatest of the following amounts will be paid to the designated Beneficiary: (a) the total amount of Purchase Payments, less the aggregate dollar amount of all previous partial withdrawals; (b) the Contract Value; (c) Purchase Payments less previous partial withdrawals accumulated at 5.00% interest per year to the earlier of the deceased's age 80 or the date of death plus the total amount of Purchase Payments less the aggregate dollar amount of all partial withdrawals from age 80 to the date of death; and (d) the greatest anniversary value immediately preceding the date of death determined as follows. The highest of the Contract Values on each Contract anniversary prior to the deceased's attainment of age 81 is determined. The greatest anniversary value is equal to this amount, increased by the dollar amount of any purchase payments made since that anniversary and reduced by any withdrawals since that anniversary. If the deceased had attained age 90 prior to the date of death, the Contract Value will be paid to the designated Beneficiary. The Owner or Beneficiary, as appropriate, may elect to have all or a part of the death proceeds paid to the Beneficiary under one of the Annuity Options described under "Annuity Options" below.

For Non-Qualified Plan Contracts, if the Beneficiary is the surviving spouse of the Owner, the surviving spouse may elect to be treated as the successor Owner of the Contract with no requirement to begin Death Benefit distribution.


10. GUARANTEED RETIREMENT INCOME BENEFIT.



Guaranteed Retirement Income Benefit is an optional benefit available under the Contract which provides a minimum amount of fixed annuity guaranteed lifetime income to the Annuitant subject to the conditions described below. The Guaranteed Retirement Income Benefit option must be elected on the initial application or order to purchase.



If the Guaranteed Retirement Income Benefit has been elected by the Contract Owner on the initial application or order to purchase, it may be exercised only within thirty days following the seventh or later Contract anniversary. In addition, it may not be exercised prior to the Annuitant's attainment of age 60, nor later than age 83, except that if the age of the Annuitant on the Date of Issue of the Contract is at least age 20 but below age 44, it may be exercised following the 15th or later Contract anniversary.



If the Guaranteed Retirement Income Benefit is exercised by an eligible Contract Owner, the amount of the annuity payments will be based on the greater of:



          1. the income provided by applying the Guaranteed Income Benefit base to the guaranteed annuity factors; and



          2. the income provided by applying the Contract Value to the current annuity factors.



For the above purposes, the Guaranteed Retirement Income Benefit base is equal to the amount of the Guaranteed Death Benefit that would have been paid under the Contract. This amount is equal to the greatest of the following amounts: (a) the total amount of Purchase Payments, less the aggregate dollar amount of all previous partial withdrawals; (b) the Contract Value; (c) Purchase Payments less previous partial withdrawals accumulated at 5.00% interest per year to the earlier of the Annuitant's age 80 or the date of exercise of the benefit plus the total amount of Purchase Payments less the aggregate dollar amount of all partial withdrawals from age 80 to the date of exercise; and (d) the greatest anniversary value immediately preceding the date of exercise of the benefit determined as follows. The highest of the Contract Values on each Contract anniversary prior to the Annuitant's attainment of age 81 is determined. The greatest anniversary value is equal to this amount, increased by the dollar amount of any purchase payments made since that anniversary and reduced by any withdrawals since that anniversary. The guaranteed annuity factors are based on the 1983a table projected using projection scale G, with interest at 2.5% (the 'Annuity 2000" table), except that if the Guaranteed Retirement Income Benefit is exercised on the 10th year anniversary or later, its interest rate assumption will be 3.50%.



Because the Guaranteed Retirement Income Benefit is based on conservative actuarial factors, the level of income that it guarantees may often be less than the level that would be provided by applying the Contract Value to current annuity factors.



The Guaranteed Retirement Income Benefit will be paid in the amount determined above and will be paid for the life of the Annuitant with a period certain based on the Annuitant's age at the time the benefit is exercised and the type of Contract, as follows:



                    PERIOD CERTAIN YEARS
                 --------------------------
                 INDIVIDUAL
ANNUITANT'S AGE  RETIREMENT
  AT ELECTION     ANNUITY     NON-QUALIFIED
---------------  ----------   -------------
   35 to 75          10            10
      76              9            10
      77              8            10
      78              7            10
      79              7            10
      80              7            10
      81              7             9
      82              7             8
      83              7             7

                         CONTRACT CHARGES AND EXPENSES


Charges and deductions under the Contracts are made for KILICO's assumption of mortality and expense risk and administrative expenses, and for an annual Records Maintenance Charge. Subject to certain expense limitations, investment management fees and other expenses of the Funds are indirectly borne by the Contract Owner. KILICO will deduct state premium taxes from Contract Value when paid by KILICO. Where applicable, the dollar amount of state premium taxes previously paid or paid upon annuitization by KILICO will be charged back against the Contract Value when and if the Contract is annuitized. Additionally, where applicable, a Withdrawal Charge may be assessed by KILICO in the event of early withdrawal or early annuitization. A Guaranteed Retirement Income Benefit charge also applies if the Guaranteed Retirement Income Benefit is elected.


A. CHARGES AGAINST THE SEPARATE ACCOUNT.


During the Accumulation Period and the Annuity Period, KILICO assesses that portion of each Subaccount with a daily asset charge for mortality and expense risks and administrative costs, which amounts to an aggregate of 1.40% per annum (consisting of 1.25% for mortality and expense risks and .15% for administrative costs). The administrative charge is intended to cover the average anticipated administrative expenses to be incurred over the period the Contracts are in force. With an administrative charge based on a percentage of assets, however, there is not necessarily a direct relationship between the amount of the charge and the administrative costs of a particular account. Additionally, KILICO deducts an annual Records Maintenance Charge of $30 for Contract as described below. The Records Maintenance Charge is not assessed during the Annuity Period.


These charges may be decreased by KILICO without notice but may not exceed the rate or amount shown above. If the daily asset charge is insufficient to cover the risks and costs, any loss or deficiency will fall on KILICO. Conversely, if the charges prove more than sufficient, the gain will accrue to KILICO, creating a profit which would be available for any proper corporate purpose including, among other things, payment of distribution expenses.

1. RECORDS MAINTENANCE CHARGE.


KILICO will assess an annual Records Maintenance Charge of $30 during the Accumulation Period against each Contract which has a Contract Value of less than $50,000 on the date of assessment whether or not any Purchase Payments have been made during the year. The charge is assessed at the end of each Contract Year, on surrender of a Contract and on surrender upon annuitization. This charge is to reimburse KILICO for expenses incurred in establishing and maintaining the records relating to the Contract. The imposition of the Records Maintenance Charge will constitute a reduction in the net assets of each Subaccount, Guarantee Period and the Fixed Account.



At any time the Records Maintenance Charge is assessed, an equal portion of the applicable charge will be assessed against each Subaccount, Guarantee Period and the Fixed Account in which the Contract is participating and a number of Accumulation Units sufficient to equal the proper portion of the charge will be redeemed from each Subaccount, and an amount deducted from the Fixed Account Contract Value and Guarantee Period Value to meet the assessment.


2. MORTALITY RISK.

Variable Annuity payments reflect the investment experience of each Subaccount but are not affected by changes in actual mortality experience or by actual expenses incurred by KILICO.


The mortality risk assumed by KILICO arises from two contractual obligations. First, in case of the death of the Contract Owner or of the Annuitant prior to the deceased's 90th birthday, and prior to the Annuity Date, KILICO may, in some cases, pay an amount greater than the Contract Value. (see "Guaranteed Death Benefit", page 16) The second contractual obligation assumed by KILICO is to continue to make annuity payments to each Annuitant for the entire life of the Annuitant under Annuity Options involving life contingencies.


The latter assures each Annuitant that neither the Annuitant's own longevity nor an improvement in life expectancy generally will have an adverse effect on the annuity payments received under a Contract and relieves the Annuitant from the risk of outliving the amounts accumulated for retirement.

3. EXPENSE RISK.

KILICO also assumes the risk that all actual expenses involved in administering the Contracts including Contract maintenance costs, administrative costs, data processing costs and costs of other services may exceed the amount recovered from the Records Maintenance Charge or the amount recovered from the administrative cost portion of the daily asset charge.

4. ADMINISTRATIVE COSTS.

The daily asset charge for administrative costs is imposed to reimburse KILICO for the expenses it incurs for administering the Contracts, which include, among other things, responding to Contract Owner inquiries, processing changes in Purchase Payment allocations and providing reports to Contract Owners.


5. EXCEPTIONS.



KILICO may offer, in its discretion, reduced fees and charges, including but not limited to, Records Maintenance Charge and mortality and expense risk and administrative charges, for certain sales that may result in savings of certain costs and expenses. Reductions in these fees and charges will not be unfairly discriminatory against any Contract Owner.


B. WITHDRAWAL CHARGE.


No sales charge is deducted from any Purchase Payment. However, a contingent deferred sales charge ("Withdrawal Charge") will be used to cover expenses relating to the sale of the Contracts, including commissions paid to sales personnel, and other promotion and acquisition expenses. Also, withdrawals may be subject to certain adverse tax consequences. (See "Taxation of Partial and Full Withdrawals.")



Each Contract Year, a Contract Owner may withdraw up to the greater of (i) the excess of Contract Value over total Purchase Payments subject to Withdrawal Charges less prior withdrawals that were previously assessed a Withdrawal Charge, and (ii) 10% of the Contract Value determined at the time the withdrawal is requested, without assessment of any charge. If the Contract Owner withdraws an amount in excess of the above amount, the Purchase Payments withdrawn in excess of the above amount will be subject to a Withdrawal Charge. The Withdrawal Charge applies in the first seven Contribution Years following each Purchase Payment as shown below:


                YEAR OF
               WITHDRAWAL                WITHDRAWAL
             AFTER PURCHASE                CHARGE
             --------------              ----------
 First..................................     7%
 Second.................................     6%
 Third..................................     5%
 Fourth.................................     5%
 Fifth..................................     4%
 Sixth..................................     3%
 Seventh................................     2%
 Eighth and following...................     0%


Purchase Payments will be deemed to be surrendered in the order in which they were received.


When a withdrawal is requested, the recipient will receive a check in the amount requested. To the extent that any Withdrawal Charge is applicable, the Contract Value will be reduced by the amount of the Withdrawal Charge in addition to the actual dollar amount sent to the Owner.


Because the Contribution Years are based on the date each Purchase Payment is made, Contract Owners may be subject to a Withdrawal Charge as indicated above, even though the Contract may have been issued many years earlier. (For additional details, see "Withdrawal During Accumulation Period.")



Subject to certain exceptions, State approvals, withdrawal charges will not be assessed on withdrawals:



          1. after an Owner has been confined in a hospital or skilled health care facility for at least thirty days and the Owner remains confined at the time of the request;



          2. within thirty days following an Owner's discharge from a hospital or skilled health care facility after a confinement of at least thirty days; or

          3. if the Owner or Annuitant becomes disabled after the Contract is issued and before attaining age 65.



Restrictions and provisions related to the nursing care or hospitalization waiver are more fully described in endorsements issued with the Contract.


The Withdrawal Charges are intended to compensate KILICO for expenses in connection with distribution of the Contracts. Under current assumptions, KILICO anticipates Withdrawal Charges will not fully cover distribution expenses. To the extent that distribution expenses are not recovered from Withdrawal Charges, those expenses may be recovered from KILICO's general assets. Those assets may include proceeds from the mortality and expense charge described above.

The Withdrawal Charge also applies at the time of annuitization to amounts attributable to Accumulation Units in their seventh Contribution Year or earlier. The amount annuitized is subject to the Withdrawal Charge, as applicable. There shall be no Withdrawal Charge assessed upon annuitization so long as annuity payments provide for payment under Annuity Options 2, 3 or 4, or payments under Annuity Option 1 are scheduled to continue for at least five years.

The Withdrawal Charge may be reduced or eliminated, but only to the extent KILICO anticipates that it will incur lower sales expenses or perform fewer services because of economies arising from the size of the particular group, the average contribution per participant, or the use of mass enrollment procedures. Units of a Subaccount sold to officers, directors and employees of KILICO and Kemper Investors Fund, KINF investment advisers, and principal underwriter or certain affiliated companies, or to any trust, pension, profit-sharing or other benefit plan for such persons may be withdrawn without any Withdrawal Charge.


C. GUARANTEED RETIREMENT INCOME BENEFIT CHARGE



If the Guaranteed Retirement Income Benefit option is selected on the initial application or order to purchase, we will deduct on each Contract Quarter anniversary a pro rata portion of an annual charge equal to 0.30% of the Contract Value. The quarterly charge will be deducted on a pro rata basis from the Subaccounts, the Fixed Account and Guarantee Periods. The charge for the Guaranteed Retirement Income Benefit will cease after the Annuitant attains age 83.



D. INVESTMENT MANAGEMENT FEES AND OTHER EXPENSES.



The net asset value of each of the Portfolios of the Funds reflects investment management fees and certain general operating expenses already deducted from the assets of the Portfolios. Subject to certain limitations, these fees and expenses are indirectly borne by the Contract Owners. Investment management fees are described on pages 8 and 9. Further detail about fees and expenses of the Portfolios is provided in the attached prospectuses for the Funds and in the Funds' statements of additional information.



E. STATE PREMIUM TAXES.


Certain state and local governments impose a premium tax ranging from 0% to 3.5% on the amount of Purchase Payments. Where applicable, the dollar amount of state premium taxes previously paid or payable upon annuitization by KILICO may be charged against the Contract Value if not previously assessed, when and if the Contract is annuitized. See "Appendix--State Premium Tax Chart" in the Statement of Additional Information.

                               THE ANNUITY PERIOD


In addition to exercising the Guaranteed Retirement Income Benefit, Contracts may be annuitized under one of several other Annuity Options. Annuity payments will begin on the Annuity Date and under the Annuity Option selected by the Owner. The Annuity Date must be at least one year after the Date of Issue and may not be deferred beyond the Annuitant's 91st birthday subject to state variation.


1. ANNUITY PAYMENTS.


Annuity payments will be determined on the basis of (i) the annuity table specified in the Contract, (ii) the Annuity Option selected, and (iii) if variable annuitization is elected, the investment performance of the Subaccount selected. The Annuitant receives the value of a fixed number of Annuity Units each month. The value of an Annuity Unit will reflect the investment performance of the Subaccounts selected, and the amount of each annuity payment will vary accordingly. Annuity payments may be subject to a Withdrawal Charge if made within the seventh Contribution Year or earlier. If the Owner elects an annuity which provides either an income benefit period of five years or more, or a benefit under which payment is contingent upon the life of the payee(s), any applicable Withdrawal Charges will be waived.

2. ANNUITY OPTIONS.


The Contract Owner may elect to have annuity payments made under any one of the Annuity Options specified in the Contract and described below. The Contract Owner may decide at any time (subject to the provisions of any applicable retirement plan and state variations) to commence annuity payments prior to the Annuitant's 91st birthday. A change of Annuity Option is permitted if made before the date annuity payments are to commence. If no other Annuity Option is elected, monthly annuity payments will be made in accordance with Option 3 below with a ten (10) year period certain. Generally, annuity payments will be made in monthly installments. However, if the net proceeds available to apply under an Annuity Option are less than $2,000, KILICO shall have the right to pay the annuity in one lump sum. In addition, if the first payment provided would be less than $25, KILICO shall have the right to change the frequency of payments to quarterly, semiannual or annual intervals resulting in an initial payment of at least $25.



The amount of periodic annuity payments will depend upon (a) the type of annuity option selected; (b) for options involving life contingency, the age and sex of the payee; and (c) the investment experience of the Subaccounts selected. For example, if the annuity option selected is income for a specified period, the shorter the period selected the fewer payments will be made and those payments will have a higher value. If the annuity option selected is life income, it is likely the payments will be in a smaller amount than income for a short specified period. If an individual selects the life income with installments guaranteed option, the payments will probably be in a smaller amount than for the life income option. If an individual selects the joint and survivor annuity option, the payments will be smaller than those measured by an individual life income option. The age of the payee will also influence the amount of periodic annuity payments because presumably the older the payee, the shorter the life expectancy and the larger the payments. The sex of the payee will influence the amount of periodic payments because females have longer life expectancies than males and therefore the payments will be smaller. Finally, if the Contract Owner participates in a Subaccount with higher investment performance, it is likely the Contract Owner will receive a higher periodic payment.


If the Owner dies before the Annuity Date, Annuity Options which may be elected are limited. The Annuity Options available are (a) Option 2 or (b) Option 1 or 3 for a period no longer than the life expectancy of the Beneficiary (but not less than 5 years from the Owner's death). If the Beneficiary is not an individual, the entire interest must be distributed within 5 years of the Owner's death. The Death Benefit distribution must begin no later than one year from the Owner's death or such later date as prescribed by federal regulation.

OPTION 1--INCOME FOR SPECIFIED PERIOD.


An annuity payable monthly for a selected number of years ranging from five to thirty. Upon payee's death, if the Beneficiary is a natural person, KILICO will automatically continue payments for the remainder of the certain period to the Beneficiary. If the Beneficiary is either an estate or trust, KILICO will pay the discounted value of the remaining payments in the specified period based on the discount rates stated in the supplemental contract. Variable Annuity payments under Option 1 reflect the payment of the mortality and expense risk charge, even though there is no life contingency risk associated with Option 1.


OPTION 2--LIFE INCOME.

An annuity payable monthly during the lifetime of the payee, terminating with the last monthly payment due prior to the death of the payee. If this Option is elected, annuity payments terminate automatically and immediately on the death of the payee without regard to the number or total amount of payments made. Thus, it is possible for an individual to receive only one payment if death occurred prior to the date the second payment was due.

OPTION 3--LIFE INCOME WITH INSTALLMENTS GUARANTEED.


An annuity payable monthly during the lifetime of the payee with the provision that if, at the death of the payee, payments have been made for less than five, ten, fifteen or twenty years as elected, and the Beneficiary is a natural person, KILICO will automatically continue payments for the remainder of the elected period to the Beneficiary. If the Beneficiary is either an estate or trust, KILICO will pay the discounted value of the remaining payments in the specified period based on the discount rates stated in the supplemental contract.


OPTION 4--JOINT AND SURVIVOR ANNUITY.

An annuity payable monthly while both payees are living. Upon the death of either payee, the monthly income payable will continue during the lifetime of the surviving payee at the percentage of such full amount chosen at the time of election of this Option. Annuity payments terminate automatically and immediately upon the death of the surviving payee without regard to the number or total amount of payments received.

Payees under Option 1 by written notice to KILICO may cancel all or part of the remaining payments due and receive that part of the remaining value of the Contract.

3. ALLOCATION OF ANNUITY.


The Contract Owner may elect to have payments made on a fixed or variable basis, or a combination of both. An Owner may exercise the transfer privilege during the Accumulation Period for the purposes of such allocation. Any Fixed Account Contract Value or Guarantee Period Value will be annuitized on a fixed basis. Any Separate Account Contract Value will be annuitized on a variable basis. Transfers during the Annuity Period are permitted subject to stated limitations. The MVA Option is not available during the Annuity Period.


4. TRANSFER DURING ANNUITY PERIOD.


During the Annuity Period, the payee may transfer the value of the payee's Contract interest in a Subaccount(s) to another Subaccount or to the Fixed Account by written request to KILICO subject to the following limitations:


     a. No transfer to a Subaccount may be made during the first year of the Annuity Period; subsequent transfers are limited to one per year during the Annuity Period.

     b. A Contract's entire interest in a Subaccount must be transferred.

     c. A transfer to a Subaccount, if notice to KILICO is received more than seven (7) days prior to any annuity payment date, shall be effective during the Valuation Period next succeeding the date such notice is received. If received fewer than seven (7) days before any annuity payment date, the transfer shall be effective during the Valuation Period next succeeding that annuity payment date.


     d. A transfer to the Fixed Account may be made effective only on an anniversary of the first Annuity Date and upon not less than thirty (30) days prior written notice to KILICO.


The Annuity Unit value of a Subaccount shall be determined as of the end of the Valuation Period next preceding the effective date of the transfer. The transfer privilege may be suspended, modified or terminated at any time (subject to state requirements). Payees should consider the appropriateness of each Subaccount's investment objectives and risks as an investment during the Annuity Period.

5. ANNUITY UNIT VALUE.

The value of an Annuity Unit is determined independently for each of the Subaccounts.

For each Subaccount, the Annuity Unit value for any Valuation Period is determined by multiplying the Annuity Unit value for the immediately preceding Valuation Period by the net investment factor for the Valuation Period for which the Annuity Unit value is being calculated, and multiplying the result by an interest factor which offsets the effect of the assumed investment earnings rate of 2.5% per annum which is assumed in the annuity tables contained in the Contract.

The net investment factor for each Subaccount for any Valuation Period is determined by dividing (a) by (b) where:

     (a) Is the value of an Accumulation Unit for the applicable Subaccount as of the end of the current Valuation Period, plus or minus the per share charge or credit for taxes reserved.

     (b) Is the value of an Accumulation Unit for the applicable Subaccount as of the end of the immediately preceding Valuation Period, plus or minus the per share charge or credit for taxes reserved.


6. FIRST PERIODIC PAYMENT UNDER VARIABLE ANNUITY.



At the time annuity payments begin, the value of the Owner's Contract interest is determined by multiplying the applicable Accumulation Unit values at the end of the Valuation Period falling on the 20th day of a month or 7th day of a month immediately preceding the date the first annuity payment is due by the respective number of Accumulation Units credited to the Owner's Contract interest as of the end of such Valuation Period, less the dollar amount of premium taxes not previously deducted, if applicable, and less the amount of the Withdrawal Charge, if applicable.


There is no Withdrawal Charge assessed so long as annuity payments provide for payments under Annuity Options 2, 3 or 4 or payments under Annuity Option 1 are scheduled to continue for at least five years.

The first annuity payment is determined by multiplying the benefit per $1,000 of value shown in the applicable annuity table by the number of thousands of dollars of Contract Value less deduction for Debt and premium taxes, if applicable.

A 2.5% per annum assumed investment rate is built into the annuity tables contained in the Contracts. If the actual net investment rate exceeds 2.5% per annum, payments will increase at a rate equal to the amount of such excess. Conversely, if the actual rate is less than 2.5% per annum, annuity payments will decrease.


7. SUBSEQUENT PERIODIC PAYMENTS UNDER VARIABLE ANNUITY.


The amount of the second and subsequent annuity payments is determined by multiplying the number of Annuity Units by the Annuity Unit value as of the Valuation Period next preceding the date on which each annuity payment is due. The dollar amount of the first annuity payment as determined above is divided by the Annuity Unit value as of the Annuity Date to establish the number of Annuity Units representing each annuity payment. The number of Annuity Units determined for the first annuity payment remains constant for the second and subsequent monthly payments.

8. FIXED ANNUITY PAYMENTS.


The amount of each payment under a Fixed Annuity will be determined from tables prepared by KILICO. Such tables show the monthly payment for each $1,000 of Contract Value allocated to provide a Fixed Annuity. Payment will be based on the Contract Value as of the date immediately preceding the date the annuity payment is due. Fixed Annuity payments will not change regardless of investment, mortality or expense experience.


9. DEATH BENEFIT.

If the payee dies after the Annuity Date while the Contract is in force, the death proceeds, if any, will depend upon the form of annuity payment in effect at the time of death. (See "Annuity Options.")


                              FEDERAL INCOME TAXES



A. INTRODUCTION



The following discussion of the federal income tax treatment of the Contract is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. A qualified tax adviser should always be consulted with regard to the application of law to individual circumstances. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Department regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and judicial decisions.



This discussion does not address state or local tax consequences associated with the purchase of a Contract. In addition, KILICO MAKES NO GUARANTEE REGARDING ANY TAX TREATMENT--FEDERAL, STATE, OR LOCAL--OF ANY CONTRACT OR OF ANY TRANSACTION INVOLVING A CONTRACT.



B. KILICO'S TAX STATUS



KILICO is taxed as a life insurance company under the Code. Since the operations of the Separate Account are a part of, and are taxed with, the operations of KILICO, the Separate Account is not separately taxed as a "regulated investment company" under the Code. Under existing federal income tax laws, investment income and capital gains of the Separate Account are not taxed to the extent they are applied under a Certificate. KILICO does not anticipate that it will incur any federal income tax liability attributable to such income and gains of the Separate Account, and therefore KILICO does not intend to make provision for any such taxes. If KILICO is taxed on investment income or capital gains of the Separate Account, then KILICO may impose a charge against the Separate Account in order to make provision for such taxes.



C. TAXATION OF ANNUITIES IN GENERAL



1. TAX DEFERRAL DURING ACCUMULATION PERIOD



Under existing provisions of the Code, except as described below, any increase in the Contract Value of a Non-Qualified Plan Contract is generally not taxable to the Owner or Annuitant until received, either in the form of annuity payments, as contemplated by the Contract, or in some other form of distribution. However, certain requirements must be satisfied in order for this general rule to apply, including: (1) the Contract must be owned by an individual (or treated as owned by an individual), (2) the investments of the Separate Account must be "adequately diversified" in accordance with Treasury Department regulations, (3) KILICO, rather than the Owner, must be considered the owner of the assets of the Separate Account for federal tax purposes, and
(4) the Contract must provide for appropriate amortization, through annuity payments, of the Contract's Purchase Payments and earnings, e.g., the Annuity Date must not occur at too advanced an age.



NON-NATURAL OWNER. As a general rule, deferred annuity contracts held by "non-natural persons" such as a corporation, trust or other similar entity, as opposed to a natural person, are not treated as annuity contracts for federal tax purposes. The investment income on Contracts is taxed as ordinary income that is received or accrued by the Owner during the taxable year. There are several exceptions to this general rule for non-natural Owners. First, Contracts will generally be treated as held by a natural person if the nominal owner is a trust or other entity which holds the Contract as an agent for a natural person. However, this special exception will not apply in the case of any employer who is the nominal owner of a Contract under a non-qualified deferred compensation arrangement for its employees.



In addition, exceptions to the general rule for non-natural Owners will apply with respect to (1) Contracts acquired by an estate of a decedent by reason of the death of the decedent, (2) certain Qualified Contracts, (3) certain Contracts purchased by employers upon the termination of certain qualified plans, (4) certain Contracts used in connection with structured settlement agreements, and (5) Contracts purchased with a single premium when the annuity starting date (as defined in the tax law) is no later than a year from purchase of the Contract and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.



DIVERSIFICATION REQUIREMENTS. For a Contract to be treated as an annuity for federal income tax purposes, the investments of the Separate Account must be "adequately diversified" in accordance with Treasury Department Regulations. The Secretary of the Treasury has issued regulations which prescribe standards for determining whether the investments of the Separate Account are "adequately diversified." If the Separate Account failed to comply with these diversification standards, a Contract would not be treated as an annuity contract for federal income tax purposes and the Contract Owner would generally be taxable currently on the excess of the Contract Value over the Purchase Payments paid for the Certificate.



Although KILICO does not control the investments of the Fund, it expects that the Fund will comply with such regulations so that the Separate Account will be considered "adequately diversified."



OWNERSHIP TREATMENT. In certain circumstances, a variable annuity contract owner may be considered the owner, for federal income tax purposes, of the assets of the separate account used to support his or her contract. In those circumstances, income and gains from such separate account assets would be includible in the contract owner's gross income. The Internal Revenue Service (the "Service") has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. In addition, the Treasury Department announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular sub-accounts [of a separate account] without being treated as owners of the underlying assets." As of the date of this Prospectus, no such guidance has been issued.



The ownership rights under this Contract are similar to, but different in certain respects from, those described by the Service in rulings in which it was determined that contract owners were not owners of separate account assets. For example, the Owner of this Contract has the choice of many more investment options to which to allocate Purchase Payments and Contract Values, and may be able to transfer among investment options more frequently than in such rulings. These differences could result in the Owner being treated as the owner of the assets of the Separate Account and thus subject to current taxation on the income and gains from those assets. In addition, KILICO does not know what standards will be set forth in the regulations or rulings which the Treasury Department has stated it expects to issue. KILICO therefore reserves the right to modify the Contract as necessary to attempt to prevent the Owner from being considered the owner of the assets of the Separate Account.

DELAYED ANNUITY DATES. If the Contract's Annuity Date occurs (or is scheduled to occur) at a time when the Annuitant has reached an advanced age, E.G., past age 85, it is possible that the Contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the Contract could be currently includible in the Owner's income.



The remainder of this discussion assumes that the Contract will be treated as an annuity Contract for federal income tax purposes and that KILICO will be treated as the owner of the Separate Account assets.



2. TAXATION OF PARTIAL AND FULL WITHDRAWALS



In the case of a partial withdrawal from a Non-Qualified Contract, amounts received are includible in income to the extent the Contract Value before the withdrawal exceeds the "investment in the contract." In the case of a full withdrawal, amounts received are includible in income to the extent they exceed the "investment in the contract." For these purposes, the investment in the contract at any time equals the total of the Purchase Payments made under the Contract to that time (to the extent such payments were neither deductible when made nor excludible from income as, for example, in the case of certain employer contributions to Qualified Plan Contracts) less any amounts previously received from the Contract which were not included in income.



Other than in the case of certain Qualified Plan Contracts, any assignment or pledge (or agreement to assign or pledge) any portion of the Certificate Value, is treated as a withdrawal of such amount or portion. (Assignments and pledges are permitted only in limited circumstances under Qualified Plan Contracts.) The investment in the contract is increased by the amount includible in income with respect to such assignment or pledge, though it is not affected by any other aspect of the assignment or pledge (including its release). If an individual transfers a Contract without adequate consideration to a person other than the owner's spouse (or to a former spouse incident to divorce), the owner will be taxed on the difference between the Contract Value and the "investment in the contract" at the time of transfer. In such case, the transferee's investment in the Contract will be increased to reflect the increase in the transferor's income.



The Contract provides a death benefit that in certain circumstances may exceed the greater of the Purchase Payments and the Contract Value. As described elsewhere in this Prospectus, KILICO imposes certain charges with respect to the death benefit. It is possible that those charges (or some portion thereof) could be treated for federal income tax purposes as a partial withdrawal from the Contract.



There may be special income tax issues present in situations where the Owner and the Annuitant are not the same person and are not married to one another. A tax advisor should be consulted in those situations.



3. TAXATION OF ANNUITY PAYMENTS



Normally, the portion of each annuity payment taxable as ordinary income is equal to the excess of the payment over the exclusion amount. In the case of variable annuity payments, the exclusion amount is the "investment in the contract" (defined above) allocated to the variable annuity option, adjusted for any period certain or refund feature, when payments begin to be made divided by the number of payments expected to be made (determined by Treasury Department regulations which take into account the annuitant's life expectancy and the form of annuity benefit selected). In the case of fixed annuity payments, the exclusion amount is the amount determined by multiplying (1) the payment by (2) the ratio of the investment in the contract allocated to the fixed annuity option, adjusted for any period certain or refund feature, to the total expected value of annuity payments for the term of the contract (determined under Treasury Department regulations).



Once the total amount of the investment in the contract is excluded using these ratios, annuity payments will be fully taxable. If annuity payments cease because of the death of the Annuitant and before the total amount of the investment in the contract is recovered, the unrecovered amount generally will be allowed as a deduction to the annuitant in his or her last taxable year.



4. TAXATION OF DEATH BENEFIT PROCEEDS



Amounts may be distributed from a Contract because of the death of an Owner or the Annuitant. Prior to the Annuity Date, such death benefit proceeds are includible in income as follows: (1) if distributed in a lump sum, they are taxed in the same manner as a full withdrawal, as described above, or (2) if distributed under an annuity option, they are taxed in the same manner as annuity payments, as described above. After the Annuity Date, where a guaranteed period exists under an annuity option and the Annuitant dies before the end of that period, payments made to the Beneficiary for the remainder of that period are includible in income as follows: (1) if received in a lump sum, they are includible in income to the extent that they exceed the unrecovered investment in the contract at that time, or (2) if distributed in accordance with the existing annuity option selected, they are fully excludable from income until the remaining investment in the contract is deemed to be recovered, and all annuity payments thereafter are fully includible in income.



5. PENALTY TAX ON PREMATURE DISTRIBUTIONS



There is a 10% penalty tax on the taxable amount of any payment from a Non-Qualified Plan Contract unless the payment is: (a) received on or after the Owner reaches age 59 1/2; (b) attributable to the Owner's becoming disabled (as defined in the tax law); (c) made to a Beneficiary on or after the death of the Owner or, if the Owner is not an individual, on or after the death of the primary Annuitant (as defined in the tax law); (d) made as a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the Annuitant or for the joint lives (or joint life expectancies) of the Annuitant and designated Beneficiary (as defined in the tax law); (e) made under a Contract purchased with a single premium when the annuity starting date (as defined in the tax law) is no later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity period; or (f) made with respect to certain annuities issued in connection with structured settlement agreements. (A similar penalty tax, applicable to distributions from certain Qualified Plan Contracts, is discussed below.)



6. AGGREGATION OF CONTRACTS



In certain circumstances, the amount of an Annuity Payment or a withdrawal from a Non-Qualified Plan Contract that is includible in income may be determined by combining some or all of the Non-Qualified Plan Contracts owned by an individual. For example, if a person purchases a Contract offered by this Prospectus and also purchases at approximately the same time an immediate annuity, the Service may treat the two contracts as one contract. In addition, if a person purchases two or more deferred annuity contracts from the same insurance company (or its affiliates) during any calendar year, all such contracts will be treated as one contract. The effects of such aggregation are not clear; however, it could affect the amount of a withdrawal or an annuity payment that is taxable and the amount which might be subject to the penalty tax described above.



D. QUALIFIED PLANS



The Contracts are also designed for use in connection with retirement plans which receive favorable treatment under section 408 of the Code ("Qualified Plans"). Such Contracts are referred to as "Qualified Plan Contracts." Numerous special tax rules apply to the participants in Qualified Plans and to Qualified Plan Contracts. Therefore, no attempt is made in this Prospectus to provide more than general information about use of the Contract with the various types of Qualified Plans.



The tax rules applicable to Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. For example, for both withdrawals and annuity payments under certain Qualified Plan Contracts, there may be no "investment in the contract" and the total amount received may be taxable. Both the amount of the contribution that may be made, and the tax deduction or exclusion that the Owner may claim for such contribution, are limited under Qualified Plans. If this Contract is used in connection with a Qualified Plan, the Owner and Annuitant must be the same individual. If a joint Annuitant is named, all distributions made while the Annuitant is alive must be made to the Annuitant. Also, if a joint Annuitant is named who is not the Annuitant's spouse, the annuity options which are available may be limited, depending on the difference in ages between the Annuitant and joint Annuitant. Furthermore, the length of any guarantee period may be limited in some circumstances to satisfy certain minimum distribution requirements under the Code.



In addition, special rules apply to the time at which distributions must commence under a Qualified Plan Contract and the form in which the distributions must be paid. For example, failure to comply with minimum distribution requirements applicable to Qualified Plans will result in the imposition of an excise tax. This excise tax generally equals 50% of the amount by which a minimum required distribution exceeds the actual distribution from the Qualified Plan. In the case of "Individual Retirement Annuities" ("IRAs"), distributions of minimum amounts (as specified in the tax law) must generally commence by April 1 of the calendar year following the calendar year in which the owner attains age 70 1/2. In the case of certain other Qualified Plans, distributions of such minimum amounts must generally commence by the later of this date or April 1 of the calendar year following the calendar year in which the employee retires.

There is also a 10% penalty tax on the taxable amount of any payment from certain Qualified Plan Contracts. There are exceptions to this penalty tax which vary depending on the type of Qualified Plan. In the case of an IRA, exceptions provide that the penalty tax does not apply to a payment (a) received on or after the Owner reaches age 59 1/2, (b) received on or after the Owner's death or because of the Owner's disability (as defined in the tax law), or (c) made as a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the Owner or for the joint lives (or joint life expectancies) of the Owner and designated beneficiary (as defined in the tax law). These exceptions, as well as certain others not described herein, generally apply to taxable distributions from other Qualified Plan Contracts.



When issued in connection with a Qualified Plan, a Contract will be amended as generally necessary to conform to the requirements of the plan. However, Owners, Annuitants, and Beneficiaries are cautioned that the rights of any person to any benefits under Qualified Plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract. In addition, KILICO shall not be bound by terms and conditions of Qualified Plans to the extent such terms and conditions contradict the Contract, unless KILICO consents.



1. QUALIFIED PLAN TYPES



Following are brief descriptions of the various types of Qualified Plans in connection with which KILICO may issue a Contract.



INDIVIDUAL RETIREMENT ANNUITIES. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA." IRAs are subject to limits on the amounts that may be contributed, the persons who may be eligible and on the time when distributions may commence. Also, distributions from certain other types of Qualified Plans may be "rolled over" on a tax-deferred basis into an IRA.



IRAs generally may not provide life insurance coverage, but they may provide a death benefit that equals the greater of the premiums paid and the Certificate Value. The Certificate provides a death benefit that in certain circumstances may exceed the greater of the Purchase Payments and the Certificate Value. It is possible that the Certificate's death benefit could be viewed as violating the prohibition on investment in life insurance contracts with the result that the Certificate would not be viewed as satisfying the requirements of an IRA.



SIMPLIFIED EMPLOYEE PENSIONS (SEP-IRAS). Section 408(k) of the Code allows employers to establish simplified employee pension plans for their employees, using the employees' IRAs for such purposes, if certain criteria are met. Under these plans the employer may, within specified limits, make deductible contributions on behalf of the employees to IRAs. As discussed above (see Individual Retirement Annuities), there is some uncertainty regarding the treatment of the Certificate's death benefit for purposes of the tax rules governing IRAs (which would include SEP-IRAs). Employers and employees intending to use the Certificate in connection with such plans should seek competent advice.



E. FEDERAL INCOME TAX WITHHOLDING



KILICO will withhold and remit to the U.S. Government a part of the taxable portion of each distribution made under a Contract unless the distributee notifies KILICO at or before the time of the distribution that he or she elects not to have any amounts withheld. In certain circumstances, KILICO may be required to withhold tax. The withholding rates applicable to the taxable portion of periodic annuity payments are the same as the withholding rates generally applicable to payments of wages. In addition, the withholding rate applicable to the taxable portion of non-periodic payments (including withdrawals prior to the maturity date) is 10%. As discussed above, the withholding rate applicable to eligible rollover distributions is 20%.



                           DISTRIBUTION OF CONTRACTS



The Contracts are sold by licensed insurance agents, where the Contracts may be lawfully sold, who are registered representatives of broker-dealers which are registered under the Securities Exchange Act of 1934 and are members of the National Association of Securities Dealers, Inc. KILICO pays commissions to the seller which may vary but are not anticipated to exceed in the aggregate an amount equal to six and one-quarter percent of purchase payments. In addition to commissions, KILICO may, from time to time, pay or allow additional promotional incentives, in the form of cash or other compensation, to broker-dealers that sell the Contracts. In some instances, such other incentives may be offered only to certain licensed broker-dealers that sell or are expected to sell during specified time periods certain minimum amounts of the Contracts or other contracts issued by KILICO. The

Contracts are distributed through the principal underwriter for the Separate Account, which is Investors Brokerage Services, Inc. ("IBS"), 1 Kemper Drive, Long Grove, Illinois, 60010, a wholly owned subsidiary of KILICO, which enters into selling group agreements with affiliated and unaffiliated broker-dealers. All of the investment options are not available to all Contract Owners. The investment options are available only under Contracts that are sold or serviced by broker-dealers that have entered into a selling group agreement that authorizes the sale of Contracts with the investment options specified in this Prospectus. Other distributors may sell and service contracts with different investment options.


                                 VOTING RIGHTS

Proxy materials in connection with any shareholder meeting of a Fund will be delivered to each Contract Owner with Subaccount interests invested in such Fund as of the record date for voting at such meeting. Such proxy materials will include an appropriate form which may be used to give voting instructions. KILICO will vote such Fund shares held in each Subaccount in accordance with instructions received from persons having a Subaccount interest in such Fund shares. Fund shares as to which no timely voting instructions are received will be voted by KILICO in proportion to the voting instructions received from all persons in a timely manner. KILICO will also vote any Fund shares attributed to amounts it has accumulated in the Subaccounts in the same proportion that Contract Owners vote. A Fund is not required to hold annual shareholders' meetings. They will, however, hold special meetings as required or deemed desirable for such purposes as electing trustees, changing fundamental policies or approving an investment advisory agreement.

Contract Owners of all Contracts participating in each Subaccount shall have voting rights with respect to the Portfolio invested in by that Subaccount, based upon each Contract Owner's proportionate interest in that Subaccount as measured by units. The person having such voting rights will be the Contract Owner before surrender, the Annuity Date or the death of the Annuitant, and thereafter, the payee entitled to receive Variable Annuity payments under the Contract. During the Annuity Period, voting rights attributable to a Contract will generally decrease as Annuity Units attributable to an Annuitant decrease.

                    REPORTS TO CONTRACT OWNERS AND INQUIRIES


Immediately after each Contract anniversary, Contract Owners will be sent statements for their own Contract showing the amount credited to each Subaccount and to the Fixed Account Option. In addition, Contract Owners transferring amounts among the investment options or making additional payments will receive written confirmation of such transactions. Upon request, any Contract Owner will be sent a current statement in a form similar to that of the annual statement described above. Each Contract Owner will also be sent annual and semi-annual reports for the Portfolios that correspond to the Subaccounts in which the Contract Owner is invested and a list of the securities held in each such Portfolio, as required by the 1940 Act. In addition, KILICO will calculate for a Contract Owner the portion of a total amount that must be invested in a selected Guarantee Period so that the portion grows to equal the original total amount at the expiration of the Guarantee Period.


A Contract Owner may direct inquiries to the individual who sold him or her the Contract or may call 1-800-621-5001 or write to Kemper Investors Life Insurance Company, Customer Service, 1 Kemper Drive, Long Grove, Illinois 60049.

                             DOLLAR COST AVERAGING


A Contract Owner may predesignate a portion of the Contract Value under a Contract attributable to a Subaccount to be automatically transferred on a monthly, quarterly, semiannual or annual basis for a specified duration to one or more of the other Subaccounts, Guarantee Periods and the Fixed Account during the Accumulation Period. A Contract Owner may also elect such transfers from a Guarantee Period or from the Fixed Account on a monthly or quarterly basis for a minimum duration of one year. Transfers from a Guarantee Period will be subject to a Market Value Adjustment unless effective within 30 days after the Guarantee Period ends. A Contract Owner may enroll in this program at the time the Contract is issued or anytime thereafter by properly completing the Dollar Cost Averaging enrollment form and returning it to KILICO at its home office at least five (5) business days prior to the second Tuesday of a month which is the date that all dollar cost averaging transfers will be made ("Transfer Date").



A Contract Owner may also for purposes of Dollar Cost Averaging allocate all or a portion of the initial Purchase Payment to the Kemper Money Market Subaccount #2 which is the only Subaccount with no deduction for the

1.40% charge for mortality and expense risks and administrative costs. The Contract Owner must transfer all of the Subaccount Value out of Kemper Money Market Subaccount #2 within one year from the initial Purchase Payment. If an Owner terminates Dollar Cost Averaging or does not deplete all Contract Value in Kemper Money Market Subaccount #2 within one year, KILICO will automatically transfer any remaining Subaccount Value in Kemper Money Market Subaccount #2 to Kemper Money Market Subaccount #1.



Transfers will be made in the amounts designated by the Contract Owner and must be at least $100 per Subaccount, Guarantee Period or Fixed Account. The total Contract Value in an account at the time Dollar Cost Averaging is elected must be at least equal to the amount designated to be transferred on each Transfer Date multiplied by the duration selected. Dollar Cost Averaging will cease automatically if the Contract Value does not equal or exceed the amount designated to be transferred on each Transfer Date and the remaining amount will be transferred.


Dollar Cost Averaging will terminate when (i) the number of designated monthly transfers has been completed, (ii) the Contract Value attributable to the transferring account is insufficient to complete the next transfer, (iii) the Contract Owner requests termination in writing and such writing is received by KILICO at its home office at least five (5) business days prior to the next Transfer Date in order to cancel the transfer scheduled to take effect on such date, or (iv) the Contract is surrendered or annuitized.


If the Fixed Account has a balance of at least $10,000, a Contract Owner may elect automatic calendar quarter transfers of interest accrued in the Fixed Account to one or more of the Subaccounts or Guarantee Periods. A Contract Owner may enroll in this program at any time by completing the proper Dollar Cost Averaging enrollment form and returning it to KILICO at its home office at least ten (10) days prior to the end of the calendar quarter. The Transfer Date will be within five business days of the end of the calendar quarter.


Following the Issue Date, a Contract Owner may initiate, reinstate or change Dollar Cost Averaging or change existing Dollar Cost Averaging terms by properly completing the new enrollment form and returning it to KILICO at its home office at least five (5) business days, ten (10) business days for General Account transfers, prior to the next Transfer Date such transfer is to be made.

Election of Dollar Cost Averaging is not available during the Annuity Period.

                           SYSTEMATIC WITHDRAWAL PLAN


KILICO administers a Systematic Withdrawal Plan ("SWP") which allows certain Contract Owners to pre-authorize periodic withdrawals during the Accumulation Period. Contract Owners entering into a SWP agreement instruct KILICO to withdraw selected amounts from the Fixed Account, or from any of the Subaccounts or Guarantee Periods on a monthly, quarterly, semi-annual or annual basis. Currently the SWP is available to Contract Owners who request a minimum $100 periodic payment. A market value adjustment will apply to any withdrawals under the SWP from a Guarantee Period unless effected within 30 days after the Guarantee Period ends. SWP withdrawals from the Fixed Account are not available in the first Contract Year and are limited to the amount that is free of Withdrawal Charges. If the amounts distributed under the SWP from the Subaccounts or Guarantee Periods exceed the amount free of Withdrawal Charge then the Withdrawal Charge will be applied on any amounts exceeding the free withdrawal. WITHDRAWALS TAKEN UNDER THE SWP MAY BE SUBJECT TO THE 10% FEDERAL TAX PENALTY ON EARLY WITHDRAWALS AND TO INCOME TAXES AND WITHHOLDING. SEE "FEDERAL INCOME TAXES." Contract owners interested in SWP may obtain an application and full information concerning this program and its restrictions from their representative or KILICO's home office. The right is reserved to amend the SWP on thirty days' notice. The SWP may be terminated at any time by the Contract Owner or KILICO.

                                    BUSINESS



CORPORATE STRUCTURE



KEMPER INVESTORS LIFE INSURANCE COMPANY ("KILICO"), founded in 1947, is incorporated under the insurance laws of the State of Illinois. KILICO is licensed in the District of Columbia and all states except New York. KILICO is a wholly-owned subsidiary of Kemper Corporation ("Kemper"), a nonoperating holding company.



CORPORATE CONTROL EVENTS



On January 4, 1996 (the acquisition date), an investor group comprised of Zurich Insurance Company ("Zurich"), Insurance Partners, L.P. ("IP") and Insurance Partners Offshore (Bermuda), L.P. (together with IP, "Insurance Partners") acquired all of the issued and outstanding common stock of Kemper. As a result of the change in control, Zurich and Insurance Partners own 80 percent and 20 percent, respectively, of Kemper and therefore KILICO.



The acquisition of KILICO was accounted for using the purchase method of accounting. The consolidated financial statements of KILICO prior to January 4, 1996, were prepared on a historical cost basis and have been labeled as "preacquisition" throughout this Prospectus.



Under purchase accounting, KILICO's assets and liabilities have been marked to their relative fair market values as of the acquisition date. The difference between the allocated cost of $745.6 million of acquiring KILICO and the net fair market values of KILICO's assets and liabilities as of the acquisition date resulted in $254.9 million of goodwill. KILICO is amortizing goodwill on a straight-line basis over twenty-five years. KILICO has presented January 4, 1996 (the acquisition date) as the opening purchase accounting balance sheet for comparative purposes throughout this Prospectus.



Purchase accounting adjustments primarily affected the recorded historical values of fixed maturities, mortgage loans, other invested assets, deferred insurance acquisition costs, future policy benefits and deferred income taxes. (See note captioned "Summary of Significant Accounting Policies" in the notes to the consolidated financial statements below.)



STRATEGIC INITIATIVES



Since late 1991, KILICO has intensified the management of its real estate-related investments due to adverse market conditions. KILICO also successfully implemented strategies over the last several years to reduce both its joint venture operating losses and the level of its real estate-related investments. These strategies included individual property sales, refinancings and restructurings, as well as bulk sale transactions completed in December 1995 in anticipation of the 1996 change in control. As a result of these strategies, KILICO reduced its holdings of real estate-related investments from 36.2 percent of its total invested assets and cash at year-end 1991 to 5.9 percent at year-end 1996.



Further addressing the quality of its investment portfolio, KILICO has reduced its holdings of below investment-grade securities to 0.3 percent of its total invested assets and cash at year-end 1996.



The management, operations and strategic directions of KILICO were integrated during 1992 and 1993 with those of another Kemper subsidiary, Federal Kemper Life Assurance Company ("FKLA"). The integration was designed to streamline management, control costs, improve profitability, increase operating efficiencies and productivity, and to expand both companies' distribution capabilities. Headquartered in Long Grove, Illinois, FKLA markets term and interest-sensitive life insurance, as well as certain annuity products through brokerage general agents and other independent distributors. As described below, KILICO has emphasized different products and distribution methods.



NARRATIVE DESCRIPTION OF BUSINESS



KILICO offers both individual fixed-rate (general account) and individual and group variable (separate account) annuity contracts, as well as individual term life, universal life and variable life insurance products through various distribution channels. KILICO offers investment-oriented products, guaranteed returns or a combination of both, to help policyholders meet multiple insurance and financial objectives. Financial institutions, securities brokerage firms, insurance agents and financial planners are important distribution channels for KILICO's products. In 1996, INVEST Financial Corporation, an affiliated company until June 28, 1996 and EVEREN Securities, Inc., an affiliated company until September 13, 1995, accounted for approximately 24 percent and 12 percent, respectively, of KILICO's first-year sales, compared with 37 percent and 21 percent, respectively, in 1995. KILICO's sales mainly consist of deposits received on certain long duration annuity contracts as well as reinsurance assumed from FKLA during 1996. (See note captioned "Reinsurance" in the notes to the consolidated financial statements and see the table captioned "Sales" below.)



Annuities have accounted for approximately 98 percent of KILICO's sales in recent years. KILICO's annuities generally have surrender charges that are a specified percentage of policy values and decline as the policy ages. General account annuity and interest-sensitive life policies are guaranteed to accumulate at specified interest rates but allow for periodic crediting rate changes.



Over the last several years, in part reflecting the current interest rate environment, KILICO has increased its emphasis on marketing its separate account products. Unlike the fixed-rate annuity business where KILICO manages spread revenue, variable annuities pose minimal investment risk for KILICO, as policyholders invest in one or more of several underlying investment funds. KILICO, in turn, receives administrative fee revenue. KILICO's separate account assets totaled $2.1 billion at December 31, 1996, compared with $1.8 billion and $1.5 billion at December 31, 1995 and 1994, respectively. KILICO's sales of its separate account annuities were $254.8 million in 1996, $151.1 million in 1995 and $250.8 million in 1994. Despite KILICO's strategy to emphasize the sale of variable annuities, such sales declined in 1995, compared with 1994, due to competitive conditions in certain distribution channels, in part reflecting KILICO's financial strength and performance ratings and uncertainty concerning KILICO's ownership during this period. Rating improvements in 1996 (see "Rankings and ratings" below) and the 1996 change in control helped to increase KILICO's sales in 1996, compared with 1995.



In order to increase variable annuity sales, KILICO introduced Kemper PASSPORT in 1992. Kemper PASSPORT is a variable and market value adjusted annuity featuring a choice of investment portfolios, an increasing estate benefit, tax-free transfers and guaranteed rates for a variety of terms. In 1994, KILICO changed Kemper PASSPORT from a single premium annuity to one with a flexible premium structure and also added a small capitalization equity subaccount as another investment portfolio option. In 1995 and 1996, KILICO also added several new subaccounts and new investment managers as investment portfolio choices for certain purchasers of the Kemper Advantage III variable annuity product. During late 1996, KILICO also introduced POWER V, a flexible premium variable life insurance product.



Current crediting rates, a conservative investment strategy and the interest rate environment have impacted general account annuity sales for KILICO during 1996. Beginning in the second half of 1994 and in early 1995, KILICO began raising crediting rates on certain of its existing and new general account products, reflecting both competitive conditions and a rising interest rate environment. As a result of these actions, sales of general account annuities increased and represented 62.0 percent of KILICO's total sales in 1995, compared with 46.0 percent in 1994. During late 1995, as interest rates fell, KILICO began reducing crediting rates on certain of its existing and new general account products reflecting both competitive conditions and the falling interest rate environment. As a result of these events, as well as a strong stock and bond market during 1996, which influenced potential buyers of fixed annuity products to purchase variable annuity products, sales of general account annuities decreased to 34.8 percent of KILICO's total sales in 1996.



Beginning in 1995, KILICO began to sell term life insurance products in order to balance its product mix and asset-liability structure. In December 1996, KILICO also assumed $7.3 million of term life insurance premiums from FKLA. Excluding the amounts assumed from FKLA, KILICO's total term life sales, including new and renewal premiums, amounted to $565 thousand in 1996, compared with $236 thousand in 1995.



NAIC RATIOS



The National Association of Insurance Commissioners (the "NAIC") annually calculates certain statutory financial ratios for most insurance companies in the United States. These calculations are known as the Insurance Regulatory Information System ("IRIS") ratios. There presently are twelve IRIS ratios. The primary purpose of the ratios is to provide an "early warning" of any negative developments. The NAIC reports the ratios to state regulators who may then contact the companies if three or more ratios fall outside the NAIC's "usual ranges".



Based on statutory financial data as of December 31, 1996, KILICO had only one ratio outside the usual ranges. KILICO's change in reserving ratio reflected the level of interest-sensitive life surrenders and withdrawals during 1996 as well as the 1996 reinsurance agreement with FKLA. Other than certain states requesting quarterly financial reporting and/or explanations of the underlying causes for certain ratios, no state regulators have taken any action due to KILICO's IRIS ratios for 1996 or earlier years.



GUARANTY ASSOCIATION ASSESSMENTS



From time to time, mandatory assessments are levied on KILICO by life and health guaranty associations of most states in which KILICO is licensed, to cover losses to policyholders of insolvent or rehabilitated insurance companies. These associations levy assessments (up to prescribed limits) on all member insurers in a particular state, in order to pay claims on the basis of the proportionate share of premiums written by member insurers in the lines of business in which the insolvent or rehabilitated insurer engaged. These assessments may be deferred or forgiven in certain states if they would threaten an insurer's financial strength, and, in some states, these assessments can be partially recovered through a reduction in future premium taxes.



In the early 1990s, there were a number of failures of life insurance companies. KILICO's financial statements include provisions for all known assessments that will be levied against KILICO by various state guaranty associations as well as an estimate of amounts (net of estimated future premium tax recoveries) that KILICO believes will be assessed in the future for failures which have occurred to date and for which the life insurance industry has estimated the cost to cover losses to policyholders. Assessments levied against KILICO and charged to expense in 1996, 1995 and 1994 amounted to $601 thousand, $5.8 million and zero, respectively. Such amounts relate to accrued guaranty fund assessments of $5.8 million, $5.0 million and $4.0 million at December 31, 1996, 1995 and 1994, respectively. No assessments were charged to expense during 1994 as KILICO had established adequate accruals for all known insolvencies where an estimate of the cost to cover losses to policyholders was available as of December 31, 1994. Additional assessments charged to expense in 1996 and 1995 reflect accruals for the life insurance industry's new or revised loss estimates for certain insolvent insurance companies.



RISK-BASED CAPITAL



Since the early 1990s, reflecting a recessionary environment and the insolvencies of a few large life insurance companies, both state and federal legislators have increased scrutiny of the existing insurance regulatory framework. While various initiatives, such as a new model investment law and the codification of statutory accounting principles, are being considered for future implementation by the NAIC, it is not presently possible to predict the future impact of potential regulatory changes on KILICO.



Under asset adequacy and risk-based capital rules in Illinois, state regulators may mandate remedial action for inadequately reserved or inadequately capitalized companies. The new asset adequacy rules are designed to assure that reserves and assets are adequate to cover liabilities under a variety of economic scenarios. The focus of the new capital rules is a risk-based formula that applies prescribed factors to various risk elements in an insurer's business and investments to develop a minimum capital requirement designed to be proportional to the amount of risk assumed by the insurer. KILICO has capital levels substantially exceeding any which would mandate action under the risk-based capital rules and is in compliance with applicable asset adequacy rules.



RESERVES AND REINSURANCE



The following table provides a breakdown of KILICO's reserves for future policy benefits by product type (in millions):



                                                                                   PREACQUISITION
                                                                             ---------------------------
                                               DECEMBER 31     JANUARY 4     DECEMBER 31     DECEMBER 31
                                                  1996           1996           1995            1994
                                               -----------     ---------     -----------     -----------
General account annuities....................    $3,507         $3,805         $3,794          $4,010
Interest-sensitive life insurance............       743            780            779             833
Term life reserves...........................         7             --             --              --
Ceded future policy benefits.................       427            503            503             643
                                                 ------         ------         ------          ------
          Total..............................    $4,684         $5,088         $5,076          $5,486
                                                 ======         ======         ======          ======



Ceded future policy benefits shown above reflect coinsurance (indemnity reinsurance) transactions in which KILICO insured liabilities of approximately $516 million in 1992 and $416 million in 1991 with Fidelity Life Association ("FLA"), an affiliated mutual insurance company. FLA shares directors, management, operations and employees with FKLA pursuant to an administrative and management services agreement. FLA produces whole life policies not produced by FKLA or KILICO as well as other policies similar to certain FKLA policies. At December 31, 1996, KILICO's reinsurance recoverable from FLA related to these coinsurance transactions totaled approximately $427.0 million. KILICO remains primarily liable to its policyholders for this amount. Utilizing FKLA's employees, KILICO is the servicing company for this coinsured business and is reimbursed by FLA for the related servicing expenses. Excluding this coinsurance, KILICO, because it is primarily an annuity company, reinsures only a very limited portion of its business. During December 1996, KILICO assumed on a yearly renewable term basis approximately $14.4 billion (face amount) of term life insurance from FKLA. As a result of this transaction, KILICO recorded premiums and reserves of approximately $7.3 million. (See the note captioned "Reinsurance" in the notes to the consolidated financial statements below.)



COMPETITION



KILICO is in a highly competitive business and competes with a large number of other stock and mutual life insurance companies, many of which are larger financially, although none is truly dominant in the industry. KILICO, with its emphasis on annuity products, also competes for savings dollars with securities brokerage and investment advisory firms as well as other institutions that manage assets, produce financial products or market other types of investment products.



KILICO's principal methods of competition continue to be innovative products, often designed for selected distribution channels and economic conditions, as well as appropriate product pricing, careful underwriting, expense control and the quality of services provided to policyholders and agents. Certain of KILICO's financial strength ratings and claims-paying/performance ratings, however, were lower in 1994 and 1995 than in earlier years, and were under review in 1994 and 1995, due to uncertainty with respect to Kemper's and KILICO's ownership. These ratings impacted sales efforts in certain markets; however, increases in KILICO's financial strength ratings and claims-paying/performance ratings in January 1996 favorably impacted variable annuity sales during 1996 and should continue to favorably impact future sales.



To address its competition, KILICO has adopted certain business strategies. These include systematic reductions of investment risk and strengthening of its capital position; continued focus on existing and new variable annuity and variable life insurance products; distribution through diversified channels; and ongoing efforts to continue as a low-cost provider of insurance products and high-quality services to agents and policyholders through the use of technology.



EMPLOYEES



At December 31, 1996, KILICO utilized the services of approximately 514 employees of FKLA, which are also shared with FLA. On January 1, 1996, approximately 160 employees of Zurich Life Insurance Company of America ("ZLICA"), an affiliated company, became employees of FKLA in connection with the integration of ZLICA's operations with those of FKLA's. On January 5, 1996, KILICO, FKLA, FLA and ZLICA began to operate under the trade name Zurich Kemper Life. On July 1, 1996, Kemper acquired 100 percent of the issued and outstanding common stock of ZLICA from Zurich.



REGULATION



KILICO is generally subject to regulation and supervision by the insurance departments of Illinois and other jurisdictions in which KILICO is licensed to do business. These departments enforce laws and regulations designed to assure that insurance companies maintain adequate capital and surplus, manage investments according to prescribed character, standards and limitations and comply with a variety of operational standards. The departments also make periodic examinations of individual companies and review annual and other reports on the financial condition of each company operating within their respective jurisdictions. Regulations, which often vary from state to state, cover most aspects of the life insurance business, including market practices, forms of policies and accounting and financial reporting procedures.



Insurance holding company laws enacted in many states grant additional powers to state insurance commissioners to regulate acquisition of and by domestic insurance companies, to require periodic disclosure of relevant information and to regulate certain transactions with related companies. These laws also impose prior approval requirements for certain transactions with affiliates and generally regulate dividend distributions by an insurance subsidiary to its holding company parent.

In addition, variable life insurance and annuities offered by KILICO, and the related separate accounts, are subject to regulation by the Securities and Exchange Commission (the "SEC").



KILICO believes it is in compliance in all material respects with all applicable regulations.



INVESTMENTS



A changing marketplace has affected the life insurance industry and to accommodate customers' increased preference for safety over higher yields, KILICO has systematically reduced its investment risk and strengthened its capital position.



KILICO's cash flow is carefully monitored and its investment program is regularly and systematically planned to provide funds to meet all obligations and to optimize investment return. For securities, portfolio management is handled by an affiliated company, Zurich Kemper Investments, Inc. ("ZKI"), and its subsidiaries and affiliates, with KILICO's real estate-related investments being handled by a Kemper real estate subsidiary. Investment policy is directed by KILICO's board of directors. KILICO's investment strategies take into account the nature of each annuity and life insurance product, the respective crediting rates and the estimated future policy benefit maturities. (See "INVESTMENTS" below.)



                                   PROPERTIES



KILICO shares 99,000 sq. ft. of office space leased by FKLA from Lumbermens Mutual Casualty Company, a former affiliate, ("Lumbermens"), located in Long Grove, Illinois.



                               LEGAL PROCEEDINGS



KILICO has been named as defendant in certain lawsuits incidental to its insurance business. Based upon the advice of legal counsel, KILICO's management believes that the resolution of these various lawsuits will not result in any material adverse effect on KILICO's consolidated financial position.

                            SELECTED FINANCIAL DATA



The following table sets forth selected financial information for KILICO for the five years ended December 31, 1996 and for the opening balance sheet as of the acquisition date, January 4, 1996. Such information should be read in conjunction with KILICO's consolidated financial statements and notes thereto included in this Prospectus. All amounts are shown in millions.



                                                                                  PREACQUISITION
                                                                  -----------------------------------------------
                                                                                    DECEMBER 31
                                      DECEMBER 31    JANUARY 4    -----------------------------------------------
                                         1996          1996         1995           1994        1993        1992
                                      -----------    ---------    --------       --------    --------    --------
TOTAL REVENUE.....................     $  356.2      $  --        $   68.1(1)    $  330.5    $  337.4    $  353.6
                                       ========      ========     ========       ========    ========    ========
NET INCOME EXCLUDING REALIZED
  INVESTMENT RESULTS..............     $   25.6      $  --        $   74.2       $   61.9    $   33.7    $   10.3
                                       ========      ========     ========       ========    ========    ========
NET INCOME (LOSS).................     $   34.4      $  --        $ (133.0)(1)   $   26.4    $   14.0    $  (51.9)
                                       ========      ========     ========       ========    ========    ========
FINANCIAL SUMMARY
Total separate account assets.....     $2,127.2      $1,761.1     $1,761.1       $1,508.0    $1,499.5    $1,140.3
                                       ========      ========     ========       ========    ========    ========
Total assets......................     $7,717.9      $7,682.7     $7,581.7       $7,537.1    $8,113.7    $6,845.9
                                       ========      ========     ========       ========    ========    ========
Future policy benefits............     $4,256.5      $4,585.1     $4,573.2       $4,843.7    $5,040.0    $5,040.7
                                       ========      ========     ========       ========    ========    ========
Stockholder's equity..............     $  751.0      $  745.6     $  605.9       $  434.0    $  654.6    $  488.7
                                       ========      ========     ========       ========    ========    ========



---------------


(1) Total revenue and net income (loss) for 1995 were adversely impacted by real estate-related investment losses. Such losses reflect a change in KILICO's strategy with respect to its real estate-related investments in connection with the January 4, 1996 acquisition of Kemper by the Zurich-led investor group. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF


                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS



As discussed in the note captioned "Summary of Significant Accounting Policies" in the notes to the consolidated financial statements, Kemper, and therefore KILICO, were acquired on January 4, 1996, by an investor group led by Zurich. In connection with the acquisition, KILICO's assets and liabilities were marked to their respective fair market values as of the acquisition date in conformity with the purchase accounting method required under generally accepted accounting principles.



KILICO's financial statements as of January 4, 1996, and as of and for the year ended December 31, 1996, have been adjusted to reflect the effects of such purchase accounting adjustments. KILICO's financial statements for the years ended December 31, 1995 and 1994 have been prepared on a historical cost basis and do not reflect such purchase accounting adjustments.



RESULTS OF OPERATIONS



KILICO recorded net income of $34.4 million in 1996, compared with net loss of $133.0 million in 1995 and net income of $26.4 million in 1994. The increase in net income in 1996, compared with 1995 and 1994, was primarily due to a decrease in the level of real estate-related realized investment losses. KILICO's strategy with respect to its real estate-related investments changed dramatically as of year-end 1995 in connection with the Zurich-led investor group's acquisition of Kemper. This change, as further discussed below, resulted in significant reductions in real estate-related investments and significant realized capital losses in the second half of 1995.



The following table reflects the components of net income (loss):



                      NET INCOME (LOSS)


                (in millions)



                                     YEAR ENDED DECEMBER 31
                                   --------------------------
                                             PREACQUISITION
                                            -----------------
                                   1996      1995       1994
                                   -----    -------    ------
Operating earnings...............  $25.6    $  74.2    $ 61.9
Net realized investment gains
  (losses).......................    8.8     (207.2)    (35.5)
                                   -----    -------    ------
          Net income (loss)......  $34.4    $(133.0)   $ 26.4
                                   =====    =======    ======



The following table reflects the major components of realized investment results included in net income (loss) above. (See "INVESTMENTS" below, and the note captioned "Invested Assets and Related Income" in the notes to the consolidated financial statements.)



                      REALIZED INVESTMENT RESULTS, AFTER TAX


                (in millions)



                                     YEAR ENDED DECEMBER 31
                                   --------------------------
                                             PREACQUISITION
                                            -----------------
                                   1996      1995       1994
                                   -----    -------    ------
Real estate-related gains
  (losses).......................  $11.4    $(211.6)   $(27.1)
Fixed maturity write-downs.......    (.9)      (4.7)     --
Other gains (losses), net........   (1.7)       9.1      (8.4)
                                   -----    -------    ------
          Total..................  $ 8.8    $(207.2)   $(35.5)
                                   =====    =======    ======



The higher level of real estate-related losses in 1995, compared with both 1996 and 1994, reflected realized capital losses predominately from real estate-related bulk sale transactions in December 1995, as well as a higher level of write-downs on real estate-related investments. These sales and write-downs in 1995, reflect Zurich's and Insurance Partners' strategies, adopted by KILICO, with respect to the disposition of real estate-related investments. Other realized investment gains and losses for 1996, 1995 and 1994 relate primarily to the sale of fixed maturity investments. The fixed maturity losses generated in 1996 and 1994 arose primarily from the sale of fixed maturity investments, consisting of lower yielding U.S. Treasury bonds and collateralized mortgage obligations in 1996 and investment-grade corporate securities and collateralized mortgage obligations in 1994, related to repositionings of KILICO's fixed maturity investment portfolio. The proceeds from the repositionings, together with cash and short-term investments, were reinvested into higher yielding corporate bonds and asset-backed securities in 1996 and U.S. government and agency guaranteed mortgage pass-through securities issued by the Government National Mortgage Association and the Federal National Mortgage Association in 1994. (See "INVESTMENTS" below.)



Operating earnings decreased to $25.6 million in 1996, compared with $74.2 million and $61.9 million in 1995 and 1994, respectively, primarily due to purchase accounting adjustments which reduced investment income and increased expenses. Operating income increased in 1995, compared with 1994, primarily due to an increase in fees and other income, reductions in operating expenses and an increase in the net deferral of insurance acquisition costs, partially offset by an increase in commissions, taxes, licenses and fees.



Investment income was lower in 1996, compared with both 1995 and 1994, primarily reflecting purchase accounting adjustments related to the amortization of premiums on fixed maturity investments. Under purchase accounting, the market value of KILICO's fixed maturity investments as of January 4, 1996 became KILICO's new cost basis in such investments. The difference between the new cost basis and original par is then amortized against investment income over the remaining effective lives of the fixed maturity investments. As a result of the interest rate environment as of January 4, 1996, the market value of KILICO's fixed maturity investments was approximately $133.9 million greater than original par. The amortization of such premiums reduced investment income by approximately $22.7 million in 1996, compared with 1995 and 1994.



Investment income and interest credited also declined in 1996, compared with 1995 and 1994, as a result of a decrease in total invested assets and future policy benefits. Such decreases were the result of surrender and withdrawal activity over the last three years.



Investment income was also negatively impacted during 1996, compared with 1995 and 1994, by a higher level of cash and short-term investments held in the first quarter of 1996. The increase in cash and short-term investments in the first quarter of 1996 was caused in part by the cash proceeds received from bulk sales of real estate-related investments in late December 1995. The reduction in real estate-related investments reflects KILICO's current strategy to continue to reduce its investments in, and overall exposure to, real estate-related investments.



Investment income was positively impacted in 1996, 1995 and 1994 from the benefits of capital contributions to KILICO and from reductions in the level of nonperforming real estate-related investments, primarily from the sales of certain real estate-related investments to affiliated non-life realty companies. These sales totaled $3.5 million in 1995 and $154.0 million in 1994 and resulted in no realized gain or loss to KILICO. Investment income in 1996 and 1995 also benefitted from the above-mentioned repositionings of KILICO's investment portfolio, however, the full benefits of KILICO's 1996 repositioning will not occur until 1997.



The following table reflects KILICO's sales.



           SALES


           (in millions)



                                             YEAR ENDED DECEMBER 31
                                         ------------------------------
                                                       PREACQUISITION
                                                     ------------------
                                          1996        1995        1994
                                         ------      ------      ------
Annuities:
  General account......................  $140.6      $247.6      $214.2
  Separate account.....................   254.8       151.1       250.8
                                         ------      ------      ------
     Total annuities...................   395.4       398.7       465.0
                                         ------      ------      ------
Life Insurance:
  Term life............................     7.8          .2        --
  Interest-sensitive life..............      .6          .2          .8
                                         ------      ------      ------
     Total life........................     8.4          .4          .8
                                         ------      ------      ------
               Total sales.............  $403.8      $399.1      $465.8
                                         ======      ======      ======



Sales of annuity products consist of total deposits received. The decrease in 1996 general account (fixed annuity) sales, compared with 1995, and the increase in general account annuity sales in 1995, compared with 1994, is reflective of the fluctuating interest rate environments and the stock and bond markets during 1996 and 1995, respectively, which made variable annuities more attractive to consumers in 1996, and fixed annuities more attractive to consumers during 1995. The increase in separate account (variable sales) in 1996, compared with

1995 and 1994, was in part due to improvements in KILICO's financial strength and performance ratings in January 1996, the addition of new separate account investment fund options, new investment fund managers and a strong underlying stock and bond market. Sales of variable annuities not only increase administrative fees earned but they also pose minimal investment risk for KILICO, as policyholders invest in one or more of several underlying investment funds which invest in stocks and bonds. Separate account sales declined in 1995, compared with 1994, due to competitive conditions in certain distribution channels, in part reflecting KILICO's financial strength and performance ratings which were lower in 1995 and 1994, compared with 1996, and uncertainty concerning KILICO's ownership. KILICO believes that the increase in its financial strength and performance ratings in January 1996 together with KILICO's association with Zurich, will continue to assist in KILICO's future sales efforts.



Beginning in 1995, KILICO began to sell low-cost term life insurance products offering initial level premiums for 5, 10, 15 and 20 years in order to balance its product mix and asset-liability structure. In December 1996, KILICO also assumed $7.3 million of term life insurance premiums from FKLA. (See the note captioned "Reinsurance" in the notes to the consolidated financial statements.) Excluding the amounts assumed from FKLA, KILICO's total term life sales, including new and renewal premiums, amounted to $565 thousand in 1996, compared with $236 thousand in 1995. Face amount of new business issued during 1996 and 1995 amounted to approximately $319 million and $120 million, respectively.



Included in fees and other income are administrative fees received from KILICO's separate account products of $25.3 million in 1996, compared with $21.9 million and $20.8 million in 1995 and 1994, respectively. Administrative fee revenue increased in each of the last three years due to growth in average separate account assets. Other income also included surrender charge revenue of $5.4 million in 1996, compared with $7.7 million and $7.4 million in 1995 and 1994, respectively, as total general account and separate account policyholder surrenders and withdrawals decreased in 1996, compared with 1995. The decrease in surrender charge revenue also reflects that 57 percent of KILICO's fixed and variable annuity liabilities are subject to minimal (5 percent or less) or no surrender charges, compared with 56 percent in 1995 and 43 percent in 1994. Also included in other income in 1995 is a ceding commission experience adjustment which resulted in income of $4.4 million related to certain reinsurance transactions entered into by KILICO during 1992. (See the note captioned "Reinsurance" in the notes to the consolidated financial statements.)



           POLICYHOLDER SURRENDERS AND WITHDRAWALS


           (in millions)



                                                          PREACQUISITION
                                                       ---------------------
                                         1996           1995           1994
                                        ------         ------         ------
General account.....................    $652.0         $755.9         $652.5
Separate account....................     196.7          205.6          150.3
                                        ------         ------         ------
     Total..........................    $848.7         $961.5         $802.8
                                        ======         ======         ======



Reflecting the current interest rate environment and other competitive market factors, KILICO adjusts its crediting rates on interest-sensitive products over time in order to manage spread revenue and policyholder surrender and withdrawal activity. KILICO can also improve spread revenue over time by increasing investment income. Beginning in late 1994, as a result of rising interest rates and other competitive market factors, KILICO began to increase crediting rates on certain interest-sensitive products which adversely impacted spread income. The declines in interest rates during the last three quarters of 1995, however, and the current interest rate environment during 1996, have mitigated at present, competitive pressures to increase existing renewal crediting rates further.



Policyholder withdrawals increased during 1995, compared with 1994, due to planned reductions in fixed annuity crediting rates, a rising interest rate environment during the last half of 1994 and early 1995, uncertainty regarding KILICO's ownership and KILICO's financial strength ratings and claims-paying/performance ratings. KILICO's crediting rate increases in late 1994 and in early 1995 were designed to reduce the level of future withdrawals. As a result of increases in renewal crediting rates and declining interest rates in the last three quarters of 1995, policyholder surrenders and withdrawals in 1996 declined from the level of surrenders and withdrawals in 1995. KILICO expects that the level of surrender and withdrawal activity experienced should remain at a similar level in 1997 given current projections for relatively stable interest rates.



Commissions, taxes, licenses and fees were lower in 1996, compared with 1995, but were higher in 1995, compared with 1994, primarily reflecting the level of guaranty fund assessments in each of those years. Expenses for such assessments totaled $601 thousand, $5.8 million, and zero in 1996, 1995 and 1994, respectively. (See "Guaranty association assessments" "Business" above.)



Operating expenses declined in 1995, compared with 1994, primarily as a result of a decrease in personnel. Personnel declined during 1995 as a result of uncertainty concerning KILICO's ownership. Operating expenses increased in 1996, compared with 1995, as a result of restaffing after the completion of the merger.



Operating earnings were negatively impacted by the net deferral of insurance acquisition costs and the amortization of the value of business acquired in 1996, compared with the net deferral of insurance acquisition costs in 1995 and 1994. Deferred insurance acquisition costs, and the related amortization thereof, for policies sold prior to January 4, 1996 have been replaced under purchase accounting by the value of business acquired. The value of business acquired reflects the present value of the right to receive future cash flows from insurance contracts existing at the date of acquisition. The amortization of the value of business acquired is calculated assuming an interest rate equal to the liability or contract rate on the value of the business acquired. (See note captioned "Summary of Significant Accounting Policies" in the notes to the consolidated financial statements.) Deferred insurance acquisition costs are established on all new policies sold after January 4, 1996.



The net amortization of the value of business acquired in 1996 was adversely affected by net realized capital gains in 1996, while the net deferral of insurance acquisition costs in 1995 and 1994 was positively affected by realized capital losses, partially offset by the level of policyholder surrenders and withdrawals in 1995 and 1994. Net realized capital gains and policyholder surrenders tend to accelerate the amortization of both the value of business acquired and deferred insurance acquisition costs as they tend to decrease KILICO's projected future estimated gross profits. Net realized capital losses tend to defer such amortization into future periods as they tend to increase KILICO's projected future estimated gross profits.



The higher level of deferral of policy acquisition costs in 1995, compared with 1994, reflected an increase in the amount of imputed interest capitalized due to improvements in projected future revenue streams primarily as a result of the decline in the level of nonperforming real estate-related investments. The amortization of policy acquisition costs was favorably impacted during 1995 due to real estate-related capital losses. Excluding the effects of the real estate-related capital losses, the amortization of policy acquisition costs increased in 1995, compared with 1994, primarily as a result of improved net operating earnings during 1995.



The difference between the cost of acquiring KILICO and the net fair market value of KILICO's assets and liabilities as of January 4, 1996 was recorded as goodwill. The amortization of goodwill increased expenses by $10.2 million in 1996, compared with 1995 and 1994. KILICO is amortizing goodwill on a straight-line basis over twenty-five years.

INVESTMENTS



KILICO's principal investment strategy is to maintain a balanced, well-diversified portfolio supporting the insurance contracts written. KILICO makes shifts in its investment portfolio depending on, among other factors, its evaluation of risk and return in various markets, consistency with KILICO's business strategy and investment guidelines approved by the board of directors, the interest rate environment, liability durations and changes in market and business conditions. In addition, as previously discussed, KILICO's strategy with respect to its real estate-related investments changed dramatically by year-end 1995.



INVESTED ASSETS AND CASH


(in millions)



                                                                DECEMBER 31         JANUARY 4
                                                                   1996               1996
                                                              ---------------    ---------------
Cash and short-term investments.............................  $   74      1.6%   $  398      8.4%
Fixed maturities:
  Investment-grade:
     NAIC(1) Class 1........................................   3,231     71.5     3,096     65.2
     NAIC(1) Class 2........................................     621     13.7       570     12.0
  Below investment grade:
     Performing.............................................      13       .3        78      1.6
     Nonperforming..........................................       1       --         5       .1
Joint venture mortgage loans................................     111      2.4       110      2.3
Third-party mortgage loans..................................     107      2.4       145      3.1
Other real estate-related investments.......................      50      1.1        34       .7
Policy loans................................................     288      6.4       289      6.1
Other.......................................................      24       .6        20       .5
                                                              ------    -----    ------    -----
          Total(2)..........................................  $4,520    100.0%   $4,745    100.0%
                                                              ======    =====    ======    =====



---------------



(1) National Association of Insurance Commissioners ("NAIC").


     -- Class 1 = A- and above


    -- Class 2 = BBB- through BBB+


(2) See the note captioned "Financial Instruments--Off-Balance-Sheet Risk" in the notes to the consolidated financial statements.



FIXED MATURITIES



KILICO is carrying its fixed maturity investment portfolio, which it considers available for sale, at estimated fair value, with the aggregate unrealized appreciation or depreciation being recorded as a separate component of stockholder's equity, net of any applicable income tax expense. The aggregate unrealized depreciation on fixed maturities at December 31, 1996 was $63.2 million, compared with no unrealized appreciation or depreciation, at January 4, 1996 as a result of purchase accounting adjustments. KILICO does not record a net deferred tax benefit for the aggregate unrealized depreciation on investments. Fair values are sensitive to movements in interest rates and other economic developments and can be expected to fluctuate, at times significantly, from period to period.



At December 31, 1996, investment-grade fixed maturities and cash and short-term investments accounted for 86.8 percent of KILICO's invested assets and cash, compared with 85.6 percent at January 4, 1996. Approximately 58.4 percent of KILICO's NAIC Class 1 bonds were rated AAA or equivalent at year-end 1996, compared with 66.0 percent at January 4, 1996.



Approximately 36.4 percent of KILICO's investment-grade fixed maturities at December 31, 1996 were mortgage-backed securities, down from 45.7 percent at January 4, 1996, due to sales and paydowns during 1996. These investments consist primarily of marketable mortgage pass-through securities issued by the Government National Mortgage Association, the Federal National Mortgage Association or the Federal Home Loan Mortgage Corporation and other investment-grade securities collateralized by mortgage pass-through securities issued by these entities. KILICO has not made any investments in interest-only or other similarly volatile tranches of mortgage-backed securities. KILICO's mortgage-backed investments are generally of AAA credit quality, and the markets for these investments have been and are expected to remain liquid. KILICO plans to continue to reduce its holding of such investments over time.

As a result of the previously discussed 1996 repositioning of KILICO's fixed maturity portfolio, approximately 8.8 percent of KILICO's investment-grade fixed maturities at December 31, 1996 consisted of corporate asset-backed securities. The majority of KILICO's investments in asset-backed securities were backed by manufactured housing loans, auto loans and home equity loans.



Future investment income from mortgage-backed securities and other asset-backed securities may be affected by the timing of principal payments and the yields on reinvestment alternatives available at the time of such payments. As a result of purchase accounting adjustments to fixed maturities, most of KILICO's mortgage-backed securities are carried at a premium over par. Prepayment activity resulting from a decline in interest rates on such securities purchased at a premium would accelerate the amortization of the premiums which would result in reductions of investment income related to such securities. At December 31, 1996, KILICO had unamortized premiums and discounts of $24.7 million and $5.7 million, respectively, related to mortgage-backed and asset-backed securities. KILICO believes that as a result of the purchase accounting adjustments and the current interest rate environment, anticipated prepayment activity is expected to result in reductions to future investment income similar to those reductions experienced by KILICO in 1996.



Amortization of the discount or premium from mortgage-backed and asset-backed securities is recognized using a level effective yield method which considers the estimated timing and amount of prepayments of the underlying loans and is adjusted to reflect differences which arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. To the extent that the estimated lives of such securities change as a result of changes in prepayment rates, the adjustment is also included in net investment income.



The table below provides information about KILICO's mortgage-backed and asset-backed securities that are sensitive to changes in interest rates. The expected maturity dates have been calculated on a security by security basis using prepayment assumptions obtained from a survey conducted by a securities information service. These assumptions are consistent with the current interest rate and economic environment.



                                CARRYING                                                                           FAIR VALUE
                                VALUE AT                     EXPECTED MATURITY DATE                                    AT
                              DECEMBER 31,   -------------------------------------------------------              DECEMBER 31,
       (IN MILLIONS)              1996        1997     1998     1999     2000     2001    THEREAFTER    TOTAL         1996
       -------------          ------------    ----     ----     ----     ----     ----    ----------    -----     ------------
Fixed Maturities:...........
  Mortgage-backed bonds.....    $1,402.0     $161.4   $239.0   $261.4   $166.1   $ 61.8     $512.3     $1,402.0     $1,402.0
    Average yield...........        6.83%      6.83%    6.83%    6.83%    6.83%    6.83%      6.83%        6.83%        6.83%
  Asset-backed bonds........    $  339.3     $ 31.4   $ 38.1   $ 36.6   $ 44.4   $ 51.0     $137.8     $  339.3     $  339.3
    Average yield...........        6.82%      6.82%    6.82%    6.82%    6.82%    6.82%      6.82%        6.82%        6.82%
                                --------                                                               --------     --------
                                $1,741.3                                                               $1,741.3     $1,741.3
                                ========                                                               ========     ========



The current weighted average maturity of the mortgage-backed and asset-backed securities at December 31, 1996, is 4.6 years. A 200 basis point increase in interest rates would extend the weighted average maturity by approximately 1.7 years, while a 200 basis point decrease in interest rates would decrease the weighted average maturity by approximately 1.3 years.



Below investment-grade securities holdings (NAIC classes 3 through 6), representing securities of 8 issuers at December 31, 1996, totaled 0.3 percent of cash and invested assets at December 31, 1996, compared with 1.7 percent at January 4, 1996. (See note captioned "Invested Assets and Related Income" in the notes to the consolidated financial statements.) Below investment-grade securities are generally unsecured and often subordinated to other creditors of the issuers. These issuers may have relatively higher levels of indebtedness and be more sensitive to adverse economic conditions than investment-grade issuers. KILICO has significantly reduced its exposure to below investment-grade securities since 1991. This strategy takes into account the more conservative nature of today's consumer and the resulting demand for higher-quality investments in the life insurance and annuity marketplace.



REAL ESTATE-RELATED INVESTMENTS



The $267.7 million real estate-related portfolio held by KILICO, consisting of joint venture and third-party mortgage loans and other real estate-related investments, constituted 5.9 percent of cash and invested assets at December 31, 1996, compared with $288.9 million, or 6.1 percent, at January 4, 1996. The decrease in real estate-related investments during 1996 was primarily due to asset sales.

As reflected in the "Real estate portfolio" table below, KILICO has continued to fund both existing projects and legal commitments. The future legal commitments were $197.4 million at December 31, 1996. This amount represented a net decrease of $50.8 million since January 4, 1996, primarily due to sales and fundings in 1996. As of December 31, 1996, KILICO expects to fund approximately $39.6 million of these legal commitments, along with providing capital to existing projects. The disparity between total legal commitments and the amount expected to be funded relates principally to standby financing arrangements that provide credit enhancements to certain tax-exempt bonds, which KILICO does not presently expect to fund. The total legal commitments, along with estimated working capital requirements, are considered in KILICO's evaluation of reserves and write-downs. (See note captioned "Financial Instruments--Off- Balance-Sheet Risk" in the notes to the consolidated financial statements.)



Generally, at the inception of a real estate loan, KILICO anticipated that it would roll over the loan and reset the interest rate at least one time in the future, although KILICO is not legally committed to do so. KILICO anticipates that as certain mortgages mature they could be rolled over, restructured or foreclosed if not earlier disposed of.



Excluding the $7.5 million of real estate owned and $11.7 million of net equity investments in joint ventures, KILICO's real estate loans totaled $248.5 million at December 31, 1996, after reserves and write-downs. Of this amount, $210.3 million are on accrual status with a weighted average interest rate of approximately 8.6 percent. Of these accrual loans, 17.0 percent have terms requiring current periodic payments of their full contractual interest, 58.2 percent require only partial payments or payments to the extent of cash flow of the borrowers, and 24.8 percent defer all interest to maturity.



The equity investments in real estate at December 31, 1996 consisted of KILICO's other equity investments in joint ventures. These equity investments include KILICO's share of periodic operating results. KILICO, as an equity owner or affiliate thereof, has the ability to fund, and historically has elected to fund, operating requirements of certain joint ventures.



REAL ESTATE PORTFOLIO


(in millions)



                                                                         OTHER REAL ESTATE-RELATED
                                                  MORTGAGE LOANS                INVESTMENTS
                                                 ----------------   ------------------------------------
                                                  JOINT    THIRD-    OTHER     REAL ESTATE     EQUITY
                                                 VENTURE   PARTY    LOANS(2)      OWNED      INVESTMENTS   TOTAL
                                                 -------   ------   --------   -----------   -----------   ------
Balance at January 4, 1996.....................  $110.2    $144.5    $ 22.3      $   .5         $11.4      $288.9(1)
Additions (deductions):
Fundings.......................................     9.6       2.5        --        15.0            --        27.1
Interest added to principal....................     4.5       3.1        --          --            --         7.6
Sales/paydowns/distributions...................   (13.1)    (36.8)    (10.1)      (16.1)         (2.6)      (78.7)
Purchases from affiliated realty companies.....     4.8       1.3      16.5          --            --        22.6
Operating gain.................................      --        --        --          --            .3          .3
Transfers to real estate owned.................      --        --        --         1.5          (1.5)         --
Realized investments gains (losses)............    (2.9)      2.9       6.3         7.1           4.1        17.5
Other transactions, net........................    (2.1)    (10.9)     (4.1)        (.5)           --       (17.6)
                                                 ------    ------    ------      ------         -----      ------
Balance at December 31, 1996...................  $111.0    $106.6    $ 30.9      $  7.5         $11.7      $267.7(3)
                                                 ======    ======    ======      ======         =====      ======



---------------


(1) Net of $15.5 million reserve and write-downs. Excludes $5.6 million of real estate-related accrued interest.



(2) The other real estate loans were notes receivable evidencing financing, primarily to joint ventures. These loans were issued by KILICO generally to provide financing for Kemper's or KILICO's joint ventures for various purposes.



(3) Net of $11.8 million reserve and write-downs. Excludes $9.7 million of real estate-related accrued interest.



REAL ESTATE CONCENTRATIONS



KILICO's real estate portfolio is distributed by geographic location and property type. However, KILICO has concentration exposures in certain states and in certain types of properties. In addition to these exposures, KILICO also has exposures to certain real estate developers and partnerships. (See notes captioned

"Unconsolidated Investors" and "Concentration of Credit Risk" in the notes to the consolidated financial statements.)



REAL ESTATE OUTLOOK



The following table is a summary of KILICO's troubled real estate-related investments:



           TROUBLED REAL ESTATE-RELATED INVESTMENTS


           (BEFORE RESERVES AND WRITE-DOWNS, EXCEPT FOR REAL ESTATE OWNED)


           (in millions)



                                                  DECEMBER 31    JANUARY 4
                                                     1996          1996
                                                  -----------    ---------
Potential problem loans(1)......................     $ 3.2         $17.9
Past due loans(2)...............................        --            --
Nonaccrual loans(3).............................      43.5           3.5
Restructured loans (currently performing)(4)....        --            .2
Real estate owned...............................       7.5            .5
                                                     -----         -----
          Total.................................     $54.2         $22.1
                                                     =====         =====



---------------


(1) These are real estate-related investments where KILICO, based on known information, has serious doubts about the borrowers' abilities to comply with present repayment terms and which KILICO anticipates may go into nonaccrual, past due or restructured status.



(2) Interest more than 90 days past due but not on nonaccrual status.



(3) KILICO does not accrue interest on real estate-related investments when it judges that the likelihood of collection of interest is doubtful. Loans on nonaccrual status after reserves and write-downs amounted to $38.2 million and $3.5 million at December 31, 1996 and January 4, 1996, respectively.



(4) KILICO defines a "restructuring" of debt as an event whereby KILICO, for economic or legal reasons related to the debtor's financial difficulties, grants a concession to the debtor it would not otherwise consider. Such concessions either stem from an agreement between KILICO and the debtor or are imposed by law or a court. By this definition, restructured loans do not include any loan that, upon the expiration of its term, both repays its principal and pays interest then due from the proceeds of a new loan that KILICO, at its option, may extend (roll over).



KILICO evaluates its real estate-related investments (including accrued interest) using an estimate of the investments' observable market price, net of estimated costs to sell. (See note captioned "Summary of Significant Accounting Policies" in the notes to the consolidated financial statements.) Real estate-related reserves amounted to $9.5 million and $15.4 million at December 31, 1996 and January 4, 1996, respectively. Because KILICO's real estate review process includes estimates, there can be no assurance that current estimates will prove accurate over time due to changing economic conditions and other factors.



KILICO's real estate-related investments are expected to continue to decline further through future sales. Although the real estate-related investments have been valued using an estimate of the investment's observable market price, net of estimated costs to sell, KILICO's net income could be materially reduced in future periods if real estate market conditions worsen in areas where KILICO's portfolio is located or if Kemper's and KILICO's plans with respect to certain projects change.



The increase in nonaccrual loans at December 31, 1996, compared with January 4, 1996, reflects certain negative developments in January 1997 related to the zoning of undeveloped land in Hawaii. As a result of the uncertainty related to the zoning process, KILICO placed the related real estate-related investments on nonaccrual status at December 31, 1996 and increased its real estate-related reserves by $5.3 million.



KILICO continues to devote significant attention to its real estate portfolio, enhancing monitoring of the portfolio and formulating specific action plans addressing nonperforming and potential problem loans. KILICO is continuing to analyze various potential transactions designed to further reduce both its joint venture operating losses and the amount of its real estate-related investments. Specific types of transactions under consideration (and previously utilized) include loan sales, property sales and mortgage refinancings. However, there can be no assurance that such efforts will result in continued improvements in the performance of KILICO's real estate portfolio.

NET INVESTMENT INCOME



KILICO's pre-tax net investment income totaled $299.7 million in 1996, compared with $348.4 million in 1995 and $353.1 million in 1994. Included in pre-tax net investment income is KILICO's share of the operating losses from equity investments in real estate consisting of other income less depreciation, interest and other expenses. Such operating results exclude interest expense on loans by KILICO which are on nonaccrual status. As previously discussed, KILICO's net investment income in 1996, compared with 1995 and 1994, has been negatively impacted by purchase accounting adjustments.



KILICO's total foregone investment income before tax on both nonperforming fixed maturity investments and nonaccrual real estate-related investments was as follows:



           FOREGONE INVESTMENT INCOME


           (dollars in millions)



                                                    YEAR ENDED DECEMBER 31
                                                 ----------------------------
                                                             PREACQUISITION
                                                            -----------------
                                                 1996       1995        1994
                                                 ----       -----       -----
Fixed maturities.............................    $ .7       $  .4       $--
Real estate-related investments..............      .5        20.5        28.4
                                                 ----       -----       -----
       Total.................................    $1.2       $20.9       $28.4
                                                 ====       =====       =====
Basis points.................................       3          43          55
                                                 ====       =====       =====



Foregone investment income from the nonaccrual of real estate-related investments is net of KILICO's share of interest expense on these loans excluded from KILICO's share of joint venture operating results. Based on the level of nonaccrual real estate-related investments at December 31, 1996, KILICO estimates foregone investment income in 1997 will increase compared with the 1996 level. Any increase in nonperforming securities, and either worsening or stagnant real estate conditions, would increase the expected adverse effect on KILICO's future investment income and realized investment results.



Future net investment income, results of operations and cash flow will reflect KILICO's current levels of investments in investment-grade securities, real estate fundings treated as equity investments, nonaccrual real estate loans and joint venture operating losses. KILICO expects, however, that any adverse effects should be offset, to some extent, by certain advantages that it expects to realize over time from its other investment strategies, its product mix and its continuing cost-control measures. Other mitigating factors include marketing advantages that could result from KILICO having lower levels of investment risk, higher financial strength and claims-paying ability ratings and earnings improvements from KILICO's ability to adjust crediting rates on annuities and interest-sensitive life products over time.



REALIZED INVESTMENT RESULTS



Reflected in net income (loss) are after-tax realized investment gains of $8.8 million in 1996, compared with after-tax realized investment losses of $207.2 million and $35.5 million in 1995 and 1994, respectively. (See note captioned "Invested Assets and Related Income" in the notes to the consolidated financial statements.)



Unrealized gains and losses on fixed maturity investments are not reflected in KILICO's net income (loss). These changes in unrealized value are included within a separate component of stockholder's equity, net of any applicable income taxes. If and to the extent a fixed maturity investment suffers an other-than-temporary decline in value, however, such security is written down to net realizable value, and the write-down adversely impacts net income.



KILICO regularly monitors its investment portfolio and as part of this process reviews its assets for possible impairments of carrying value. Because the review process includes estimates, there can be no assurance that current estimates will prove accurate over time due to changing economic conditions and other factors.



A valuation allowance has been established, and is evaluated as of each reported period end, to reduce the deferred tax asset for investment losses to the amount that, based upon available evidence, is in management's judgment more likely than not to be realized. (See note captioned "Income Taxes" in the notes to the consolidated financial statements.)

INTEREST RATES



In 1994, rapidly rising short-term interest rates resulted in a much flatter yield curve as the Federal Reserve Board raised rates five times during the year and once during first-quarter 1995. Interest rates subsequently declined through the remainder of 1995. In 1996, however, interest rates again began to rise.



When maturing or sold investments are reinvested at lower yields in a low interest rate environment, KILICO can adjust its crediting rates on fixed annuities and other interest-bearing liabilities. However, competitive conditions and contractual commitments do not always permit the reduction in crediting rates to fully or immediately reflect reductions in investment yield, which can result in narrower spreads.



The rising interest rate environment in 1996 contributed to an increase in net investment income as well as to both realized and unrealized fixed maturity investment losses. Also, lower renewal crediting rates on annuities, compared with competitors' higher new money crediting rates, influenced certain annuity holders to seek alternative products. KILICO mitigates this risk somewhat by charging surrender fees which decrease over time when annuity holders withdraw funds prior to maturity on certain annuity products. Approximately 57 percent of KILICO's fixed and variable annuity liabilities as of December 31, 1996, however, were no longer subject to significant surrender fees.



As interest rates rose during 1996, KILICO's capital resources were adversely impacted by unrealized loss positions from its fixed maturity investments.



LIQUIDITY AND CAPITAL RESOURCES



KILICO carefully monitors cash and short-term investments to maintain adequate balances for timely payment of policyholder benefits, expenses, taxes and policyholder's account balances. In addition, regulatory authorities establish minimum liquidity and capital standards. The major ongoing sources of KILICO's liquidity are deposits for fixed annuities, investment income, other operating revenue and cash provided from maturing or sold investments. (See the Policyholder surrenders and withdrawals table and related discussion and "INVESTMENTS" above.)



RATINGS



Ratings are an important factor in establishing the competitive position of life insurance companies. Rating organizations continue to review the financial performance and condition of life insurers and their investment portfolios, including those of KILICO. Any reductions in KILICO's claims-paying ability or financial strength ratings could result in its products being less attractive to consumers. Any reductions in KILICO's parent's ratings could also adversely impact KILICO's financial flexibility.



Ratings reductions for Kemper or its subsidiaries and other financial events can also trigger obligations to fund certain real estate-related commitments to take out other lenders. In such events, those lenders can be expected to renegotiate their loan terms, although they are not contractually obligated to do so.



Each rating is subject to revision or withdrawal at any time by the assigning organization and should be evaluated independently of any other rating.



STOCKHOLDER'S EQUITY



Stockholder's equity totaled $751.0 million at December 31, 1996, compared with $745.6 million at January 4, 1996. The 1996 increase in stockholder's equity was primarily due to net income of $34.4 million and an $18.4 million capital contribution, offset by a $47.4 million decrease in stockholder's equity related to the change in the unrealized loss position of KILICO's fixed maturity investment portfolio due to rising interest rates during 1996.

                   DIRECTORS AND EXECUTIVE OFFICERS OF KILICO



            NAME AND AGE
        POSITION WITH KILICO
          YEAR OF ELECTION                OTHER BUSINESS EXPERIENCE DURING PAST 5 YEARS OR MORE
        --------------------              -----------------------------------------------------
John B. Scott (52)                     Chief Executive Officer, President and Director of Federal
Chief Executive Officer since          Kemper Life Assurance Company (FKLA) and Fidelity Life
February 1992. President since         Association (FLA) since 1988. Chief Executive Officer,
November 1993. Director since 1992.    President and Director of Zurich Life Insurance Company of
                                       America (ZLICA) and Zurich Direct, Inc. (ZD) since March
                                       1996. Chairman of the Board and Director of Investors
                                       Brokerage Services, Inc. (IBS) and Investors Brokerage
                                       Services Insurance Agency, Inc. (IBSIA) since 1993. Chairman of the Board of FKLA and FLA from April 1988 to January
                                       1996. Chairman of the Board of KILICO from February 1992 to
                                       January 1996. Executive Vice President and Director of
                                       Kemper Corporation (Kemper) from January 1994 and March
                                       1996, respectively. Executive Vice President of Kemper
                                       Financial Companies, Inc. from January 1994 to January 1996 and Director from 1992 to January 1996.
Eliane C. Frye (49)                    Executive Vice President of FKLA and FLA since 1995.
Executive Vice President since 1995.   Executive Vice President of ZLICA and ZD since March 1996.
                                       Director of ZD from March 1996 to March 1997. Director of
                                       IBS and IBSIA since 1995. Senior Vice President of KILICO,
                                       FKLA and FLA from 1993 to 1995. Vice President of FKLA and
                                       FLA from 1988 to 1993.
Frederick L. Blackmon (45)             Senior Vice President and Chief Financial Officer of FKLA
Senior Vice President and Chief        since December 1995. Senior Vice President and Chief
Financial Officer since December       Financial Officer of FLA since January 1996. Senior Vice
1995.                                  President and Chief Financial Officer of ZLICA since March
                                       1996. Senior Vice President and Chief Financial Officer of
                                       ZD since March 1996. Director of ZD from March 1996 to March
                                       1997. Treasurer and Chief Financial Officer of Kemper since
                                       January 1996. Chief Financial Officer of Alexander Hamilton
                                       Life Insurance Company from April 1989 to November 1995.
James C. Harkensee (38)                Senior Vice President of FKLA and FLA since January 1996.
Senior Vice President since January    Senior Vice President of ZLICA since 1995. Senior Vice
1996.                                  President of ZD since 1995. Director of ZD from March 1996 to March 1997. Vice President of ZLICA from 1992 to 1995.
                                       Chief Actuary of ZLICA from 1991 to 1994. Assistant Vice
                                       President of ZLICA from 1990 to 1992. Vice President of ZD from 1994 to 1995.
James E. Hohmann (41)                  Senior Vice President and Chief Actuary of FKLA since
Senior Vice President and Chief        December 1995. Senior Vice President and Chief Actuary of
Actuary since December 1995.           FLA since January 1996. Senior Vice President and Chief
                                       Actuary of ZLICA since March 1996. Senior Vice President and
                                       Chief Actuary of ZD since March 1996. Director of ZD from
                                       March 1996 to March 1997. Managing Principal (Partner) of
                                       Tillinghast-Towers Perrin from January 1991 to December
                                       1995. Consultant/Principal (Partner) of Tillinghast-Towers
                                       Perrin from November 1986 to January 1991.

Edward K. Loughridge (42)              Senior Vice President and Corporate Development Officer of
Senior Vice President and Corporate    FKLA and FLA since January 1996. Senior Vice President and
Development Officer since January      Corporate Development Officer for ZLICA and ZD since March
1996.                                  1996. Senior Vice President of Human Resources of
                                       Zurich-American Insurance Group from February 1992 to March
                                       1996.

Phillip D. Meserve (47)                Senior Vice President of FKLA, FLA, ZLICA and ZD since March
Senior Vice President since March      1997. Director of IBSIA and IBS since March and May, 1997,
1997                                   respectively. Managing Director of Equitable Distributors
                                       from May 1996 to March 1997. Supervisor of Banker's Trust
                                       from April 1995 to April 1996. Senior Vice President of
                                       Fidelity Investments Insurance Services from February 1992 to March 1995.

            NAME AND AGE
        POSITION WITH KILICO
          YEAR OF ELECTION                OTHER BUSINESS EXPERIENCE DURING PAST 5 YEARS OR MORE
        --------------------              -----------------------------------------------------
Debra P. Rezabek (41)                  Senior Vice President of FKLA and FLA since March 1996.
Senior Vice President since 1996.      Corporate Secretary of FKLA and FLA since January 1996. Vice
General Counsel since 1992. Corporate  President of KILICO, FKLA and FLA since 1995. General
Secretary since January 1996.          Counsel and Director of Government Affairs of FKLA and FLA
                                       since 1992 and of KILICO since 1993. Senior Vice President,
                                       General Counsel and Corporate Secretary of ZLICA since March
                                       1996. Senior Vice President, General Counsel and Corporate
                                       Secretary of ZD since March 1996. Director of ZD from March
                                       1996 to March 1997. Secretary of IBS and IBSIA since 1993.
                                       Director of IBS and IBSIA from 1993 to 1996. Assistant
                                       General Counsel of FKLA and FLA from 1988 to 1992. General
                                       Counsel and Assistant Secretary of KILICO, FKLA and FLA from
                                       1992 to 1996. Assistant Secretary of Kemper since January
                                       1996.

George Vlaisavljevich (54)             Senior Vice President of FKLA, FLA and ZLICA since October
Senior Vice President since October    1996. Senior Vice President of ZD since March 1997. Director
1996.                                  of IBS and IBSIA since October 1996. Executive Vice
                                       President of The Copeland Companies from April 1983 to
                                       September 1996.

Loren J. Alter (58)                    Director of FKLA, FLA and Zurich Kemper Investments, Inc.
Director since January 1996.           (ZKI) since January 1996. Director of ZLICA since May 1979.
                                       Executive Vice President of Zurich Insurance Company since
                                       1979. President, Chief Executive Officer and Director of
                                       K-Corp. since January 1996.

William H. Bolinder (53)               Chairman of the Board and Director of FKLA and FLA since
Chairman of the Board and Director     January 1996. Chairman of the Board of ZLICA and ZD since
since January 1996.                    March 1995. Chairman of the Board of Kemper since January
                                       1996. Vice Chairman and Director of ZKI since January 1996.
                                       Member of the Corporate Executive Board of Zurich Insurance
                                       Group since October 1994. Chairman of the Board of American
                                       Guarantee and Liability Insurance Company, Zurich American
                                       Insurance Company of Illinois, American Zurich Insurance
                                       Company and Steadfast Insurance Company since 1995. Chief
                                       Executive Officer of American Guarantee and Liability
                                       Insurance Company, Zurich American Insurance Company of
                                       Illinois, American Zurich Insurance Company and Steadfast
                                       Insurance Company from 1986 to June 1995. President of
                                       Zurich Holding Company of America since 1986. Manager of
                                       Zurich Insurance Company, U.S. Branch since 1986.
                                       Underwriter for Zurich American Lloyds since 1986.

David A. Bowers (51)                   Director of FKLA, FLA and ZLICA since May 1997. Executive
Director since May 1997.               Vice President, Corporate Secretary and General Counsel of
                                       Zurich-American Insurance Group since August 1985.

Daniel L. Doctoroff (38)               Director of FKLA, FLA and Kemper since January 1996.
Director since January 1996.           Director of ZLICA since March 1996. Director of ZD since
                                       March 1997. Managing Partner of Insurance Partners Advisors,
                                       L.P. since February 1994. Vice President of Keystone, Inc.
                                       since October 1992. Managing Director of Rosecliff Inc./Oak
                                       Hill Partners, Inc. since August 1987. Director of Bell &
                                       Howell Company since 1989; Specialty Foods Corporation since
                                       1993; and Capstar Hotel Company since 1995.

Markus Rohrbasser (42)                 Director of FKLA, FLA and ZLICA since May 1997. Chief
Director since May 1997.               Financial Officer and Member of the Corporate Executive
                                       Board of Zurich Insurance Company since January 1997. Member of Enlarged Corporate Executive Board and Chief Executive
                                       Officer of Union Bank of Switzerland (North America) from
                                       1992 to 1997.

            NAME AND AGE
        POSITION WITH KILICO
          YEAR OF ELECTION                OTHER BUSINESS EXPERIENCE DURING PAST 5 YEARS OR MORE
        --------------------              -----------------------------------------------------
Paul H. Warren (41)                    Director of FKLA , FLA and Kemper since January 1996.
Director since January 1996.           Director of ZLICA since March 1996. Partner of Insurance
                                       Partners Advisors, L.P. since March 1994. Managing Director of International Insurance Advisors since March 1992. Vice
                                       President of J.P. Morgan from June 1986 to March 1992.
                                       Director of Unionamerica Holdings plc since June 1993;
                                       Unionamerica Insurance Company since September 1993; Tarquin plc since November 1994; Chairman Underwriting Agencies Ltd.
                                       since November 1994; and Corporate Health Dimensions since
                                       March 1997.

                             EXECUTIVE COMPENSATION



                           SUMMARY COMPENSATION TABLE


                                                                                              LONG TERM
                                                                                           COMPENSATION
                                                           ANNUAL COMPENSATION                   AWARDS
                                          -----------------------------------------------------------------------------
(A)                                (B)         (C)         (D)           (E)           (F)        (G)
                                                                         OTHER   RESTRICTED
                                                                        ANNUAL        STOCK   OPTIONS/        LONG TERM
 NAME AND                                                         COMPENSATION     AWARD(S)       SARS   INCENTIVE PLAN
 PRINCIPAL POSITION                YEAR  SALARY ($)   BONUS ($)         ($)(2)       ($)(3)     (#)(4)      PAYOUTS ($)
-----------------------------------------------------------------------------------------------------------------------
John B. Scott....................  1996   $212,500    $ 94,000      $     --      $     --    $    --       $212,500
Chief Executive Officer(1)         1995    172,800     129,600        20,035            --     15,360
                                   1994    163,200     160,800       396,801       125,280     16,080
Jerome J. Cwiok..................  1996    112,500      46,000            --            --         --         74,750
Executive Vice President(1)        1995     95,000      67,500        23,381            --      9,000
                                   1994     84,896      59,000       113,926        40,600      2,000
Eliane C. Frye...................  1996    105,000      41,750            --            --         --         69,750
Executive Vice President(1)        1995     91,200      67,200         9,261            --     10,560
                                   1994     73,800      58,560        57,525        38,976      1,920
James E. Hohmann.................  1996    113,333      56,750            --            --         --         81,500
Senior Vice President and
  Chief Actuary(1)
Frederick L. Blackmon............  1996    100,583      47,000        27,924            --         --         71,250
Senior Vice President and
  Chief Financial Officer(1)

(A)
                                      ALL OTHER
 NAME AND                          COMPENSATION
 PRINCIPAL POSITION                ($)(5)(6)(7)
------------------------------------------------------------
John B. Scott....................    $142,498
Chief Executive Officer(1)            260,106
                                      256,915
Jerome J. Cwiok..................      32,882
Executive Vice President(1)            28,357
                                        9,922
Eliane C. Frye...................      58,520
Executive Vice President(1)            41,546
                                       57,913
James E. Hohmann.................      11,333
Senior Vice President and
  Chief Actuary(1)
Frederick L. Blackmon............      11,226
Senior Vice President and
  Chief Financial Officer(1)



---------------


(1) Also served in same positions for FKLA, ZLICA and FLA. An allocation of the time devoted to duties as executive officer of KILICO has been made. All compensation items reported in the Summary Compensation Table reflect this allocation.



(2) The amounts disclosed in this column include:



    (a) Amounts paid as non-preferential dividend equivalents on shares of restricted stock and phantom stock units.



    (b) The cash value of shares of Kemper common stock when awarded under the Kemper Anniversary Award Plan. Employees were awarded shares on an increasing scale beginning with their 10th year of employment and every 5 years thereafter, with a pro rata award at retirement.



    (c) The taxable benefit from personal use of an employer-provided automobile and certain estate planning services facilitated for executives.



    (d) Relocation expense reimbursements of $109,760 in 1994 and $15,474 in 1995 for Mr. Cwiok and $21,437 in 1996 for Mr. Blackmon.



    (e) Compensation income reported in 1994 of $384,822 for Mr. Scott and $55,974 for Ms. Frye, based on the market value on the vesting date of restricted stock awarded under Kemper's long-term incentive plans.



(3) Due to the June 1994 vesting of all outstanding shares of restricted stock granted in 1992 or earlier and the cancellation of shares awarded in 1993 and 1994, no shares of restricted stock were held by any of the named executive officers on or after December 31, 1995.



(4) Options were granted under Kemper stock option plans maintained for selected officers and employees of Kemper and its subsidiaries.



(5) The amounts in this column include:



    (a) The amounts of employer contributions allocated to the accounts of the named persons under profit sharing plans or under supplemental plans maintained to provide benefits in excess of applicable ERISA limitations.



    (b) Distributions from the Kemper and FKLA supplemental plans.

(6) Pursuant to the Conseco Merger Agreement, the restricted stock awards for 1993 and 1994 were cancelled. To replace these awards, on June 30, 1994, the Committee, under the Kemper Bonus Restoration Plan and in its sole discretion, granted cash awards to the named executive officers and other affected executives entitling each of them to receive an amount in cash immediately prior to the effective time of the then-planned Conseco merger equal to the product of the number of shares of restricted stock previously granted to such individual under the 1993 Senior Executive Long-Term Incentive Plan multiplied by the consideration payable in the merger. As a result of the termination of the Conseco Merger Agreement, no cash awards were paid pursuant to the Kemper Bonus Restoration Plan.



    In January 1995, the board of directors, upon the advice of the Committee, approved the adoption of the Kemper 1995 Executive Incentive Plan under which active employee holders of the previously cancelled shares of restricted stock were granted phantom stock units by the Committee equal to the number of shares cancelled plus an added amount representing 20 percent of the aggregate cancelled shares. The 20 percent supplement was awarded in recognition of the imposition of new vesting periods on the phantom awards (to the extent the restricted stock held prior to cancellation would otherwise have vested in June 1994 had stockholder approval of the affected restricted stock plan been obtained as earlier anticipated).



    By their terms, the phantom stock units associated with cancelled shares of restricted stock originally awarded in 1993, as supplemented, would have vested on December 31, 1995 and entitle the holders to a cash payment (net of any required tax withholding) determined by the value of Kemper's common stock based on an average trading range to December 31, 1995, and those phantom stock units associated with the cancelled restricted stock originally awarded in 1994 could similarly have vested and been paid on December 31, 1996, subject to ongoing employment to the respective vesting dates. Notwithstanding these vesting provisions, the phantom stock units earlier vested and entitled payment upon the consummation of a "change of control" of Kemper. Dividend equivalents were payable to holders of the phantom stock units as compensation income when and as dividends were paid on Kemper's outstanding common stock, and the Executive Incentive Plan provided for standard anti-dilution adjustments.



    Phantom units awarded to the named executive officers subject to vesting on December 31, 1995 and December 31, 1996, were Mr. Scott 5,400 and 12,600 phantom units, respectively, Ms. Frye 1,680 and 1,680 phantom units, respectively, and Mr. Cwiok 0 and 1,680 phantom units, respectively. All phantom stock units vested and were paid immediately prior to the effectiveness of the January 4, 1996 acquisition of Kemper by Zurich and Insurance Partners. Messrs. Scott and Cwiok and Ms. Frye received allocated cash out payments of $430,272, $41,832 and $80,317, respectively, in 1996.



(7) Pursuant to the terms of a Termination Protection Agreement with Kemper dated March 17, 1994, Mr. Scott received payments in 1995 and 1996. These payments were made by Kemper and no portion of the payments were allocated to KILICO.



              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR


                          AND FY-END OPTION/SAR VALUES


                  (A)                             (B)                  (C)                      (D)
                                                                                     NUMBER OF UNEXERCISED
                                                                                      OPTIONS/SARS AT
                                                                                       FY-END (#)(1)
                                           SHARES ACQUIRED ON
NAME                                       EXERCISE (#)         VALUE REALIZED ($)   EXERCISABLE/UNEXERCISABLE
--------------------------------------------------------------------------------------------------------------
John B. Scott(2)........................        133,325             $1,525,185                  --

                  (A)                                (E)
                                            VALUE OF UNEXERCISED
                                            IN-THE-MONEY OPTIONS/
                                            SARS AT FY-END ($)(1)

NAME                                      EXERCISABLE/UNEXERCISABLE
---------------------------------------------------------------------------------------------
John B. Scott(2)........................             --



---------------



(1) All unexercised Kemper stock options were cancelled immediately prior to the January 4, 1996 effectiveness of the acquisition of Kemper by Zurich and Insurance Partners. Optionees were paid the spread between their option exercise price and $49.80 per share. Mr. Cwiok and Ms. Frye received $84,150 and $112,370, respectively, in 1996 as a result of such payments.



(2) Includes options granted related to service for FKLA.

                                    EXPERTS


The consolidated balance sheets of KILICO as of December 31, 1996 and January 4, 1996 and the related consolidated statements of operations, stockholder's equity, and cash flows for the periods from January 4, 1996 to December 31, 1996 and for each of the years in the two year period ended December 31, 1995 have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering KILICO's financial statements contains an explanatory paragraph that states as a result of the acquisition of its parent, Kemper Corporation, the consolidated financial information for the periods after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable.


                                 LEGAL MATTERS


Legal matters with respect to the organization of KILICO, its authority to issue annuity contracts and the validity of the Contract, have been passed upon by Frank Julian, Associate General Counsel for KILICO. Katten Muchin & Zavis, Washington, D.C., has advised KILICO on certain legal matters concerning federal securities laws applicable to the issue and sale of the Certificates.


                             SPECIAL CONSIDERATIONS



KILICO reserves the right to amend the Contract and Certificates to meet the requirements of any applicable federal or state laws or regulations. KILICO will notify the Owner in writing of any such amendments.


An Owner's rights under a Contract may be assigned as provided by applicable law. An assignment will not be binding upon KILICO until it receives a written copy of the assignment. The Owner is solely responsible for the validity or effect of any assignment. The Owner, therefore, should consult a qualified tax advisor regarding the tax consequences, as an assignment may be a taxable event.



                             AVAILABLE INFORMATION



KILICO is subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. and 500 West Madison, Suite 1400, Northwestern Atrium Center, Chicago, Illinois. Copies of such materials also can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.


KILICO has filed registration statements (the "Registration Statements") with the Commission under the Securities Act of 1933 relating to the Contracts and Certificates offered by this Prospectus. This Prospectus has been filed as part of the Registration Statements and does not contain all of the information set forth in the Registration Statements, and reference is hereby made to such Registration Statements for further information relating to KILICO and the Contracts and Certificates. The Registration Statements may be inspected and copied, and copies can be obtained at prescribed rates in the manner set forth in the preceding paragraph.


             TABLE OF CONTENTS--STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information, Table of Contents is: Services to the Separate Account; Performance Information of Subaccounts; State Regulation; Experts; Financial Statements; Independent Auditors' Report, Financial Statements of the Separate Account. The Statement of Additional Information should be read in conjunction with this Prospectus.

                              FINANCIAL STATEMENTS

The financial statements of KILICO that are included in this Prospectus should be considered primarily as bearing on the ability of KILICO to meet its obligations under the Contracts. The Contracts are not entitled to participate in earnings, dividends or surplus of KILICO.


[Unaudited Interim Financial Statements to be filed by amendment]

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors and Stockholder
Kemper Investors Life Insurance Company:

We have audited the accompanying consolidated balance sheets of Kemper Investors Life Insurance Company and subsidiaries as of December 31, 1996 and as of January 4, 1996, and the related consolidated statements of operations, stockholder's equity, and cash flows for the periods from January 4, 1996 to December 31, 1996 (post-acquisition), and for each of the years in the two-year period ended December 31, 1995 (pre-acquisition). In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedules as listed in the accompanying index. These consolidated financial statements and the financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned post-acquisition consolidated financial statements and financial statement schedules present fairly, in all material respects, the financial position of Kemper Investors Life Insurance Company and subsidiaries as of December 31, 1996 and as of January 4, 1996, and the results of their operations and their cash flows for the post-acquisition period, in conformity with generally accepted accounting principles. Further, in our opinion, the aforementioned pre-acquisition consolidated financial statements present fairly, in all material respects, the financial position of Kemper Investors Life Insurance Company and subsidiaries and the results of their operations and their cash flows for the pre-acquisition periods, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective January 4, 1996, an investor group as described in Note 1, acquired all of the outstanding stock of Kemper Investors Life Insurance Company in a business combination accounted for as a purchase. As a result of the acquisition, the consolidated financial information for the periods after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable.

                                            KPMG PEAT MARWICK LLP
Chicago, Illinois
March 21, 1997

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (in thousands, except share data)

                                                              DECEMBER 31      JANUARY 4
                                                                 1996             1996
                                                              -----------      ----------
ASSETS
Fixed maturities, available for sale, at fair value (cost:
  December 31, 1996, $3,929,650; January 4, 1996,
  $3,749,323)...............................................  $3,866,431       $3,749,323
Short-term investments......................................      71,696          372,515
Joint venture mortgage loans................................     110,971          110,194
Third-party mortgage loans..................................     106,585          144,450
Other real estate-related investments.......................      50,157           34,296
Policy loans................................................     288,302          289,390
Other invested assets.......................................      23,507           19,215
                                                              ----------       ----------
          Total investments.................................   4,517,649        4,719,383
Cash........................................................       2,776           25,811
Accrued investment income...................................     115,199          104,402
Goodwill....................................................     244,688          254,883
Value of business acquired..................................     189,639          190,222
Deferred insurance acquisition costs........................      26,811               --
Federal income tax receivable...............................       3,840          112,646
Reinsurance recoverable.....................................     427,165          502,836
Receivable on sales of securities...........................      32,569              902
Other assets and receivables................................      30,277           10,540
Assets held in separate accounts............................   2,127,247        1,761,110
                                                              ----------       ----------
          Total assets......................................  $7,717,860       $7,682,735
                                                              ==========       ==========
LIABILITIES
Future policy benefits......................................  $4,256,521       $4,585,148
Ceded future policy benefits................................     427,165          502,836
Benefits and claims payable to policyholders................      36,142            4,535
Other accounts payable and liabilities......................      59,462           30,030
Deferred income taxes.......................................      60,362           53,472
Liabilities related to separate accounts....................   2,127,247        1,761,110
                                                              ----------       ----------
          Total liabilities.................................   6,966,899        6,937,131
                                                              ----------       ----------
Commitments and contingent liabilities
STOCKHOLDER'S EQUITY
Capital stock--$10 par value,
  authorized 300,000 shares; outstanding 250,000 shares.....       2,500            2,500
Additional paid-in capital..................................     761,538          743,104
Unrealized loss on investments..............................     (47,498)              --
Retained earnings...........................................      34,421               --
                                                              ----------       ----------
          Total stockholder's equity........................     750,961          745,604
                                                              ----------       ----------
          Total liabilities and stockholder's equity........  $7,717,860       $7,682,735
                                                              ==========       ==========

See accompanying notes to consolidated financial statements.

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (in thousands)

                                                                    YEAR ENDED DECEMBER 31
                                                              -----------------------------------
                                                                               PREACQUISITION
                                                                           ----------------------
                                                                1996         1995          1994
                                                              --------     ---------     --------
REVENUE
Net investment income.......................................  $299,688     $ 348,448     $353,084
Realized investment gains (losses)..........................    13,602      (318,700)     (54,557)
Premium income..............................................     7,822           236           --
Fees and other income.......................................    35,095        38,101       31,950
                                                              --------     ---------     --------
          Total revenue.....................................   356,207        68,085      330,477
                                                              --------     ---------     --------
BENEFITS AND EXPENSES
Benefits and interest credited to policyholders.............   237,349       245,615      248,494
Commissions, taxes, licenses and fees.......................    28,135        31,793       26,910
Operating expenses..........................................    24,678        20,837       25,324
Deferral of insurance acquisition costs.....................   (27,820)      (36,870)     (31,852)
Amortization of insurance acquisition costs.................     2,316        14,423       20,809
Amortization of value of business acquired..................    21,530            --           --
Amortization of goodwill....................................    10,195            --           --
                                                              --------     ---------     --------
          Total benefits and expenses.......................   296,383       275,798      289,685
                                                              --------     ---------     --------
Income (loss) before income tax expense (benefit)...........    59,824      (207,713)      40,792
Income tax expense (benefit)................................    25,403       (74,664)      14,431
                                                              --------     ---------     --------
          Net income (loss).................................  $ 34,421     $(133,049)    $ 26,361
                                                              ========     =========     ========

See accompanying notes to consolidated financial statements.

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
                                 (in thousands)

                                                                                PREACQUISITION
                                                                           -------------------------
                                                 DECEMBER 31   JANUARY 4   DECEMBER 31   DECEMBER 31
                                                    1996         1996         1995          1994
                                                 -----------   ---------   -----------   -----------
CAPITAL STOCK, beginning and end of period......  $  2,500     $  2,500     $   2,500     $   2,500
                                                  --------     --------     ---------     ---------

ADDITIONAL PAID-IN CAPITAL, beginning of
  period........................................   743,104      491,994       491,994       409,423
Capital contributions from parent...............    18,434           --            --        82,500
Adjustment to reflect purchase accounting
  method........................................        --      251,110            --            --
Transfer of limited partnership interest to
  parent........................................        --           --            --            71
                                                  --------     --------     ---------     ---------
          End of period.........................   761,538      743,104       491,994       491,994
                                                  --------     --------     ---------     ---------

UNREALIZED GAIN (LOSS) ON INVESTMENTS,
  beginning of period...........................        --       68,502      (236,443)       93,096
Unrealized gain (loss) on revaluation of
  investments, net..............................   (47,498)          --       304,945      (329,539)
Adjustment to reflect purchase accounting
  method........................................        --      (68,502)           --            --
                                                  --------     --------     ---------     ---------
          End of period.........................   (47,498)          --        68,502      (236,443)
                                                  --------     --------     ---------     ---------

RETAINED EARNINGS, beginning of period..........        --       42,880       175,929       149,568
Net income (loss)...............................    34,421           --      (133,049)       26,361
Adjustment to reflect purchase accounting
  method........................................        --      (42,880)           --            --
                                                  --------     --------     ---------     ---------
          End of period.........................    34,421           --        42,880       175,929
                                                  --------     --------     ---------     ---------

          Total stockholder's equity............  $750,961     $745,604     $ 605,876     $ 433,980
                                                  ========     ========     =========     =========

See accompanying notes to consolidated financial statements.

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                 YEAR ENDED DECEMBER 31
                                                        -----------------------------------------
                                                                             PREACQUISITION
                                                                        -------------------------
                                                           1996           1995           1994
                                                        -----------     ---------     -----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)...................................  $    34,421     $(133,049)    $    26,361
  Reconcilement of net income (loss) to net cash
     provided:
     Realized investment losses (gains)...............      (13,602)      318,700          54,557
     Interest credited and other charges..............      230,298       237,984         242,591
     Deferred insurance acquisition costs.............      (25,504)      (22,447)        (11,043)
     Amortization of value of business acquired.......       21,530            --              --
     Amortization of goodwill.........................       10,195            --              --
     Amortization of discount and premium on
       investments....................................       25,743         4,586          (1,383)
     Deferred income taxes............................         (897)       38,423          20,809
     Net change in Federal income tax receivable......      108,806       (86,990)            809
     Other, net.......................................      (22,283)      (29,905)        (14,161)
                                                        -----------     ---------     -----------
          Net cash provided from operating
            activities................................      368,707       327,302         318,540
                                                        -----------     ---------     -----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Cash from investments sold or matured:
     Fixed maturities held to maturity................      264,383       320,143         144,717
     Fixed maturities sold prior to maturity..........      891,995       297,637         910,913
     Mortgage loans, policy loans and other invested
       assets.........................................      168,727       450,573         536,668
  Cost of investments purchased or loans originated:
     Fixed maturities.................................   (1,369,091)     (549,867)     (1,447,393)
     Mortgage loans, policy loans and other invested
       assets.........................................     (119,044)     (131,966)       (281,059)
  Short-term investments, net.........................      300,819      (168,351)        198,299
  Net change in receivable and payable for securities
     transactions.....................................      (31,667)       (1,397)        (16,553)
  Net reductions in other assets......................          105         1,996           2,678
                                                        -----------     ---------     -----------
          Net cash provided by investing activities...      106,237       218,768          48,270
                                                        -----------     ---------     -----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Policyholder account balances:
     Deposits.........................................      141,159       247,778         215,034
     Withdrawals......................................     (700,084)     (755,917)       (652,513)
  Capital contributions from parent...................       18,434            --          82,500
  Other...............................................       42,512       (35,309)          3,871
                                                        -----------     ---------     -----------
          Net cash used in financing activities.......     (497,979)     (543,448)       (351,108)
                                                        -----------     ---------     -----------
               Net increase (decrease) in cash........      (23,035)        2,622          15,702
CASH, beginning of period.............................       25,811        23,189           7,487
                                                        -----------     ---------     -----------
CASH, end of period...................................  $     2,776     $  25,811     $    23,189
                                                        ===========     =========     ===========

See accompanying notes to consolidated financial statements.

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

Kemper Investors Life Insurance Company and subsidiaries (the "Company") issues fixed and variable annuity products, variable life, term life and interest-sensitive life insurance products marketed primarily through a network of financial institutions, securities brokerage firms, insurance agents and financial planners. The Company is licensed in the District of Columbia and all states except New York. The Company is a wholly-owned subsidiary of Kemper Corporation ("Kemper"). On January 4, 1996, an investor group comprised of Zurich Insurance Company ("Zurich"), Insurance Partners, L.P. ("IP") and Insurance Partners Offshore (Bermuda), L.P. (together with IP, "Insurance Partners") acquired all of the issued and outstanding common stock of Kemper. As a result of the change in control, Zurich and Insurance Partners own 80 percent and 20 percent, respectively, of Kemper and therefore the Company.

The financial statements include the accounts of the Company on a consolidated basis. All significant intercompany balances and transactions have been eliminated.

PURCHASE ACCOUNTING METHOD

The acquisition of the Company on January 4, 1996, was accounted for using the purchase method of accounting. The consolidated financial statements of the Company prior to January 4, 1996, were prepared on a historical cost basis in accordance with generally accepted accounting principles. The accompanying financial statements and notes thereto prepared prior to January 4, 1996 have been labeled "preacquisition". The accompanying consolidated financial statements of the Company as of January 4, 1996 (the acquisition date) and as of and for the year ended December 31, 1996, have been prepared in conformity with the purchase method of accounting. The Company has presented January 4, 1996 (the acquisition date), as the opening purchase accounting balance sheet for comparative purposes throughout the accompanying financial statements and notes thereto.

Under purchase accounting, the Company's assets and liabilities have been marked to their relative fair market values as of the acquisition date. The difference between the cost of acquiring the Company and the net fair market values of the Company's assets and liabilities as of the acquisition date has been recorded as goodwill. The Company is amortizing goodwill on a straight-line basis over twenty-five years. The allocated cost of acquiring the Company was $745.6 million and the acquisition resulted in goodwill of $254.9 million as of January 4, 1996.

The Company reviews goodwill to determine if events or changes in circumstances may have affected the recoverability of the outstanding goodwill as of each reporting period. In the event that the Company determines that goodwill is not recoverable, it would amortize such amounts as additional goodwill expense in the accompanying financial statements. As of December 31, 1996, the Company believes that no such adjustment is necessary.

Purchase accounting adjustments primarily affected the recorded historical values of fixed maturities, mortgage loans, other invested assets, deferred insurance acquisition costs, future policy benefits and deferred income taxes.

Deferred insurance acquisition costs, and the related amortization thereof, for policies sold prior to January 4, 1996, have been replaced by the value of business acquired.

The value of business acquired reflects the estimated fair value of the Company's life insurance business in force and represents the portion of the cost to acquire the Company that is allocated to the value of the right to receive future cash flows from insurance contracts existing at the date of acquisition. Such value is the present value of the actuarially determined projected cash flows for the acquired policies.

A 15 percent discount rate was used to determine such value and represents the rate of return required by Zurich and Insurance Partners to invest in the business being acquired. In selecting the rate of return used to value the policies purchased, the Company considered the magnitude of the risks associated with each of the actuarial assumptions used in determining expected future cash flows, the cost of capital available to fund the acquisition, the perceived likelihood of changes in insurance regulations and tax laws, the complexity of the Company's business, and the prices paid (i.e., discount rates used in determining other life insurance company valuations) on similar blocks of business sold in recent periods.

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
The value of the business acquired is amortized over the estimated contract life of the business acquired in relation to the present value of estimated gross profits using current assumptions based on an interest rate equal to the liability or contract rate on the value of business acquired. The estimated amortization and accretion of interest for the value of business acquired for each of the years through December 31, 2001 are as follows:

                                                                                                 PROJECTED
                   (in thousands)                      BEGINNING                  ACCRETION OF    ENDING
                YEAR ENDED DECEMBER 31                  BALANCE    AMORTIZATION     INTEREST      BALANCE
----------------------------------------------------   ---------   ------------   ------------   ---------
1996................................................   $190,222      $(31,427)      $ 9,897      $168,692
1997................................................    168,692       (26,330)       10,152       152,514
1998................................................    152,514       (26,769)        9,085       134,830
1999................................................    134,830       (26,045)        8,000       116,785
2000................................................    116,785       (24,288)        6,834        99,331
2001................................................     99,331       (21,538)        5,867        83,660

The projected ending balance of the value of business acquired will be further adjusted to reflect the impact of unrealized gains or losses on fixed maturities held as available for sale in the investment portfolio. Such adjustments are not recorded in the Company's net income but rather are recorded as a credit or charge to stockholder's equity, net of income tax. As of December 31, 1996, this adjustment increased the value of business acquired and stockholder's equity by approximately $20.9 million and $13.6 million, respectively.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities as well as the disclosure of contingent assets or liabilities at the date of the financial statements. As a result, actual results reported as revenue and expenses could differ from the estimates reported in the accompanying financial statements. As further discussed in the accompanying notes to the consolidated financial statements, significant estimates and assumptions affect deferred insurance acquisition costs, the value of business acquired, provisions for real estate-related losses and reserves, other-than-temporary declines in values for fixed maturities, the valuation allowance for deferred income taxes and the calculation of fair value disclosures for certain financial instruments.

LIFE INSURANCE REVENUE AND EXPENSES

Revenue for annuities and interest-sensitive life insurance products consists of investment income, and policy charges such as mortality, expense and surrender charges. Expenses consist of benefits and interest credited to contracts, policy maintenance costs and amortization of deferred insurance acquisition costs. Also reflected in fees and other income is a ceding commission experience adjustment received in 1995 as a result of certain reinsurance transactions entered into by the Company during 1992. (See note captioned "Reinsurance".)

Premiums for term life policies are reported as earned when due. Profits for such policies are recognized over the duration of the insurance policies by matching benefits and expenses to premium income.

DEFERRED INSURANCE ACQUISITION COSTS

The costs of acquiring new business after January 4, 1996, principally commission expense and certain policy issuance and underwriting expenses, have been deferred to the extent they are recoverable from estimated future gross profits on the related contracts and policies. The deferred insurance acquisition costs for annuities, separate account business and interest-sensitive life insurance products are being amortized over the estimated contract life in relation to the present value of estimated gross profits. Deferred insurance acquisition costs related to such interest-sensitive products also reflect the estimated impact of unrealized gains or losses on fixed maturities held as available for sale in the investment portfolio, through a credit or charge to stockholder's equity, net of income

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) tax. The deferred insurance acquisition costs for term-life insurance products are being amortized over the premium paying period of the policies.

FUTURE POLICY BENEFITS

Liabilities for future policy benefits related to annuities and interest-sensitive life contracts reflect net premiums received plus interest credited during the contract accumulation period and the present value of future payments for contracts that have annuitized. Current interest rates credited during the contract accumulation period range from 4.0 percent to 7.5 percent. Future minimum guaranteed interest rates vary from 3.0 percent to 4.5 percent. For contracts that have annuitized, interest rates used in determining the present value of future payments range principally from 3.0 percent to 12.0 percent.

Liabilities for future term life policy benefits have been computed principally by a net level premium method. Anticipated rates of mortality are based on the 1975-1980 Select and Ultimate Table modified by Company experience, including withdrawals. Estimated future investment yields are a level 7 percent for reinsurance assumed and for direct business, 8 percent for three years; 7 percent for year four; and 6 percent thereafter.

INVESTED ASSETS AND RELATED INCOME

Investments in fixed maturities are carried at fair value. Short-term investments are carried at cost, which approximates fair value. (See note captioned "Fair Value of Financial Instruments".)

The amortized cost of fixed maturities is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed and asset-backed securities, over the estimated life of the security. Such amortization is included in net investment income. Amortization of the discount or premium from mortgage-backed and asset-backed securities is recognized using a level effective yield method which considers the estimated timing and amount of prepayments of the underlying loans and is adjusted to reflect differences which arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. To the extent that the estimated lives of such securities change as a result of changes in prepayment rates, the adjustment is also included in net investment income. The Company does not accrue interest income on fixed maturities deemed to be impaired on an other-than-temporary basis, or on mortgage loans, real estate-related bonds and other real estate loans where the likelihood of collection of interest is doubtful.

Mortgage loans are carried at their unpaid balance, net of unamortized discount and any applicable reserves or write-downs. Other real estate-related investments net of any applicable reserve and write-downs include notes receivable from real estate ventures; investments in real estate ventures, adjusted for the equity in the operating income or loss of such ventures; common stock carried at fair value and real estate owned carried at fair value.

Real estate reserves are established when declines in collateral values, estimated in light of current economic conditions and calculated in conformity with Statement of Financial Accounting Standards ("SFAS") 114, ACCOUNTING BY CREDITORS FOR IMPAIRMENT OF A LOAN, indicate a likelihood of loss. At year-end 1995, reflecting the Company's change in strategy with respect to its real estate portfolio, and the disposition thereof, and on January 4, 1996, reflecting the acquisition of the Company, real estate-related investments were valued using an estimate of the investments observable market price, net of estimated costs to sell. Prior to year-end 1995, the Company evaluated its real estate-related assets (including accrued interest) by estimating the probabilities of loss utilizing various projections that included several factors relating to the borrower, property, term of the loan, tenant composition, rental rates, other supply and demand factors and overall economic conditions. Generally, at that time, the reserve was based upon the excess of the loan amount over the estimated future cash flows from the loan, discounted at the loan's contractual rate of interest taking into consideration the effects of recourse to, and subordination of loans held by, affiliated non-life realty companies.

Under purchase accounting, the market value of the Company's policy loans and other invested assets consisting primarily of venture capital investments and a leveraged lease, became the Company's new cost basis in such investments. Investments in policy loans and other invested assets after January 4, 1996 are carried at cost. Other

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) invested assets also include equity securities, not related to real estate-related investments, which are carried at fair value.

Realized gains or losses on sales of investments, determined on the basis of identifiable cost on the disposition of the respective investment, recognition of other-than-temporary declines in value and changes in real estate-related reserves and write-downs are included in revenue. Net unrealized gains or losses on revaluation of investments are credited or charged to stockholder's equity. Such unrealized gains are recorded net of deferred income tax expense, while unrealized losses are not tax benefitted.

SEPARATE ACCOUNT BUSINESS

The assets and liabilities of the separate accounts represent segregated funds administered and invested by the Company for purposes of funding variable annuity and variable life insurance contracts for the exclusive benefit of variable annuity and variable life insurance contract holders. The Company receives administrative fees from the separate account and retains varying amounts of withdrawal charges to cover expenses in the event of early withdrawals by contract holders. The assets and liabilities of the separate accounts are carried at fair value.

INCOME TAX

The operations of the Company prior to January 4, 1996 have been included in the consolidated Federal income tax return of Kemper. Income taxes receivable or payable have been determined on a separate return basis, and payments have been received from or remitted to Kemper pursuant to a tax allocation arrangement between Kemper and its subsidiaries, including the Company. The Company generally had received a tax benefit for losses to the extent such losses can be utilized in Kemper's consolidated Federal tax return. Subsequent to January 4, 1996, the Company and its subsidiaries will file separate Federal income tax returns.

Deferred taxes are provided on the temporary differences between the tax and financial statement basis of assets and liabilities.

(2) CASH FLOW INFORMATION

The Company defines cash as cash in banks and money market accounts. Federal income tax refunded by Kemper under the tax allocation arrangement for the period from January 1, 1996 to January 4, 1996 and for the years ended December 31, 1995 and 1994 amounted to $108.8 million, $25.2 million and $10.7 million, respectively. The Company paid $28.1 million of Federal income taxes directly to the United States Treasury Department during 1996.

Not reflected in the statement of cash flows are rollovers of mortgage loans, other loans and investments totaling approximately $57.0 million in 1994.

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(3) INVESTED ASSETS AND RELATED INCOME

The Company is carrying its fixed maturity investment portfolio at estimated fair value as fixed maturities are considered available for sale. The carrying value (estimated fair value) of fixed maturities compared with amortized cost, adjusted for other-than-temporary declines in value, were as follows:

                                                                                   ESTIMATED UNREALIZED
                                                          CARRYING    AMORTIZED    ---------------------
                                                           VALUE         COST       GAINS       LOSSES
              (in thousands)                              --------    ---------     -----       ------
DECEMBER 31, 1996
U.S. treasury securities and obligations of U.S.
  government agencies and authorities..................  $   92,238   $   93,202     $   --     $   (964)
Obligations of states and political subdivisions,
  special revenue and nonguaranteed....................      30,853       31,519         --         (666)
Debt securities issued by foreign governments..........     105,394      108,456        504       (3,566)
Corporate securities...................................   1,896,615    1,935,511      5,918      (44,814)
Mortgage and asset-backed securities...................   1,741,331    1,760,962      1,990      (21,621)
                                                         ----------   ----------     ------     --------
       Total fixed maturities..........................  $3,866,431   $3,929,650     $8,412     $(71,631)
                                                         ==========   ==========     ======     ========

JANUARY 4, 1996
U.S. treasury securities and obligations of U.S.
  government agencies and authorities..................  $  215,637   $  215,637     $   --     $     --
Obligations of states and political subdivisions,
  special revenue and nonguaranteed....................      24,241       24,241         --           --
Debt securities issued by foreign governments..........     139,361      139,361         --           --
Corporate securities...................................   1,695,268    1,695,268         --           --
Mortgage and asset-backed securities...................   1,674,816    1,674,816         --           --
                                                         ----------   ----------     ------     --------
       Total fixed maturities..........................  $3,749,323   $3,749,323     $   --     $     --
                                                         ==========   ==========     ======     ========

Upon default or indication of potential default by an issuer of fixed maturity securities, the Company-owned issue(s) of such issuer would be placed on nonaccrual status and, since declines in fair value would no longer be considered by the Company to be temporary, would be analyzed for possible write-down. Any such issue would be written down to its net realizable value during the fiscal quarter in which the impairment was determined to have become other than temporary. Thereafter, each issue on nonaccrual status is regularly reviewed, and additional write-downs may be taken in light of later developments.

The Company's computation of net realizable value involves judgments and estimates, so such value should be used with care. Such value determination considers such factors as the existence and value of any collateral security; the capital structure of the issuer; the level of actual and expected market interest rates; where the issue ranks in comparison with other debt of the issuer; the economic and competitive environment of the issuer and its business; the Company's view on the likelihood of success of any proposed issuer restructuring plan; and the timing, type and amount of any restructured securities that the Company anticipates it will receive.

The Company's $267.7 million real estate portfolio at December 31, 1996 consists of joint venture and third-party mortgage loans and other real estate-related investments.

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(3) INVESTED ASSETS AND RELATED INCOME (CONTINUED)
At December 31, 1996 and January 4, 1996, total impaired loans were as follows:

                                                                December 31     January 4
                                                                    1996           1996
                       (in millions)                            -----------     ---------
Impaired loans without reserves--gross......................       $39.8          $  --
Impaired loans with reserves--gross.........................         7.6           21.9
                                                                   -----          -----
       Total gross impaired loans...........................        47.4           21.9
Reserves related to impaired loans..........................        (4.4)          (6.5)
                                                                   -----          -----
       Net impaired loans...................................       $43.0          $15.4
                                                                   =====          =====

Impaired loans without reserves include loans in which the deficit in equity investments in real estate-related investments is considered in determining reserves and write-downs. At December 31, 1996, the Company's deficit in equity investments considered in determining reserves and write-downs amounted to $5.9 million. The Company had an average balance of $30.8 million and $124.2 million in impaired loans for 1996 and 1995, respectively. Cash payments received on impaired loans are generally applied to reduce the outstanding loan balance.

At December 31, 1996 and January 4, 1996, loans on nonaccrual status amounted to $43.5 million and $3.5 million, respectively. The Company's nonaccrual loans are generally included in impaired loans.

At December 31, 1996, securities carried at approximately $6.1 million were on deposit with governmental agencies as required by law.

At December 31, 1996, the Company had six separate asset-backed securities included in fixed maturity investments from trusts formed to securitize assets underwritten by Green Tree Financial Corporation, which in aggregate amounted to $90.7 million. No other investments exceeded ten percent of the Company's stockholder's equity at December 31, 1996.

Proceeds from sales of investments in fixed maturities prior to maturity were $892.0 million, $297.6 million and $910.9 million during 1996, 1995 and 1994, respectively. Gross gains of $9.9 million, $21.2 million and $6.0 million and gross losses of $16.2 million, $11.9 million and $55.9 million were realized on sales of fixed maturities in 1996, 1995 and 1994, respectively.

The following table sets forth the maturity aging schedule of fixed maturity investments at December 31, 1996:

                                                                 Carrying     Amortized
                                                                  Value       Cost Value
                       (in thousands)                            --------     ----------
One year or less............................................    $   36,814    $   36,862
Over one year through five..................................       643,741       648,811
Over five years through ten.................................     1,170,034     1,200,620
Over ten years..............................................       274,511       282,395
Securities not due at a single maturity date(1).............     1,741,331     1,760,962
                                                                ----------    ----------
       Total fixed maturities...............................    $3,866,431    $3,929,650
                                                                ==========    ==========

---------------
(1) Weighted average maturity of 4.6 years.

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(3) INVESTED ASSETS AND RELATED INCOME (CONTINUED)
The sources of net investment income were as follows:

                                                                                    PREACQUISITION
                                                                               ------------------------
                                                                  1996           1995            1994
                       (in thousands)                           --------       ---------       --------
Interest and dividends on fixed maturities..................    $250,683       $ 269,934       $274,231
Dividends on equity securities..............................         646             681          1,751
Income from short-term investments..........................       9,130          13,159         10,668
Income from mortgage loans..................................      20,257          40,494         41,713
Income from policy loans....................................      20,700          19,658         18,517
Income from other real estate-related investments...........       4,917          15,565         21,239
Income from other loans and investments.....................       2,480           1,555          3,533
                                                                --------       ---------       --------
       Total investment income..............................     308,813         361,046        371,652
Investment expense..........................................      (9,125)        (12,598)       (18,568)
                                                                --------       ---------       --------
       Net investment income................................    $299,688       $ 348,448       $353,084
                                                                ========       =========       ========

Realized gains (losses) for the years ended December 31, 1996, 1995 and 1994, were as follows:

                                                                         REALIZED GAINS (LOSSES)
                                                               -------------------------------------------
                                                                                      PREACQUISITION
                                                                                --------------------------
                                                                 1996             1995              1994
                      (in thousands)                           --------         ---------         --------
Real estate-related........................................    $ 17,462         $(325,611)        $(41,720)
Fixed maturities...........................................      (6,344)            9,336          (49,857)
Equity securities..........................................          --              (346)          28,243
Other......................................................       2,484            (2,079)           8,777
                                                               --------         ---------         --------
  Realized investment gains (losses) before income tax
     expense (benefit).....................................      13,602          (318,700)         (54,557)
Income tax expense (benefit)...............................       4,761          (111,545)         (19,095)
                                                               --------         ---------         --------
  Net realized investment gains (losses)...................    $  8,841         $(207,155)        $(35,462)
                                                               ========         =========         ========

Unrealized gains (losses) are computed below as follows: fixed maturities--the difference between fair value and amortized cost, adjusted for other-than-temporary declines in value; equity securities and other--the difference between fair value and cost. The change in unrealized investment gains (losses) by class of investment for the years ended December 31, 1996, 1995 and 1994 were as follows:

                                                               CHANGE IN UNREALIZED GAINS (LOSSES)
                                                         ------------------------------------------------
                                                                                        PREACQUISITION
                                                                                     --------------------
                                                                                         DECEMBER 31
                                                         DECEMBER 31    JANUARY 4    --------------------
                                                             1996          1996        1995       1994
                    (in thousands)                       ------------   ----------   --------   ---------
Fixed maturities.......................................    $(63,219)       $--       $351,964   $(351,646)
Equity securities......................................       1,256         --            180     (32,710)
Adjustment to deferred insurance acquisition costs.....       1,307         --        (14,277)     11,325
Adjustment to value of business acquired...............      20,947         --             --          --
                                                           --------        ---       --------   ---------
  Unrealized gain (loss) before income tax expense
     (benefit).........................................     (39,709)        --        337,867    (373,031)
Income tax expense (benefit)...........................       7,789         --         32,922     (43,492)
                                                           --------        ---       --------   ---------
       Net unrealized gain (loss) on investments.......    $(47,498)       $--       $304,945   $(329,539)
                                                           ========        ===       ========   =========

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(4) UNCONSOLIDATED INVESTEES

At December 31, 1996, the Company, along with other Kemper subsidiaries, directly held partnership interests in a number of real estate joint ventures. The Company's direct and indirect real estate joint venture investments are accounted for utilizing the equity method, with the Company recording its share of the operating results of the respective partnerships. The Company, as an equity owner, has the ability to fund, and historically has elected to fund, operating requirements of certain of the joint ventures. Consolidation accounting methods are not utilized as the Company, in most instances, does not own more than 50 percent in the aggregate, and in any event, major decisions of the partnership must be made jointly by all partners.

As of December 31, 1996 and January 4, 1996, the Company's net equity investment in unconsolidated investees amounted to $11.7 million and $11.4 million, respectively. The Company's share of net income related to such unconsolidated investees amounted to $223 thousand for the year ended December 31, 1996, compared with net losses of $453 thousand, and $6.3 million for the years ended December 31, 1995 and 1994, respectively.

Also at January 4, 1996, the Company had joint venture-related loans totaling $21.8 million before reserves to partnerships in which Lumbermens Mutual Casualty Company, an affiliate until August 1993 ("Lumbermens"), had equity interests. These joint venture-related loans were sold during 1996.

(5) CONCENTRATION OF CREDIT RISK

The Company generally strives to maintain a diversified invested asset portfolio; however, certain concentrations of credit risk exist in mortgage-backed securities (see "INVESTMENTS" beginning on page 10) and real estate.

The Company's real estate portfolio is distributed by geographic location and property type, as shown in the following two tables:

GEOGRAPHIC DISTRIBUTION AS OF DECEMBER 31, 1996

California.....................   35.2%
Illinois.......................   13.5
Hawaii.........................   11.0
Colorado.......................    7.9
Oregon.........................    7.6
Washington.....................    7.4
Florida........................    5.4
Texas..........................    4.2
Ohio...........................    2.7
Other states...................    5.1
                                 -----
          Total................  100.0%
                                 =====

DISTRIBUTION BY PROPERTY TYPE AS OF DECEMBER 31, 1996

Hotel..........................   38.8%
Land...........................   24.4
Office.........................   14.1
Residential....................    9.1
Retail.........................    2.6
Industrial.....................    1.0
Other..........................   10.0
                                 -----
          Total................  100.0%
                                 =====

Real estate markets have been depressed in recent periods in areas where most of the Company's real estate portfolio is located. Portions of California's and Hawaii's real estate market conditions have continued to be worse than in many other areas of the country. Real estate markets in northern California and Illinois continue to show some stabilization and improvement.

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Undeveloped land represented approximately 24.4 percent of the Company's real estate portfolio at December 31, 1996. To maximize the value of certain land and other projects, additional development has been proceeding or has been planned. Such development of existing projects would continue to require funding, either from the Company or third parties. In the present real estate markets, third-party financing can require credit enhancing arrangements (e.g., standby financing arrangements and loan commitments) from the Company. The values of development projects are dependent on a number of factors, including Kemper's and the Company's plans with respect thereto, obtaining necessary construction and zoning permits and market demand for the permitted use of the property. The values of certain development projects have been written down as of December 31, 1995, reflecting changes in plans in connection with the Zurich-led acquisition of Kemper. There can be no assurance that such permits will be obtained as planned or at all, nor that such expenditures will occur as scheduled, nor that Kemper's and the Company's plans with respect to such projects may not change substantially.

Approximately half of the Company's real estate loans are on properties or projects where the Company, Kemper, or their affiliates have taken ownership positions in joint ventures with a small number of partners. (See note captioned "Unconsolidated Investees".)

At December 31, 1996, loans to and investments in joint ventures in which Patrick M. Nesbitt or his affiliates ("Nesbitt"), have interests constituted approximately $101.3 million, or 37.8 percent, of the Company's real estate portfolio. The Nesbitt ventures primarily consist of eleven hotel properties. At December 31, 1996, the Company did not have any Nesbitt-related off-balance-sheet legal funding commitments outstanding.

At December 31, 1996, loans to and investments in a master limited partnership (the "MLP") between subsidiaries of Kemper and subsidiaries of Lumbermens, constituted approximately $53.0 million, or 19.8 percent, of the Company's real estate portfolio. The Company's interest in the MLP is a less than one percent limited partnership interest and Kemper's interest is 75 percent at December 31, 1996. At December 31, 1996, MLP-related commitments accounted for approximately $9.4 million of the Company's off-balance-sheet legal commitments, which the Company expects to fund.

At December 31, 1996, the Company's loans to and investments in projects with the Prime Group, Inc. or its affiliates totaled approximately $(5.3) million. Negative amounts represent the Company's share of project related operating losses in excess of the Company's investment. Prime Group-related commitments, however, accounted for $145.2 million of the off-balance-sheet legal commitments at December 31, 1996, of which the Company expects to fund $15.9 million.

(6) INCOME TAXES

Income tax expense (benefit) was as follows for the years ended December 31, 1996, 1995 and 1994:

                                                                              PREACQUISITION
                                                                          ----------------------
                                                              1996          1995          1994
                      (in thousands)                         -------      ---------      -------
Current....................................................  $26,300      $(113,087)     $(6,898)
Deferred...................................................     (897)        38,423       21,329
                                                             -------      ---------      -------
          Total............................................  $25,403      $ (74,664)     $14,431
                                                             =======      =========      =======

Included in the 1995 current tax benefit is the recognition of a net operating loss carryover at December 31, 1995 which was utilized against taxable income on Kemper's consolidated short-period Federal income tax return for the January 1 through January 4, 1996 tax year. Beginning January 5, 1996, the Company and its subsidiaries will each file a stand alone Federal income tax return. Previously, the Company had filed a consolidated Federal income tax return with Kemper. In 1996, the Company and Kemper settled all outstanding balances under the tax allocation agreement.

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(6) INCOME TAXES (CONTINUED)
The actual income tax expense (benefit) for 1996, 1995 and 1994 differed from the "expected" tax expense (benefit) for those years as displayed below. "Expected" tax expense (benefit) was computed by applying the U.S. Federal corporate tax rate of 35 percent in 1996, 1995, and 1994 to income (loss) before income tax expense (benefit).

                                                                              PREACQUISITION
                                                                           ---------------------
                                                               1996          1995         1994
                       (in thousands)                         -------      --------      -------
Computed expected tax expense (benefit).....................  $20,938      $(72,700)     $14,277
Difference between "expected" and actual tax expense
  (benefit):
  State taxes...............................................      913        (1,370)         645
  Amortization of goodwill..................................    3,568            --           --
  Foreign tax credit........................................       --          (183)        (155)
  Other, net................................................      (16)         (411)        (336)
                                                              -------      --------      -------
          Total actual tax expense (benefit)................  $25,403      $(74,664)     $14,431
                                                              =======      ========      =======

Deferred tax assets and liabilities are generally determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company only records deferred tax assets if future realization of the tax benefit is more likely than not, with a valuation allowance recorded for the portion that is not likely to be realized.

The Company has established a valuation allowance to reduce the deferred Federal tax asset related to real estate and other investments to the amount that, based upon available evidence, is, in management's judgment, more likely than not to be realized. Any reversals of the valuation allowance are contingent upon the recognition of future capital gains in the Company's Federal income tax return or a change in circumstances which causes the recognition of the benefits to become more likely than not. The change in the valuation allowance is related solely to the change in the net deferred Federal tax asset or liability from unrealized gains or losses on investments.

The tax effects of temporary differences that give rise to significant portions of the Company's net deferred Federal tax liability were as follows:

                                                                                   PREACQUISITION
                                                                                ---------------------
                                                                                     DECEMBER 31
                                                    DECEMBER 31    JANUARY 4    ---------------------
                                                       1996          1996         1995         1994
                  (in thousands)                    -----------    ---------    ---------    --------
Deferred Federal tax assets:
  Unrealized losses on investments................   $ 16,624      $     --     $      --    $ 85,331
  Life policy reserves............................     46,452        46,654        42,512      51,519
  Real estate-related.............................     20,642        27,736        21,920      39,360
  Other investment-related........................      5,409         1,773         1,725       7,435
  Other...........................................      8,159         9,750         6,864       6,415
                                                     --------      --------     ---------    --------
     Total deferred Federal tax assets............     97,286        85,913        73,021     190,060
  Valuation allowance.............................    (31,825)      (15,201)      (15,201)   (100,532)
                                                     --------      --------     ---------    --------
     Total deferred Federal tax assets after
       valuation allowance........................     65,461        70,712        57,820      89,528
                                                     --------      --------     ---------    --------
Deferred Federal tax liabilities:
  Deferred insurance acquisition costs............      9,384            --       111,523     108,663
  Value of business acquired......................     66,373        66,578            --          --
  Other investment-related........................     28,855        37,919            --          --
  Unrealized gains on investments.................         --            --        37,919          --
  Depreciation and amortization...................     15,473        15,490        18,767      18,878
  Other...........................................      5,738         4,197         2,320       3,351
                                                     --------      --------     ---------    --------
     Total deferred Federal tax liabilities.......    125,823       124,184       170,529     130,892
                                                     --------      --------     ---------    --------
Net deferred Federal tax liabilities..............   $(60,362)     $(53,472)    $(112,709)   $(41,364)
                                                     ========      ========     =========    ========

The valuation allowance is subject to future adjustments based on, among other items, the Company's estimates of future operating earnings and capital gains.

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(6) INCOME TAXES (CONTINUED)
The tax returns through the year 1986 have been examined by the Internal Revenue Service ("IRS"). Changes proposed are not material to the Company's financial position. The tax returns for the years 1987 through 1993 are currently under examination by the IRS.

(7) RELATED-PARTY TRANSACTIONS

The Company received cash capital contributions of $18.4 million and $82.5 million during 1996 and 1994, respectively.

The Company has loans to joint ventures, consisting primarily of mortgage loans on real estate, in which the Company and/or one of its affiliates has an ownership interest. At December 31, 1996 and January 4, 1996, joint venture mortgage loans totaled $111.0 million and $110.2 million, respectively, and during 1996, 1995 and 1994, the Company earned interest income on these joint venture loans of $9.5 million, $19.6 million and $22.0 million, respectively.

All of the Company's personnel are employees of Federal Kemper Life Assurance Company ("FKLA"), an affiliated company. The Company is allocated expenses for the utilization of FKLA employees and facilities, the investment management services of Zurich Kemper Investments, Inc. ("ZKI"), an affiliated company, and the information systems of Kemper Service Company ("KSvC"), a ZKI subsidiary, based on the Company's share of administrative, legal, marketing, investment management, information systems and operation and support services. During 1996, 1995 and 1994, expenses allocated to the Company from ZKI and KSvC amounted to $1.7 million, $4.4 million and $6.5 million, respectively. The Company also paid to ZKI investment management fees of $3.6 million, $3.4 million and $6.0 million during 1996, 1995 and 1994, respectively. In addition, expenses allocated to the Company from FKLA during 1996, 1995 and 1994 amounted to $10.5 million, $14.3 million and $11.1 million, respectively.

During 1995 and 1994, the Company sold certain mortgages and real estate-related investments, net of reserves, amounting to approximately $3.5 million and $154.0 million, respectively, to an affiliated non-life realty company, in exchange for cash. No gain or loss was recognized on these sales. During 1996, the Company purchased approximately $24.5 million of real estate-related investments from such affiliated non-life realty subsidiaries for cash. The Company also paid to Kemper real estate subsidiaries $1.8 million in both 1996 and 1995, related to the management of the Company's real estate portfolio.

(8) REINSURANCE

In the ordinary course of business, the Company enters into reinsurance agreements to diversify risk and limit its overall financial exposure to certain blocks of fixed-rate annuities and to individual death claims. The Company generally cedes 100 percent of the related annuity liabilities under the terms of the reinsurance agreements. Although these reinsurance agreements contractually obligate the reinsurers to reimburse the Company, they do not discharge the Company from its primary liabilities and obligations to policyholders. As such, these amounts paid or deemed to have been paid are recorded on the Company's consolidated balance sheet as reinsurance recoverables and ceded future policy benefits.

In 1992 and 1991, the Company entered into 100 percent indemnity reinsurance agreements ceding $515.7 million and $416.3 million, respectively, of its fixed-rate annuity liabilities to FLA. FLA is a mutual insurance company that shares common management and common board members with the Company, FKLA and Kemper. As of December 31, 1996 and January 4, 1996, the reinsurance recoverable related to the fixed-rate annuity liabilities ceded to FLA amounted to $427.0 million and $502.8 million, respectively. During 1995, the Company recorded income of $4.4 million related to a ceding commission experience adjustment from the 1992 reinsurance agreement.

In December 1996, the Company assumed on a yearly renewable term basis approximately $14.4 billion (face amount) of term life insurance from FKLA. As a result of this transaction, the Company recorded premiums and reserves of approximately $7.3 million. The difference between the cash transferred, which represents the statutory reserves of the business assumed, and the reserves recorded under generally accepted accounting

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(8) REINSURANCE (CONTINUED)
principles, of approximately $18.4 million, was deemed to be a capital contribution from Kemper and was recorded as additional paid-in-capital during 1996.

The Company's retention limit on term life insurance is $300 thousand (face amount) on the life of any one individual with the excess amounts ceded to outside reinsurers. The term life insurance business assumed from FKLA during 1996 did not have any individual contracts greater than $300 thousand in face amount. Reserves ceded to outside reinsurers on the Company's direct business amounted to approximately $94 thousand as of December 31, 1996.

(9) POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

FKLA sponsors a welfare plan that provides medical and life insurance benefits to its retired and active employees and the Company is allocated a portion of the costs of providing such benefits. The Company is self insured with respect to medical benefits, and the plan is not funded except with respect to certain disability-related medical claims. The medical plan provides for medical insurance benefits at retirement, with eligibility based upon age and the participant's number of years of participation attained at retirement. The plan is contributory for pre-Medicare retirees, and will be contributory for all retiree coverage for most current employees, with contributions generally adjusted annually. Postretirement life insurance benefits are noncontributory and are limited to $10,000 per participant.

The allocated accumulated postretirement benefit obligation accrued by the Company amounted to $1.7 million and $687 thousand at December 31, 1996 and January 4, 1996, respectively.

The discount rate used in determining the allocated postretirement benefit obligation was 7.75 percent and 7.25 percent for 1996 and 1995, respectively. The assumed health care trend rate used was based on projected experience for 1996 and 1997, 10 percent in 1998, gradually declining to 5.0 percent by the year 2001 and remaining at that level thereafter.

A one percentage point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation as of December 31, 1996 and January 4, 1996 by $56 thousand and $146 thousand, respectively.

During 1994, the Company adopted certain severance-related policies to provide benefits, generally limited in time, to former or inactive employees after employment but before retirement. The effect of adopting these policies was immaterial.

(10) COMMITMENTS AND CONTINGENT LIABILITIES

The Company is involved in various legal actions for which it establishes liabilities where appropriate. In the opinion of the Company's management, based upon the advice of legal counsel, the resolution of such litigation is not expected to have a material adverse effect on the consolidated financial statements.

Although none of the Company or its joint venture projects have been identified as a "potentially responsible party" under Federal environmental guidelines, inherent in the ownership of or lending to real estate projects is the possibility that environmental pollution conditions may exist on or near or relate to properties owned or previously owned on properties securing loans. Where the Company has presently identified remediation costs, they have been taken into account in determining the cash flows and resulting valuations of the related real estate assets. Based on the Company's receipt and review of environmental reports on most of the projects in which it is involved, the Company believes its environmental exposure would be immaterial to its consolidated results of operations. However, the Company may be required in the future to take actions to remedy environmental exposures, and there can be no assurance that material environmental exposures will not develop or be identified in the future. The amount of future environmental costs is impossible to estimate due to, among other factors, the unknown magnitude of possible exposures, the unknown timing and extent of corrective actions that may be required, the determination of the Company's liability in proportion to others and the extent such costs may be covered by insurance or various environmental indemnification agreements.

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(10) COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)
See the note captioned "Financial Instruments--Off-Balance-Sheet Risk" below for the discussion regarding the Company's loan commitments and standby financing agreements.

The Company is liable for guaranty fund assessments related to certain unaffiliated insurance companies that have become insolvent during the years 1996 and prior. The Company's financial statements include provisions for all known assessments that are expected to be levied against the Company as well as an estimate of amounts (net of estimated future premium tax recoveries) that the Company believes it will be assessed in the future for which the life insurance industry has estimated the cost to cover losses to policyholders. The Company is also contingently liable for any future guaranty fund assessments related to insolvencies of unaffiliated insurance companies, for which the life insurance industry has been unable to estimate the cost to cover losses to policyholders. No specific amount can be reasonably estimated for such insolvencies as of December 31, 1996.

(11) FINANCIAL INSTRUMENTS--OFF-BALANCE-SHEET RISK

At December 31, 1996, the Company had future legal loan commitments and stand-by financing agreements totaling $197.4 million to support the financing needs of various real estate investments. To the extent these arrangements are called upon, amounts loaned would be secured by assets of the joint ventures, including first mortgage liens on the real estate. The Company's criteria in making these arrangements are the same as for its mortgage loans and other real estate investments. The Company presently expects to fund approximately $39.6 million of these arrangements. These commitments are included in the Company's analysis of real estate-related reserves and write-downs. The fair values of loan commitments and standby financing agreements are estimated in conjunction with and using the same methodology as the fair value estimates of mortgage loans and other real estate-related investments.

(12) DERIVATIVE FINANCIAL INSTRUMENTS

The Company was party to derivative financial instruments in the normal course of business for other than trading purposes to hedge exposures in foreign currency fluctuations related to certain foreign fixed maturity securities held by the Company. The Company sold its interest in such securities during 1996. The following table summarizes various information regarding these derivative financial instruments as of January 4, 1996:

                                                                                                              WEIGHTED
                       (In thousands)                                                             WEIGHTED     AVERAGE
                                                                                                  AVERAGE     REPRICING
                                                              NOTIONAL   CARRYING   ESTIMATED     YEARS TO    FREQUENCY
                      JANUARY 4, 1996                          AMOUNT     VALUE     FAIR VALUE   EXPIRATION    (DAYS)
                      ---------------                         --------   --------   ----------   ----------   ---------
Non-trading foreign exchange forward options................  $43,754      $112        $112         .32          30

The Company's hedges relating to foreign currency exposure were implemented using forward contracts on foreign currencies. These are generally short-duration contracts with U.S. money-center banks. The Company records realized and unrealized gains and losses on such investments in net income on a current basis. The amounts of gain (loss) included in net income during 1996, 1995 and 1994 totaled $227 thousand, $(1.0) million and $6.4 million, respectively.

(13) FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value estimates are made at specific points in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. A significant portion of the Company's financial instruments are carried at fair value. (See note captioned "Invested Assets and Related Income".) Fair value estimates for financial instruments not carried at fair value are generally determined using discounted cash flow models and assumptions that are based on judgments regarding current and future economic conditions and the risk characteristics of the investments. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could significantly affect the estimates and such estimates should be used with care.

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(13) FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)
Fair value estimates are determined for existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and certain liabilities that are not considered financial instruments. Accordingly, the aggregate fair value estimates presented do not represent the underlying value of the Company. For example, the Company's subsidiaries are not considered financial instruments, and their value has not been incorporated into the fair value estimates. In addition, tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

Fixed maturities and equity securities: Fair values for fixed maturity securities and for equity securities were determined by using market quotations, or independent pricing services that use prices provided by market makers or estimates of fair values obtained from yield data relating to instruments or securities with similar characteristics, or fair value as determined in good faith by the Company's portfolio manager, ZKI.

Cash and short-term investments: The carrying amounts reported in the consolidated balance sheet for these instruments approximate fair values.

Mortgage loans and other real estate-related investments: Fair values for mortgage loans and other real estate-related investments were estimated based upon the investments observable market price, net of estimated costs to sell. The estimates of fair value should be used with care given the inherent difficulty of estimating the fair value of real estate due to the lack of a liquid quotable market.

Other loans and investments: The carrying amounts reported in the consolidated balance sheet for these instruments approximate fair values. The fair values of policy loans were estimated by discounting the expected future cash flows using an interest rate charged on policy loans for similar policies currently being issued.

Life policy benefits: Fair values of the life policy benefits regarding investment contracts (primarily deferred annuities) and universal life contracts were estimated by discounting gross benefit payments, net of contractual premiums, using the average crediting rate currently being offered in the marketplace for similar contracts with maturities consistent with those remaining for the contracts being valued. The Company had projected its future average crediting rate in 1996 to be 4.75 percent, while the assumed average market crediting rate was 5.8 percent in 1996.

The carrying values and estimated fair values of the Company's financial instruments at December 31, 1996 and January 4, 1996 were as follows:

                                                       DECEMBER 31, 1996              JANUARY 4, 1996
                                                    ------------------------      ------------------------
                                                     CARRYING        FAIR          CARRYING        FAIR
                                                      VALUE         VALUE           VALUE         VALUE
                 (in thousands)                     ----------    ----------      ----------    ----------
Financial instruments recorded as assets:
  Fixed maturities(1)...........................    $3,866,431    $3,866,431      $3,749,323    $3,749,323
  Cash and short-term investments...............        74,472        74,472         398,326       398,326
  Mortgage loans and other real estate-related
     assets.....................................       267,713       267,713         288,940       288,940
  Policy loans..................................       288,302       288,302         289,390       289,390
  Other invested assets.........................        23,507        23,507          19,215        19,215
Financial instruments recorded as liabilities:
  Life policy benefits..........................     4,249,264     4,101,588       4,585,148     4,585,148

---------------
(1) Includes $112 thousand carrying value and fair value for January 4, 1996, of derivative securities used to hedge the foreign currency exposure on certain specific foreign fixed maturity investments.

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(14) STOCKHOLDER'S EQUITY--RETAINED EARNINGS

The maximum amount of dividends which can be paid by insurance companies domiciled in the State of Illinois to shareholders without prior approval of regulatory authorities is restricted. (See "Restrictions on dividends" on page 6.) The maximum amount of dividends which can be paid by the Company without prior approval in 1997 is $40.9 million. The Company paid no cash dividends in 1996, 1995 or 1994.

The Company's net income (loss) and stockholder's equity as determined in accordance with statutory accounting principles were as follows:

                                                                  1996          1995          1994
                       (in thousands)                           --------      --------      --------
Net income (loss)...........................................    $ 37,287      $(64,707)     $ 44,491
                                                                ========      ========      ========
Statutory surplus...........................................    $411,837      $383,374      $416,243
                                                                ========      ========      ========

APPENDIX A

ILLUSTRATION OF A MARKET VALUE ADJUSTMENT

Purchase Payment:            $40,000


Guarantee Period:                 5 Years


Guaranteed Interest Rate:     5% Annual Effective Rate

The following examples illustrate how the Market Value Adjustment and the Withdrawal Charge may affect the values of a Certificate upon a withdrawal. The 5% assumed Guaranteed Interest Rate is the rate required to be used in the "Summary of Expenses." In these examples, the withdrawal occurs one year after the Date of Issue. The Market Value Adjustment operates in a similar manner for transfers. No Withdrawal Charge applies to transfers.


The Guarantee Period Value for this $40,000 Purchase Payment is $51,051.26 at the end of the five-year Guarantee Period. After one year, when the withdrawals occur in these examples, the Guarantee Period Value is $42,000.00. It is also assumed, for the purposes of these examples, that no prior partial withdrawals or transfers have occurred.



The Market Value Adjustment will be based on the rate KILICO is then crediting (at the time of the withdrawal) on new Certificates with the same Guarantee Period as the time remaining in your Guarantee Period rounded to the next higher number of complete years. One year after the Purchase Payment there would have been four years remaining in your Guarantee Period. These examples also show the Withdrawal Charge (if any) which would be calculated separately after the Market Value Adjustment.


EXAMPLE OF A DOWNWARD MARKET VALUE ADJUSTMENT


A downward Market Value Adjustment results from a full or partial withdrawal that occurs when interest rates have increased. Assume interest rates have increased one year after the Purchase Payment and KILICO is then crediting 6.5% for a four-year Guarantee Period. Upon a full withdrawal, the market value adjustment factor would be:



The Market Value Adjustment is a reduction of $2,316.67 from the Guarantee Period Value:

                       - 2,316.67 = -.0551589 X 42,000.00

The Market Adjusted Value would be:

                      $39,683.33 = $42,000.00 - $2,316.67

A Withdrawal Charge of 6% would be assessed against the Market Adjusted Value in excess of the amount available as a free withdrawal. In this case, there are no prior withdrawals, so 10% of the Market Adjusted Value is not subject to a Withdrawal Charge. The Withdrawal Charge is thus:

                       $2,142.90 = $39,683.33 X .90 X .06

Thus, the amount payable on a full withdrawal would be:

                      $37,540.43 = $39,683.33 - $2,142.90

If instead of a full withdrawal, 50% of the Guarantee Period Value was withdrawn (partial withdrawal of 50%), the Market Value Adjustment would be 50% of that of the full withdrawal:

                      -$1,158.34 = -.0551589 X $21,000.00

The Market Adjusted Value would be:

                      $19,841.66 = $21,000.00 - $1,158.34

---------------
                                  -.0551589*   =    3   (1 + .05)    4  (4)   -1
                                                       ----------
* Actual calculation utilizes 10 decimal places.       (1 + .065)

The Withdrawal Charge of 6% would apply to the Market Adjusted Value being withdrawn, less 10% of the full Market Adjusted Value as there are no prior withdrawals:

                $952.39 = ($19,841.46 - .10 X $39,683.33) X .06

Thus, the amount payable on this partial withdrawal would be:

                        $18.889.07 = $19,841.46 -$952.39

EXAMPLE OF AN UPWARD MARKET VALUE ADJUSTMENT


An upward Market Value Adjustment results from a withdrawal that occurs when interest rates have decreased. Assume interest rates have decreased one year later and KILICO is then crediting 4% for a four-year Guarantee Period. Upon a full withdrawal, the market value adjustment factor would be:


                                         +.0390198    =    3   (1 + .05)    4  (4)   -1
                                                              ----------
                                                               (1 + .04)


The Market Value Adjustment is an increase of $1638.83 to the Guarantee Period
Value:


                       $1,638.83 = $42,000.00 X .0390198

The Market Adjusted Value would be:

                       $43,638.33 = $42,000.00 +$1,638.83

A Withdrawal Charge of 6% would apply to the Market Adjusted Value being withdrawn, less 10% of the full Market Adjusted Value, as there were no prior withdrawals:

                       $2,356.47 = $43,638.33 X .90 X .06

Thus, the amount payable on withdrawal would be:

                      $41,281.85 = $43,638.33 - $2,356.47


If instead of a full withdrawal, 50% of the Guarantee Period Value was withdrawn (partial withdrawal of 50%), the Market Value Adjustment would be:


                        $819.42 = $21,000.00 X .0390198

The Market Adjusted Value of $21,000.00 would be:

                       $21,819.42 = $21,000.00 + $819.42

The Withdrawal Charge of 6% would apply to the Market Adjusted Value being withdrawn, less 10% of the full Market Adjusted Value as there are no prior withdrawals:

                $1,047.34 = ($21,819.42 - .1 X $43,638.33) X .06

Thus, the amount payable on this partial withdrawal would be:

                      $20,772.08 = $21,819.42 - $1,047.34


Actual Market Value Adjustment may have a greater or lesser impact than that shown in the Examples, depending on the actual change in interest crediting rates and the timing of the withdrawal or transfer in relation to the time remaining in the Guarantee Period.

APPENDIX B


KEMPER INVESTORS LIFE INSURANCE COMPANY DEFERRED FIXED AND
VARIABLE ANNUITY IRA AND SIMPLE IRA DISCLOSURE STATEMENT

This Disclosure Statement describes the statutory and regulatory provisions applicable to the operation of Individual Retirement Annuities (IRAs) and Simple Individual Retirement Annuities (SIMPLE IRA). Internal Revenue Service regulations require that this be given to each person desiring to establish an IRA or a SIMPLE IRA. Further information can be obtained from Kemper Investors Life Insurance Company and from any district office of the Internal Revenue Service.

A. REVOCATION

Within 7 days of the date you signed your enrollment application, you may revoke the Contract and receive back 100% of your money. To do so, wire Kemper Investors Life Insurance Company, 1 Kemper Drive, Long Grove, Illinois 60049, or call 1-800-621-5001.

B. STATUTORY REQUIREMENTS

This Contract is intended to meet the requirements of Section 408(b) of the Internal Revenue Code (Code), or of Section 408(p) of the Code for use as a SIMPLE IRA, whichever is applicable. The Contract has not been approved as to form for use as an IRA or a SIMPLE IRA by the Internal Revenue Service. Such approval by the Internal Revenue Service is a determination only as to form of the Contract, and does not represent a determination on the merits of the Contract.

1. The amount in your IRA must be fully vested at all times and the entire interest of the owner must be nonforfeitable.

2. The Contract must be nontransferable by the owner.

3. The Contract must have flexible premiums.

4. You must start receiving distributions on or before April 1 of the year following the year in which you reach age 70 1/2 (the required beginning date)(see "Required Distributions").

5. Except in the case of a rollover contribution or a direct transfer (see "Rollovers and Direct Transfers"), or a contribution made in accordance with the terms of a Simplified Employee Pension (SEP), (1) all contributions to an IRA must be cash contributions which do not exceed $2,000 for any taxable year, and
(2) all contributions to a SIMPLE IRA must be cash contributions, including matching or nonelective employer contributions (see "SIMPLE IRAs"), which do not exceed $6,000 for any year (as adjusted for inflation).

6. The Contract must be for the exclusive benefit of you and your beneficiaries.

C. ROLLOVERS AND DIRECT TRANSFERS

1. A rollover is a tax-free transfer from one retirement program to another that you cannot deduct on your tax return. There are two kinds of tax-free rollover payments under an IRA. In one, you transfer amounts from one IRA to another. With the other, you transfer amounts from a qualified employee benefit plan or tax-sheltered annuity to an IRA. Tax-free rollovers can be made from a SIMPLE IRA to another SIMPLE IRA or to a SIMPLE Individual Retirement Account under section 408(p) of the Code. An individual can make a tax-free rollover to an IRA from a SIMPLE IRA after a two-year period has expired since the individual first participated in a SIMPLE plan.

2. You must complete the transfer by the 60th day after the day you receive the distribution from your IRA or other qualified employee benefit plan or SIMPLE IRA.

3. A rollover distribution may be made to you only once a year. The one-year period begins on the date you receive the rollover distribution, not on the date you roll it over (reinvest it).

4. A direct transfer to an IRA of funds in an IRA from one trustee or insurance company to another is not a rollover. It is a transfer that is not affected by the one-year waiting period.

5. All or a part of the premium for this Contract used as an IRA may be paid from a rollover from an IRA, qualified pension or profit-sharing plan or tax-sheltered annuity, or from a direct transfer from another IRA. All or part of the premium for this Contract used as a SIMPLE IRA may be paid from a rollover from a SIMPLE IRA or SIMPLE Individual Retirement Account or, to the extent permitted by law, from a direct transfer from a SIMPLE IRA or SIMPLE Individual Retirement Account.

6. Beginning January 1, 1993, a distribution that is eligible for rollover treatment from a qualified employee benefit plan or tax-sheltered annuity will be subject to twenty percent (20%) withholding by the Internal Revenue Service even if you roll the distribution over within the 60-day rollover period. One way to avoid this withholding is to make the distribution as a direct transfer to the IRA trustee or insurance company.

D. ALLOWANCE OF DEDUCTION

1. In general, the amount you can contribute each year to an IRA is the lesser of $2,000 or your taxable compensation for the year. If you have more than one IRA, the limit applies to the total contributions made to your own IRAs for the year. Generally, if you work the amount that you earn is compensation. Wages, salaries, tips, professional fees, bonuses and other amounts you receive for providing personal services are compensation. If you own and operate your own business as a sole proprietor, your net earnings reduced by your deductible contributions on your behalf to self-employed retirement plans is compensation. If you are an active partner in a partnership and provide services to the partnership, your share of partnership income reduced by deductible contributions made on your behalf to qualified retirement plans is compensation. All taxable alimony and separate maintenance payments received under a decree of divorce or separate maintenance is compensation.

2. If neither you nor your spouse are covered for any part of the year by a qualified retirement plan, the amount you can deduct each year is also the lesser of $2,000 or your taxable compensation. If either you or your spouse are covered by a qualified retirement plan, the $2,000 deduction limit is reduced $10 for each $50 that your adjusted gross income exceeds $40,000 (married filing jointly), $25,000 (single) or zero (married filing separately).

3. Contributions to your IRA can be made at any time. If you make the contribution between January 1 and April 15, however, you may elect to treat the contribution as made either in that year or in the preceding year. You may file a tax return claiming deduction for your IRA contribution before the contribution is actually made. You must, however, make the contribution by the due date of your return not including extensions.

4. You cannot make a contribution other than a rollover contribution to your IRA for the year in which you reach age 70 1/2 or thereafter.

5. IRA contributions of up to $2,000 can be made for you and for your spouse if the combined compensation of you and your spouse is at least equal to the amount contributed. Both of you cannot participate in the same IRA account or contract.

E. SEP-IRA'S

1. The maximum deductible contribution for a Simplified Employee Pension (SEP) IRA is the lesser of $30,000 or 15% of compensation.

2. A SEP must be established and maintained by an employer (corporation, partnership, sole proprietor). Information about the Kemper SEP is available upon request.

F. SIMPLE IRAS

1. A SIMPLE IRA must be established with your employer using a qualified salary reduction agreement.

2. You may elect to have your employer contribute to your SIMPLE IRA, under a qualified salary reduction agreement, an amount (expressed as a percentage of your compensation) not to exceed $6,000 (as adjusted for inflation) for the year. In addition to these employee elective contributions, your employer is required to make each year either (1) a matching contribution equal to up to 3 percent, and not less than 1 percent, of your SIMPLE IRA contribution for the year, or (2) a nonelective contribution equal to 2 percent of your compensation for the year (up to $150,000 of compensation, as adjusted for inflation). No other contributions may be made to a SIMPLE IRA.

3. Employee elective contributions and employer contributions (i.e., matching contributions and nonelective contributions) to your SIMPLE IRA are excluded from your gross income.

4. To the extent an individual with a SIMPLE IRA is no longer participating in a SIMPLE plan (e.g., the individual has terminated employment), and two years has passed since the individual first participated in the plan, the individual may treat the SIMPLE IRA as an IRA.

G. TAX STATUS OF THE CONTRACT AND DISTRIBUTIONS

1. Earnings of your IRA annuity contract are not taxed until they are distributed to you.

2. In general, taxable distributions are included in your gross income in the year you receive them.

3. Distributions under your IRA are non-taxable to the extent they represent a return of non-deductible contributions (if any). The non-taxable percentage of a distribution is determined by dividing your total undistributed, non-deductible IRA contributions by the value of all your IRAs (including SEPs and rollovers).

4. You cannot choose the special five-year or ten-year averaging that may apply to lump sum distributions from qualified employer plans.

H. REQUIRED DISTRIBUTIONS

You must start receiving minimum distributions required under the Contract and
Section 401(a)(9) of the Code from your IRA and SIMPLE IRA starting with the year you reach age 70 1/2 (your 70 1/2 year). Ordinarily, the required minimum distribution for a particular year must be received by December 31 of that year. However, you may delay the required minimum distribution for the year you reach age 70 1/2 until April 1 of the following year (i.e., the required beginning date).

Annuity payments which begin by April 1 of the year following your 70 1/2 year satisfy the minimum distribution requirement if they provide for non-increasing payments over the life or the lives of you and your spouse, provided that, if installments are guaranteed, the guaranty period does not exceed the lesser of 20 years or the applicable life expectancy.

The applicable life expectancy is your remaining life expectancy or the remaining joint life and last survivor expectancy of you and your designated beneficiary. Life expectancies are determined using the expected return multiple tables shown in IRS Publication 590 "Individual Retirement Arrangements." To obtain a free copy of IRS Publication 590 and other IRS forms, phone the IRS toll free at 1-800-729-3676 or write the IRS Forms Distribution Center for your area as shown in your income tax return instructions.

If you have more than one IRA, you must determine the required minimum distribution separately for each IRA; however, you can take the actual distributions of these amounts from any one or more of your IRAs.

If the actual distribution from your Contract is less than the minimum amount that should be distributed in accordance with the minimum distribution requirements mentioned above, the difference generally is an excess accumulation. There is a 50% excise tax on any excess accumulations. If the excess accumulation is due to reasonable error, and you have taken (or are taking) steps to remedy the insufficient distribution, you can request that this 50% excise tax be excused by filing with your tax return an IRS Form 5329, together with a letter of explanation and the excise tax payment.

I. TAX ON EXCESS CONTRIBUTIONS

1. You must pay a 6% excise tax each year on excess contributions that remain in your Contract. Generally, an excess contribution is the amount contributed to your Contract that is more than you can contribute. The excess is taxed for the year of the excess contribution and for each year after that until you correct it.

2. You will not have to pay the 6% excise tax if you withdraw the excess amount by the date your tax return is due including extensions for the year of the contribution. You do not have to include in your gross income an excess contribution that you withdraw from your Contract before your tax return is due if the income earned on the excess was also withdrawn and no deduction was allowed for the excess contribution. You must include in your gross income the income earned on the excess contribution.

3. If an excess contribution is a result of a rollover and the excess occurred because information required to be supplied by the payor of the distribution was incorrect, you may withdraw the excess contribution. You will have to amend your tax return for the year in which the excess occurred to correct the reporting of the rollover amounts in that year. Do not include, in the year you withdraw it, the excess contribution that was the result of the incorrect information.

J. TAX ON PREMATURE DISTRIBUTIONS

There is an additional tax on premature distributions from your IRA equal to 10% of the amount of the premature distribution that you must include in your gross income. For premature distributions from a SIMPLE IRA made within the first 2 years you participate in a SIMPLE plan, the additional tax is equal to 25% of the amount of the premature distribution that must be included in gross income. Premature distributions are generally amounts you withdraw before you are age
59 1/2. However, the tax on premature distributions does not apply:

1. To amounts that are rolled over tax free.

2. To a series of substantially equal periodic payments made (not less frequently than annually) over your life or life expectancy, or the joint life or life expectancy of you and your beneficiary.

3. If you are permanently disabled. You are considered disabled if you cannot do any substantial gainful activity because of your physical or mental condition. A physician must determine that the condition has lasted or can be expected to last continuously for 12 months or more or that the condition can be expected to lead to death.

4. To distributions made on or after your death.

K. PROHIBITED TRANSACTIONS

If you or your beneficiary engage in a prohibited transaction described in section 4975(c) of the Code with respect to the Contract, the Contract will lose its classification as an IRA or SIMPLE IRA, whichever is applicable, and you must include in your gross income, for the taxable year during which you or your beneficiary engage in the prohibited transaction, the fair market value of the Contract.

L. IRA EXCISE TAX REPORTING

Use Form 5329, Additional Taxes Attributable to Qualified Retirement Plans (Including IRAs), Annuities, and Modified Endowment Contracts, to report the excise taxes on excess contributions, premature distributions, and excess accumulations. If you do not owe any IRA excise taxes, you do not need Form 5329. Further information can be obtained from any district office of the Internal Revenue Service.

M. BORROWING

If you borrow money against your Contract or use it as security for a loan, the Contract will lose its classification as an IRA or SIMPLE IRA, whichever is applicable, and you must include in gross income the fair market value of the IRA contract as of the first day of your tax year. In addition, the portion borrowed or used as security for a loan will be treated as a distribution subject to the tax on premature distributions described above. (Note: This Contract does not allow borrowings against it, nor may it be assigned or pledged as collateral for a loan.)

N. FINANCIAL DISCLOSURE

1. If contributions to the Contract are made by other than rollover contributions and direct transfers, the following information based on the charts shown on the next pages, which assumes you were to make a level contribution to the fixed account at the beginning of each year of $1,000 must be completed prior to your signing the enrollment application.

END OF            LUMP SUM TERMINATION               AT               LUMP SUM TERMINATION
 YEAR              VALUE OF CONTRACT *               AGE               VALUE OF CONTRACT *
------------------------------------------------------------------------------------------------------
  1                                                  60
------------------------------------------------------------------------------------------------------
  2                                                  65
------------------------------------------------------------------------------------------------------
  3                                                  70
------------------------------------------------------------------------------------------------------
  4
------------------------------------------------------------------------------------------------------
  5
------------------------------------------------------------------------------------------------------

* Includes applicable withdrawal charges as described in Item O below.

2. If contributions to the Contract are made by rollover contributions and/or direct transfers, the following information, based on the charts shown on the next page, and all of which assumes you make one contribution to the fixed account of $1,000 at the beginning of this year, must be completed prior to your signing the enrollment application.

END OF            LUMP SUM TERMINATION               AT               LUMP SUM TERMINATION
 YEAR              VALUE OF CONTRACT *               AGE               VALUE OF CONTRACT *
------------------------------------------------------------------------------------------------------
  1                                                  60
------------------------------------------------------------------------------------------------------
  2                                                  65
------------------------------------------------------------------------------------------------------
  3                                                  70
------------------------------------------------------------------------------------------------------
  4
------------------------------------------------------------------------------------------------------
  5
------------------------------------------------------------------------------------------------------

* Includes applicable withdrawal charges as described in Item O below.

O. FINANCIAL DISCLOSURE FOR THE SEPARATE ACCOUNT (VARIABLE ACCOUNT)


1. If on the enrollment application you indicated an allocation to a Subaccount, this Contract will be assessed a daily charge of an amount which will equal an aggregate of 1.40% per annum. If you elected the Guaranteed Minimum Income Benefit option, an additional charge of .30% of the Guaranteed Death Benefit base will be assessed against the Separate Account, Fixed Account and Guarantee Periods on a pro-rata basis.



2. An annual records maintenance charge of $30.00 will be assessed at the end of each Contract Year against the Separate Account value, Fixed Account and Guarantee Periods.



3. Withdrawal (early annuitization) charges will be assessed based on the years elapsed since the purchase payments (in a given contract year) were received by KILICO; under 1 year, 7%; over 1 to 2 years, 6%; over 2 to 3 years, 5%; over 3 to 4 years, 5%; over 4 to 5 years, 4%; over 5 to 6 years, 3%; over 6 to 7 years, 2%; over 7 years and thereafter, 0%.


4. The method used to compute and allocate the annual earnings is contained in the Prospectus under the heading "Accumulation Unit Value."

5. The growth in value of your contract is neither guaranteed nor projected but is based on the investment experience of the Separate Account.

GUARANTEED LUMP SUM TERMINATION OF DEFERRED FIXED AND VARIABLE ANNUITY COMPLETELY ALLOCATED TO THE GENERAL ACCOUNT WITH 3% GUARANTEED EACH YEAR. (TERMINATION VALUES ARE BASED ON $1,000 ANNUAL CONTRIBUTIONS AT THE BEGINNING OF EACH YEAR.)


End of   Termination   End of   Termination   End of   Termination   End of   Termination
 Year      Values*      Year      Values*      Year      Values*      Year      Values*
-----------------------------------------------------------------------------------------
   1     $   937.00      14     $16,798.32      27     $40,421.63      40     $ 75,113.26
   2       1,913.00      15      18,310.91      28      42,642.92      41       78,375.30
   3       2,928.90      16      19,868.88      29      44,930.85      42       81,735.20
   4       3,976.63      17      21,473.59      30      47,287.42      43       85,195.89
   5       5,066.14      18      23,126.44      31      49,714.68      44       88,760.41
   6       6,198.41      19      24,828.87      32      52,214.76      45       92,431.86
   7       7,374.46      20      26,582.37      33      54,789.84      46       96,213.46
   8       8,604.34      21      28,388.49      34      57,442.18      47      100,108.50
   9       9,871.11      22      30,248.78      35      60,174.08      48      104,120.40
  10      11,175.88      23      32,164.88      36      62,987.94      49      108,252.65
  11      12,519.80      24      34,138.47      37      65,886.22      50      112,508.87
  12      13,904.03      25      36,171.26      38      68,871.45
  13      15,329.79      26      38,265.04      39      71,946.23


GUARANTEED LUMP SUM TERMINATION OF DEFERRED FIXED AND VARIABLE ANNUITY COMPLETELY ALLOCATED TO THE GENERAL ACCOUNT WITH 3% GUARANTEED EACH YEAR. (TERMINATION VALUES ARE BASED ON $1,000 SINGLE PREMIUM.)


End of   Termination   End of   Termination   End of   Termination   End of   Termination
 Year      Values*      Year      Values*      Year      Values*      Year      Values*
-----------------------------------------------------------------------------------------
   1       $  937        14       $1,000        27       $1,000        40       $1,000
   2          946        15        1,000        28        1,000        41        1,000
   3          955        16        1,000        29        1,000        42        1,000
   4          955        17        1,000        30        1,000        43        1,000
   5          964        18        1,000        31        1,000        44        1,000
   6          973        19        1,000        32        1,000        45        1,000
   7          982        20        1,000        33        1,000        46        1,000
   8        1,000        21        1,000        34        1,000        47        1,000
   9        1,000        22        1,000        35        1,000        48        1,000
  10        1,000        23        1,000        36        1,000        49        1,000
  11        1,000        24        1,000        37        1,000        50        1,000
  12        1,000        25        1,000        38        1,000
  13        1,000        26        1,000        39        1,000


* Includes applicable withdrawal charges.

                      STATEMENT OF ADDITIONAL INFORMATION

                         ------------------------, 1997

--------------------------------------------------------------------------------


             INDIVIDUAL AND GROUP VARIABLE, FIXED AND MARKET VALUE

                      ADJUSTED DEFERRED ANNUITY CONTRACTS

--------------------------------------------------------------------------------

                                   ISSUED BY

                    KEMPER INVESTORS LIFE INSURANCE COMPANY

                               IN CONNECTION WITH

                    KILICO VARIABLE ANNUITY SEPARATE ACCOUNT

   HOME OFFICE: 1 KEMPER DRIVE, LONG GROVE, ILLINOIS 60049     (847) 550-5500


This Statement of Additional Information is not a prospectus. This Statement of Additional Information should be read in conjunction with the Prospectus of the
Separate Account dated                          . The Prospectus may be obtained
from Kemper Investors Life Insurance Company by writing or calling the address or telephone number listed above.


                               ------------------

                               TABLE OF CONTENTS


                                                                PAGE
                                                                ----
Services to the Separate Account............................  B-1
Performance Information of Subaccounts......................  B-1
State Regulation............................................  B-9
Experts.....................................................  B-9
Financial Statements........................................  B-10

                        SERVICES TO THE SEPARATE ACCOUNT

Kemper Investors Life Insurance Company ("KILICO") maintains the books and records of the KILICO Variable Annuity Separate Account (the "Separate Account"). KILICO holds the assets of the Separate Account. The assets are kept segregated and held separate and apart from the general funds of KILICO. KILICO maintains records of all purchases and redemptions of shares of each Fund by each of the Subaccounts. All expenses incurred in the operations of the Separate Account, except the charge for mortality and expense risk and administrative expenses, and records maintenance charge (as described in the Prospectus) are borne by KILICO.


The independent auditors for the Separate Account are KPMG Peat Marwick LLP, Chicago, Illinois, for the periods through December 31, 1996. The firm performed the annual audit of the financial statements of the Separate Account and KILICO for the periods through December 31, 1996.


The Contracts are sold by licensed insurance agents, where the Contracts may be lawfully sold, who are registered representatives of broker-dealers which are registered under the Securities Exchange Act of 1934 and are members of the National Association of Securities Dealers, Inc. The Contracts are distributed through the principal underwriter for the Separate Account, Investors Brokerage Services, Inc. ("IBS"), a wholly owned subsidiary of KILICO, which enters into selling group agreements with affiliated and unaffiliated broker-dealers. Subject to the provisions of the Contracts, units of the Subaccounts under the Contract are offered on a continuous basis.

KILICO pays commissions to the seller which may vary but are not anticipated to exceed in the aggregate an amount equal to six percent (6%) of Purchase Payments.

                     PERFORMANCE INFORMATION OF SUBACCOUNTS


As described in the prospectus, a Subaccount's historical performance may be shown in the form of "average annual total return" and "total return" calculations in the case of all Subaccounts; "yield" information may be provided in the case of the Kemper High Yield Subaccount; and "yield" and "effective yield" information may be provided in the case of the Kemper Money Market Subaccount. These various measures of performance are described below.


A Subaccount's average annual total return quotation is computed in accordance with a standard method prescribed by rules of the Securities and Exchange Commission. The average annual total return for a Subaccount for a specific period is found by first taking a hypothetical $1,000 investment in each of the Subaccount's units on the first day of the period at the maximum offering price, which is the Accumulation Unit value per unit ("initial investment") and computing the ending redeemable value ("redeemable value") of that investment at the end of the period. The redeemable value reflects the effect of the applicable Withdrawal Charge that may be imposed at the end of the period as well as all other recurring charges and fees applicable under the Contract to all Contract Owner accounts. Premium taxes are not included in the term charges. The redeemable value is then divided by the initial investment and this quotient is taken to the Nth root (N represents the number of years in the period) and 1 is subtracted from the result, which is then expressed as a percentage. Average annual total return quotations for various periods are set forth in the table below.

No standard formula has been prescribed for calculating total return performance. Total return performance for a specific period is calculated by first taking an investment (assumed to be $10,000 below) in each Subaccount's units on the first day of the period at the maximum offering price, which is the Accumulation Unit Value per unit ("initial investment") and computing the ending value ("ending value") of that investment at the end of the period. The ending value does not include the effect of the applicable Withdrawal Charge that may be imposed at the end of the period, and thus may be higher than if such charge were deducted. The total return percentage is then determined by subtracting the initial investment from the ending value and dividing the remainder by the initial investment and expressing the result as a percentage. An assumed investment of $10,000 was chosen because that approximates the size of a typical account. The account size used affects the performance figure because the Records Maintenance Charge is a fixed per account charge. Total return quotations for various periods are set forth in the table below.


The yield for the Kemper High Yield Subaccount is computed in accordance with a standard method prescribed by rules of the Securities and Exchange Commission. The yield for the Kemper High Yield Subaccount, based upon the one month period ended September 30, 1997, was 5.33%. The yield quotation is computed by dividing the net investment income per unit earned during the specified one month or 30-day period by the accumulation unit values on the last day of the period, according to the following formula that assumes a semi-annual reinvestment of income:

                 a - b
                -------
  YIELD = 2[(             +1)(6) - 1
                  cd

a = net dividends and interest earned during the period by the Fund attributable to the Subaccount

b = expenses accrued for the period (net of reimbursements)

c = the average daily number of Accumulation Units outstanding during the period

d = the Accumulation Unit value per unit on the last day of the period

The yield of each Subaccount reflects the deduction of all recurring fees and charges applicable to each Subaccount, but does not reflect the deduction of withdrawal charges or premium taxes.


The Kemper Money Market Subaccount's yield is computed in accordance with a standard method prescribed by rules of the Securities and Exchange Commission. Under that method, the current yield quotation is based on a seven-day period and computed as follows: the net change in the Accumulation Unit Value during the period is divided by the Accumulation Unit Value at the beginning of the period ("base period return") and the result is divided by 7 and multiplied by 365 and the current yield figure carried to the nearest one-hundredth of one percent. Realized capital gains or losses and unrealized appreciation or depreciation of the Account's portfolio are not included in the calculation. The Kemper Money Market Subaccount's yield for the seven-day period ended September 30, 1997 was 3.70% and average portfolio maturity was 21 days.



The Kemper Money Market Subaccount's effective yield is determined by taking the base period return (computed as described above) and calculating the effect of assumed compounding. The formula for the effective yield is: (base period return +1) (365) / (7) - 1. The Kemper Money Market Subaccount's effective yield for the seven day period ended September 30, 1997 was 3.77%.


In computing yield, the Separate Account follows certain standard accounting practices specified by Securities and Exchange Commission rules. These practices are not necessarily consistent with the accounting practices that the Separate Account uses in the preparation of its annual and semi-annual financial statements.

A Subaccount's performance quotations are based upon historical earnings and are not necessarily representative of future performance. The Subaccount's units are sold at Accumulation Unit value. Performance figures and Accumulation Unit value will fluctuate. Factors affecting a Subaccount's performance include general market conditions, operating expenses and investment management. Units of a Subaccount are redeemable at Accumulation Unit value, which may be more or less than original cost. The performance figures include the deduction of all expenses and fees, including a prorated portion of the Records Maintenance Charge. Redemptions within the first seven years after purchase may be subject to a Withdrawal Charge that ranges from 7% the first year to 0% after seven years. Yield, effective yield and total return do not reflect the effect of the Withdrawal Charge or premium taxes that may be imposed upon the redemption of units. Average annual total return reflects the effect of the applicable Withdrawal Charge (but not premium tax) that may be imposed at the end of the period in question.

Performance of the Subaccounts will vary from time to time, and these results are not necessarily representative of future results. The total return performance of each Subaccount is calculated for a specified period of time by assuming an initial Purchase Payment of $10,000 fully allocated to each Separate Account and the deduction of all expenses and fees, including a prorated portion of the $30 annual Records Maintenance Charge. No withdrawals are assumed. The percentage increases are determined by subtracting the initial Purchase Payment from the ending value and dividing the remainder by the beginning value.


Comparative information for certain Subaccounts with respect to the Dow Jones Industrial Average, the Standard & Poor's 500 Stock Index, the Consumer Price Index, the CDA Certificate of Deposit Index, the Lehman Brothers Government and Corporate Bond Index, the Salomon Brothers High Grade Corporate Bond Index and the Merrill Lynch Government/Corporate Master Index is also included. Comparative information may be shown for the Kemper International Subaccount with respect to the CDA Mutual Fund International Index and the Morgan Stanley Capital International Europe Australia Far East Index. The Kemper Total Return, Kemper Growth and Kemper Value+Growth Subaccounts are compared to, and the Kemper International Subaccount may be compared to, the Dow Jones Industrial Average and the Standard & Poor's 500 Stock Index because these indices are generally considered representative of the U. S. stock market in general. The Consumer Price Index is generally considered to be a measure of inflation and thus the performance of the Kemper Money Market, Kemper Total Return, Kemper High Yield, Kemper Growth and Kemper Value+Growth Subaccounts, the Janus Subaccounts, the Lexington Subaccounts and the Fidelity Subaccounts is compared to, and the Kemper International Subaccount may be compared to, that index. The Kemper High Yield Subaccount is compared to the Lehman Brothers Government and Corporate Bond Index, the Salomon Brothers High Grade Corporate Bond Index and the Merrill Lynch Government/Corporate Master Index because such indices are generally considered to represent the performance of intermediate and long term bonds during various market cycles. The Kemper Money Market Subaccount is also compared to the CDA Certificate of Deposit Index because certificates of deposit represent an alternative current income producing product. The Kemper International Subaccount may be compared to the CDA Mutual Fund--International Index because the index is a weighted performance average of other mutual funds that invest primarily in securities of foreign issuers. The Kemper International Subaccount also may be compared to the Morgan Stanley Capital International Europe Australia Far East Index because the index is an unmanaged index that is considered to be generally representative of major non-United States stock markets. The Janus Growth, Janus Worldwide Growth and Janus Balanced Subaccounts may also be compared to the Standard & Poor's Midcap Index, the Lehman Brothers Government/Corporate 1-3 Year Bond Index, the Lehman Brothers Long Government/Corporate Bond Index, the Russell 2000 Index, and the NASDAQ Composite Index. In addition, the Janus Worldwide Growth Subaccount's performance may also be compared to the Morgan Stanley International World Index. Please note the differences and similarities between the investments which a Subaccount may purchase and the investments measured by the indexes which are described below. In particular, it should be noted that certificates of deposit may offer fixed or variable yields and principal is guaranteed and may be insured. The units of the Subaccounts are not insured. Also, the value of the Subaccounts will fluctuate.

           TABLES OF HISTORICAL HYPOTHETICAL PERFORMANCE INFORMATION


The following tables reflect historical hypothetical performance information based on the performance of the underlying Funds from the inception date of each Fund. The Contracts were not offered during these periods but the performance information reflects the investment performance of the underlying Funds for the periods shown and the fees and charges under the Contracts. In the future, KILICO will provide performance information based on the inception date of the Contracts. An assumed Subaccount value of $25,000 was used to reflect the Records Maintenance Charge. Actual performance of the underlying Funds might have been altered by the additional investments under the Contracts. In addition, the past performance of the Funds is no indication of their future performance.



                                                          VALUES OF INITIAL
                                                          $10,000 INVESTMENT
                                                          IN SUBACCOUNTS--AS                      COMPARED TO
                                                         OF DECEMBER 31, 1996      -----------------------------------------
                                                      --------------------------   DOW JONES    STANDARD   CONSUMER
                                                      ENDING          PERCENTAGE   INDUSTRIAL   & POOR'S    PRICE      EAFE
TOTAL RETURN TABLE                                     VALUE           INCREASE    AVERAGE(1)    500(2)    INDEX(3)    (13)
------------------                                    ------          ----------   ----------   --------   --------    ----
KEMPER GROWTH SUBACCOUNT
  Life of Fund(4)...................................  $50,897           408.97%      411.74%     348.69%    57.47%    591.59%
  Ten years.........................................   33,926           239.26       240.11      205.88     43.68     131.08
  Five years........................................   17,227            72.27       103.49       77.60     15.11      50.25
  One year..........................................   11,987            19.87        26.01       20.26      3.31       6.36
KEMPER TOTAL RETURN SUBACCOUNT
  Life of Fund(5)...................................  $52,250           422.50%      698.69%     577.46%    68.11%    781.60%
  Ten years.........................................   26,908           169.08       240.11      205.88     43.68     131.08
  Five years........................................   14,179            41.79       103.49       77.60     15.11      50.25
  One year..........................................   11,478            14.78        26.01       20.26      3.31       6.36
KEMPER INTERNATIONAL SUBACCOUNT
  Life of Fund(13)..................................  $15,619            56.19%      101.50%      77.52%    15.11%     50.25%
  One year..........................................   11,421            14.21        26.01       20.26      3.31       6.36



                                                                                            COMPARED TO
                                          VALUES OF INITIAL        --------------------------------------------------------------
                                          $10,000 INVESTMENT                                SALOMON
                                          IN SUBACCOUNTS--AS                                 BROS.        LEHMAN        MERRILL
                                         OF DECEMBER 31, 1996                    CDA       HIGH GRADE      BROS.         LYNCH
                                      --------------------------   CONSUMER     CERT.        CORP.      GOVT./CORP.   GOVT./CORP.
                                      ENDING          PERCENTAGE    PRICE     OF DEPOSIT      BOND         BOND         MASTER
                     VALUE           INCREASE    INDEX(3)    INDEX(6)     INDEX(7)     INDEX(8)      INDEX(9)
                    ------          ----------   --------   ----------   ----------   -----------   -----------
KEMPER MONEY MARKET SUBACCOUNT
  Life of Fund(10)..................  $21,845           118.45%     68.11%        N/A*       570.60%      399.28%       398.53%
  Ten years.........................   15,353            53.53      43.68         N/A*       147.34       123.56        123.68
  Five years........................   11,462            14.62      15.11      22.57%         50.52        41.43         41.74
  One year..........................   10,356             3.56       3.31        4.98          1.39         2.90          2.91
KEMPER HIGH YIELD SUBACCOUNT
  Life of Fund(11)..................  $54,785           447.85%     68.11%        N/A*       570.60%      399.28%       398.53%
  Ten years.........................   25,173           151.73      43.68         N/A*       147.34       123.56        123.68
  Five years........................   17,289            72.89      15.11      22.57%         50.52        41.43         41.74
  One year..........................   11,236            12.36       3.31        4.98          1.39         2.90          2.91
KEMPER VALUE+GROWTH SUBACCOUNT
  Life of Fund......................  $11,355            13.55%

                                   VALUES OF
                                INITIAL $10,000
                                 INVESTMENT IN
                                 SUBACCOUNTS--                                       COMPARED TO
                                     AS OF           ----------------------------------------------------------------------------
                                  DECEMBER 31,        MORGAN                   LEHMAN         LEHMAN
                                      1996            STANLEY    STANDARD    BROS. LONG       BROS.
                              --------------------   INTERNAT.   & POOR'S    GOVT./CORP.   GOVT./CORP.     RUSSELL
                              ENDING    PERCENTAGE     WORLD      MIDCAP        BOND       1-3 YR. BOND     2000        NASDAQ
        TOTAL RETURN           VALUE     INCREASE    INDEX(15)   INDEX(16)    INDEX(17)     INDEX(18)     INDEX(19)   COMPOS.(20)
           TABLE              ------    ----------   ---------   ---------   -----------   ------------   ---------   -----------
JANUS GROWTH
  Life of Fund(14)..........  $15,665     56.65%       17.69%      17.95%       9.68%          8.27%        15.37%       22.83%
  One year..................   11,681     16.81
JANUS WORLDWIDE GROWTH
  Life of Fund(14)..........  $18,984     89.84%       17.69%      17.95%       9.68%          8.27%        15.37%       22.83%
  One year..................   12,724     27.24
JANUS BALANCED
  Life of Fund(14)..........  $14,971     49.71%       17.69%      17.95%       9.68%          8.27%        15.37%       22.83%
  One year..................   11,456     14.56
LEXINGTON NATURAL RESOURCES
  Life of Fund(14)..........  $14,896     48.96%       17.69%      17.95%       9.68%          8.27%        15.37%       22.83%
  Five years................   14,592     45.92
  One year..................   12,470     24.70
WARBURG PINCUS--POST VENTURE
  CAPITAL
  Life of Fund(21)..........  $ 9,726     (2.74)%
WARBURG PINCUS--SMALL
  COMPANY TRUST
  Life of Fund(22)..........  $13,955     39.55%
  One year..................   11,232     12.32%
WARBURG
  PINCUS--INTERNATIONAL
  EQUITY
  Life of Fund(22)..........  $11,242     12.42%
  One year..................   10,624      6.29



                                                                                                COMPARED TO
                                                                                 -----------------------------------------
                                                               AVERAGE ANNUAL                 STANDARD
                                                                TOTAL RETURN     DOW JONES    & POOR'S    CONSUMER
                    AVERAGE ANNUAL TOTAL                      (BASED ON $1,000   INDUSTRIAL   500 STOCK    PRICE     EAFE
                        RETURN TABLE                            INVESTMENT)      AVERAGE(1)   INDEX(2)    INDEX(3)   (12)
                    --------------------                      ----------------   ----------   ---------   --------   ----
KEMPER GROWTH SUBACCOUNT
  Life of Fund(4)...........................................       12.40%          13.31%       12.18%      3.54%    15.96%
  Ten years.................................................       11.98           13.02        11.83       3.69      8.74
  Five years................................................        9.91           15.26        12.17       2.85      8.48
  One year..................................................       13.34           26.01        20.26       3.31      6.36
KEMPER TOTAL RETURN SUBACCOUNT
  Life of Fund(5)...........................................       11.07%          15.04%       13.77%      3.57%    15.81%
  Ten years.................................................        9.41           13.02        11.83       3.69      8.74
  Five years................................................        5.70           15.26        12.17       2.85      8.48
  One year..................................................        8.50           26.01        20.26       3.31      6.36
KEMPER INTERNATIONAL SUBACCOUNT
  Life of Fund(13)..........................................        7.79%          15.02%       12.20%      2.86%     8.51%
  One year..................................................        7.97           26.01        20.26       3.31      6.36
KEMPER VALUE+GROWTH SUBACCOUNT
  Life of Fund(23)..........................................       11.41%

                                                                                          COMPARED TO
                                                                ---------------------------------------------------------------
                                                                                                   LEHMAN
                                           AVERAGE ANNUAL                     SALOMON BROS.         BROS.         MERRILL LYNCH
                                            TOTAL RETURN        CONSUMER       HIGH GRADE        GOVT./CORP.       GOVT./CORP.
          AVERAGE ANNUAL TOTAL            (BASED ON $1,000       PRICE         CORP. BOND           BOND             MASTER
              RETURN TABLE                  INVESTMENT)         INDEX(3)        INDEX(7)          INDEX(8)          INDEX(9)
          --------------------            ----------------      --------      -------------      -----------      -------------
KEMPER HIGH YIELD SUBACCOUNT
  Life of Fund(11)......................       11.42              3.57%           13.70%            11.46%            11.44%
  Ten years.............................        8.68              3.69             9.48              8.38              8.38
  Five years............................        9.99              2.85             8.52              7.18              7.22
  One year..............................        6.21              3.31             1.39              2.90              2.90



                                                                                     COMPARED TO
                                                     ---------------------------------------------------------------------------
                                                                                             LEHMAN
                                                      MORGAN                   LEHMAN         BROS.
                                   AVERAGE ANNUAL     STANLEY    STANDARD    BROS. LONG    GOVT./CORP.
                                    TOTAL RETURN     INTERNAT.   & POOR'S    GOVT./CORP.     1-3 YR.      RUSSELL
      AVERAGE ANNUAL TOTAL        (BASED ON $1,000     WORLD      MIDCAP        BOND          BOND         2000        NASDAQ
          RETURN TABLE              INVESTMENT)      INDEX(15)   INDEX(16)    INDEX(17)     INDEX(18)    INDEX(19)   COMPOS.(20)
      --------------------        ----------------   ---------   ---------   -----------   -----------   ---------   -----------
JANUS GROWTH SUBACCOUNT
  Life of Fund(14)..............        12.35%         13.43%      13.62%       7.41%         6.34%        11.70%       17.24%
  One year......................        10.43

JANUS WORLDWIDE GROWTH
  SUBACCOUNT
  Life of Fund(14)..............        19.12%         13.43%      13.62%       7.41%         6.34%        11.70%       17.24%
  One year......................        20.33

JANUS BALANCED SUBACCOUNT
  Life of Fund(14)..............        10.81%         13.43%      13.62%       7.41%         6.34%        11.70%       17.24%
  One year......................         8.30

LEXINGTON NATURAL RESOURCES
  SUBACCOUNT
  Life of Fund(14)..............         6.44%         13.43%      13.62%       7.41%         6.34%        11.70%       17.24%
  Five years....................         6.31
  One year......................        17.92

WARBURG PINCUS -- POST VENTURE
  CAPITAL SUBACCOUNT
  Life of Fund(21)..............      (27.66)%

WARBURG PINCUS -- SMALL COMPANY
  GROWTH SUBACCOUNT
  Life of Fund(22)..............        20.07%
  One year......................         6.17

WARBURG PINCUS -- INTERNATIONAL
  EQUITY SUBACCOUNT+
  Life of Fund(22)..............         3.97%
  One year......................         0.45



                     YIELD INFORMATION
                     -----------------
KEMPER HIGH YIELD SUBACCOUNT
  30 day period ended 9/30/97...............................             5.33%

KEMPER MONEY MARKET SUBACCOUNT
  7 day period ended 9/30/97................................             3.77%


 *  N/A Not Available

Information for the indices used for comparisons have been provided by the Funds and has not been independently verified.

(1) The Dow Jones Industrial Average is an unmanaged unweighted average of thirty blue chip industrial corporations listed on the New York Stock Exchange. Assumes reinvestment of dividends.

(2) The Standard & Poor's 500 Stock Index is an unmanaged weighted average of 500 stocks, over 95% of which are listed on the New York Stock Exchange. Assumes reinvestment of dividends.

(3) The Consumer Price Index, published by the U.S. Bureau of Labor Statistics, is a statistical measure of change, over time, in the prices of goods and services in major expenditure groups.


(4) From December 9, 1983 to December 31, 1996.



(5) From March 5, 1982 to December 31, 1996.


(6) The CDA Certificate of Deposit Index is provided by CDA Investment Technologies, Inc., Silver Spring, Maryland, and is based upon a statistical sampling of the yield of 30-day certificates of deposit of major commercial banks. Yield is based upon a monthly compounding of interest.

(7) The Salomon Brothers High Grade Corporate Bond Index is on a total return basis with all dividends reinvested and is comprised of high grade long-term industrial and utility bonds rated in the top two rating categories.

(8) The Lehman Brothers Government/Corporate Bond Index is on a total return basis and is comprised of all publicly issued, non-convertible, domestic debt of the U.S. Government or any agency thereof, quasi-Federal corporation, or corporate debt guaranteed by the U.S. Government and all publicly issued, fixed-rate, non-convertible, domestic debt of the three major corporate classifications: industrial, utility, and financial. Only notes and bonds with a minimum outstanding principal amount of $1,000,000 and a minimum of one year are included. Bonds included must have a rating of at least Baa by Moody's Investors Service, BBB by Standard & Poor's Corporation or in the case of bank bonds not rated by either Moody's or Standard & Poor's, BBB by Fitch Investors Service.

(9) The Merrill Lynch Government/Corporate Master Index is based upon the total return with all dividends reinvested of 4,000 corporate and 300 government bonds issued with an intermediate average maturity and an average quality rating of Aa (Moody's Investors Service, Inc.) /AA (Standard & Poor's Corporation).


(10) From March 5, 1982 to December 31, 1996.



(11) From March 5, 1982 to December 31, 1996.



(12) EAFE is the Morgan Stanley Capital International Europe, Australia, Far East index. This index is an unmanaged index that is considered to be generally representative of major non-United States stock markets.



(13) From January 6, 1992 to December 31, 1996.



(14) From September 15, 1995 to December 31, 1996.



(15) The Morgan Stanley International World Index is an arithmetic, market value-weighted average of the performance of over 1,470 securities listed on the stock exchanges of Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Hong Kong, Italy, Japan, Netherlands, New Zealand, Norway, Singapore/Malaysia, South Africa Gold, Spain, Switzerland, United Kingdom, and the United States. The Index is calculated on a total return basis, which includes reinvestment of gross dividends before deduction of withholding taxes. The index covers about 60% of the issues listed on the exchanges of the countries included.



(16) The Standard & Poor's Midcap 400 Index is a capitalization-weighted index that measures the performance of the mid-range sector of the U.S. stock market where the median market capitalization is approximately $700 million. The index was developed with a base level of 100 as of December 31, 1990.



(17) The Lehman Brothers Long Government/Corporate Bond Index is composed of all bonds covered by the Lehman Brothers Government/Corporate Bond Index with maturities of 10 years or greater. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indexes are balanced monthly by market capitalization.



(18) The Lehman Brothers Government/Corporate 1-3 Year Bond Index is composed of all bonds covered by the Lehman Brothers Government/Corporate Bond Index with maturities between one and three years.



(19) The Russell 2000 Index is comprised of the smallest 2000 companies in the Russell 3000 Index, representing approximately 11% of the Russell 3000 total market capitalization. The index was developed with a base value of 135.00 as of December 31, 1986.



(20) The NASDAQ Composite Index is a broad-based capitalization-weighted index of all NASDAQ stocks. The index was developed with a base level of 100 as of February 5, 1971.



(21) From September 30, 1996 to December 31, 1996.



(22) From June 30, 1995 to December 31, 1996.



(23) From May 1, 1996 to December 31, 1996.

The following tables illustrate an assumed $10,000 investment in shares of certain Subaccounts. The ending value does not include the effect of the applicable Withdrawal Charge that may be imposed at the end of the period, and thus may be higher than if such charge were deducted. Each table covers the period from the inception date of each Fund to December 31, 1996. The Contracts were not offered during these periods. In the future, KILICO will provide performance information based on the inception date of the Contracts.

--------------------------------------------------------------------------------


          KEMPER TOTAL RETURN SUBACCOUNT
YEAR
ENDED                                       TOTAL
12/31                                       VALUE
-----                                       -----
1982    ..............................     $12,349
1983    ..............................      14,345
1984    ..............................      13,463
1985    ..............................      17,085
1986    ..............................      19,418
1987    ..............................      19,285
1988    ..............................      21,323
1989    ..............................      26,105
1990    ..............................      27,058
1991    ..............................      36,849
1992    ..............................      36,965
1993    ..............................      40,898
1994    ..............................      36,334
1995    ..............................      45,524
1996    ..............................      52,250



           KEMPER HIGH YIELD SUBACCOUNT
YEAR
ENDED                                       TOTAL
12/31                                       VALUE
-----                                       -----
1982    ...............................    $12,371
1983    ...............................     14,016
1984    ...............................     15,579
1985    ...............................     18,723
1986    ...............................     21,764
1987    ...............................     22,746
1988    ...............................     26,015
1989    ...............................     25,340
1990    ...............................     21,130
1991    ...............................     31,688
1992    ...............................     36,828
1993    ...............................     43,613
1994    ...............................     42,088
1995    ...............................     48,758
1996    ...............................     54,785



         KEMPER INTERNATIONAL SUBACCOUNT
YEAR
ENDED                                       TOTAL
12/31                                       VALUE
-----                                       -----
1992    ...............................    $ 9,796
1993    ...............................     12,844
1994    ...............................     12,209
1995    ...............................     13,676
1996    ...............................     15,619



             KEMPER GROWTH SUBACCOUNT
YEAR
ENDED                                       TOTAL
12/31                                       VALUE
-----                                       -----
1983    ...............................    $10,291
1984    ...............................     11,258
1985    ...............................     13,911
1986    ...............................     15,002
1987    ...............................     15,058
1988    ...............................     14,920
1989    ...............................     18,893
1990    ...............................     18,755
1991    ...............................     29,545
1992    ...............................     30,192
1993    ...............................     34,152
1994    ...............................     32,003
1995    ...............................     42,595
1996    ...............................     50,897



          KEMPER MONEY MARKET SUBACCOUNT
YEAR
ENDED                                       TOTAL
12/31                                       VALUE
-----                                       -----
1982    ...............................    $10,764
1983    ...............................     11,601
1984    ...............................     12,666
1985    ...............................     13,521
1986    ...............................     14,229
1987    ...............................     14,968
1988    ...............................     15,874
1989    ...............................     17,094
1990    ...............................     18,241
1991    ...............................     19,058
1992    ...............................     19,445
1993    ...............................     19,731
1994    ...............................     20,240
1995    ...............................     21,094
1996    ...............................     21,845



          KEMPER VALUE+GROWTH SUBACCOUNT
 4/8                                         TOTAL
12/31                                        VALUE
-----                                        -----
1996    ................................    $11,355

                   JANUS GROWTH
YEAR
ENDED                                      TOTAL
12/31                                      VALUE
-----                                      -----
1993    ................................  10,307
1994    ................................  10,446
1995    ................................  13,411
1996    ................................  15,665

              JANUS WORLDWIDE GROWTH
YEAR
ENDED                                      TOTAL
12/31                                      VALUE
----                                       -----
1993    ................................  11,861
1994    ................................  11,877
1995    ................................  14,920
1996    ................................  18,984
       WARBURG PINCUS POST VENTURE CAPITAL
YEAR
ENDED                                      TOTAL
12/31                                      VALUE
----                                       -----
1996    ................................   9,726
       WARBURG PINCUS INTERNATIONAL EQUITY
YEAR
ENDED                                      TOTAL
12/31                                      VALUE
----                                       -----
1995    ................................  10,576
1996    ................................  11,242
                  JANUS BALANCED
YEAR
ENDED                                      TOTAL
12/31                                      VALUE
----                                       -----
1993    ................................  10,676
1994    ................................  10,618
1995    ................................  13,068
1996    ................................  14,971
           LEXINGTON NATURAL RESOURCES
YEAR
ENDED                                      TOTAL
12/31                                      VALUE
----                                       -----
1991    ................................  10,208
1992    ................................  10,391
1993    ................................  11,365
1994    ................................  10,605
1995    ................................  11,945
1996    ................................  14,896
       WARBURG PINCUS SMALL COMPANY GROWTH
YEAR
ENDED                                      TOTAL
12/31                                      VALUE
----                                       -----
1995    ................................  12,424
1996    ................................  13,955



TAX-DEFERRED ACCUMULATION


                                                                 NON-QUALIFIED
                                                                    ANNUITY                   CONVENTIONAL
                                                            AFTER-TAX CONTRIBUTIONS           SAVINGS PLAN
                                                           AND TAX-DEFERRED EARNINGS.           AFTER-TAX
                                                        --------------------------------      CONTRIBUTIONS
                                                                           TAXABLE LUMP        AND TAXABLE
                                                        NO WITHDRAWALS    SUM WITHDRAWAL        EARNINGS.
                                                        --------------    --------------      -------------
10 Years..........................................         $107,946          $ 86,448            $ 81,693
20 Years..........................................          233,048           165,137             133,476
30 Years..........................................          503,133           335,021             218,082

This chart compares the accumulation of a $50,000 initial investment into a Non-Qualified Annuity and a Conventional Savings Plan. Contributions to the Non-Qualified Annuity and the Conventional Savings Plan are made after-tax. Only the gain in the Non-Qualified Annuity will be subject to income tax in a taxable lump sum withdrawal. The chart assumes a 37.1% federal marginal tax rate and an 8% annual return. The 37.1% federal marginal tax is based on a marginal tax rate of 36%, representative of the target market, adjusted to reflect a decrease of $3 of itemized deductions for each $100 of income over $117,950. Tax rates are subject to change as is the tax-deferred treatment of the Contracts. Income on Non-Qualified Annuities is taxed as ordinary income upon withdrawal. A 10% tax penalty may apply to early withdrawals. See "Federal Income Taxes" in the prospectus. The chart does not reflect the following annuity charges and expenses: 1.25% mortality and expense risk; .10% administration charges; 7% maximum deferred withdrawal charge; and $30 annual records maintenance charge. The tax-deferred accumulation would be reduced if these charges were reflected. No implication is intended by the use of these assumptions that the return shown is guaranteed in any way or that the return shown represents an average or expected rate of return over the period of the Contracts. [IMPORTANT--THIS IS NOT AN ILLUSTRATION OF YIELD OR RETURN].

Unlike savings plans, contributions to Non-Qualified Annuities provide tax-deferred treatment on earnings. In addition, contributions to tax-deferred retirement annuities are not subject to current tax in the year of contribution. When monies are received from a Non-Qualified Annuity (and you have many different options on how you receive your funds), they are subject to income tax. At the time of receipt, if the person receiving the monies is retired, not working or has additional tax exemptions, these monies may be taxed at a lesser rate.

                                STATE REGULATION

KILICO is subject to the laws of Illinois governing insurance companies and to regulation by the Illinois Department of Insurance. An annual statement in a prescribed form is filed with the Illinois Department of Insurance each year. KILICO's books and accounts are subject to review by the Department of Insurance at all times, and a full examination of its operations is conducted periodically. Such regulation does not, however, involve any supervision of management or investment practices or policies. In addition, KILICO is subject to regulation under the insurance laws of other jurisdictions in which it may operate.

                                    EXPERTS


The statements of assets and liabilities and contract owners' equity of the Separate Account as of December 31, 1996 and the related statements of operations for the year then ended, and the statements of changes in contract owners' equity for the years ended December 31, 1996 and 1995 have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.


                              FINANCIAL STATEMENTS


This Statement of Additional Information contains financial statements for the Separate Account which reflect assets attributable to other variable annuity contracts offered by KILICO through the Separate Account. As of the date of this Statement of Additional Information, no assets attributable to the Contracts are reflected as the Contracts were not offered prior to such date. In addition, the financial statements for the Separate Account reflect Subaccounts that are not available under the Contracts.

                          INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS
KEMPER INVESTORS LIFE INSURANCE COMPANY:

We have audited the accompanying statements of assets and liabilities and contract owners' equity of the Money Market Subaccount, Money Market Subaccount #2, Total Return Account, High Yield Subaccount, Growth Subaccount, Government Securities Subaccount, International Subaccount, Small Cap Growth Subaccount, Investment Grade Bond Subaccount, Value Subaccount, Small Cap Value Subaccount, Value+ Growth Subaccount, Horizon 20+ Subaccount, Horizon 10+ Subaccount, and Horizon 5 Subaccount (investment options within the Investors Fund Series), Short-Term Bond Subaccount, Growth Subaccount, Aggressive Growth Subaccount, Worldwide Growth Subaccount, and Balanced Subaccount (investment options within the Janus Aspen Series) Natural Resources Subaccount, Emerging Markets Subaccount (investment options within the Lexington Funds), Equity Income Subaccount, Growth Subaccount, Asset Manager Subaccount, Index 500 Subaccount, Contrafund Subaccount (investment options within the Fidelity VIP Funds) of KILICO Variable Annuity Separate Account (the Account) as of December 31, 1996 and the related statements of operations for the year then ended, and the statements of changes in contract owners' equity for each of the years in the two-year period then ended. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of investments owned at December 31, 1996 by correspondence with transfer agents. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the subaccounts of KILICO Variable Annuity Separate Account at December 31, 1996 and the results of their operations, and changes in their contract owners' equity for the periods stated in the first paragraph above, in conformity with generally accepted accounting principles.

                                       KPMG Peat Marwick LLP

Chicago, Illinois
March 26, 1997

                               ------------------
                            THIS PAGE INTENTIONALLY
                                   LEFT BLANK
                               ------------------

KILICO VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENTS OF ASSETS AND LIABILITIES AND CONTRACT OWNERS' EQUITY

DECEMBER 31, 1996
(IN THOUSANDS)

                                                                   INVESTORS FUND SERIES
                                       ------------------------------------------------------------------------------
                                         MONEY          MONEY         TOTAL         HIGH                   GOVERNMENT
                                         MARKET        MARKET         RETURN       YIELD        GROWTH     SECURITIES
                                       SUBACCOUNT   SUBACCOUNT #2   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT
                                       ----------   -------------   ----------   ----------   ----------   ----------
ASSETS
  Investments in underlying portfolio
    funds, at current values.........   $59,117         8,476        693,657      286,846      484,754       79,836
  Dividends and other receivables....       296            19             19            2            2           --
                                        -------         -----        -------      -------      -------       ------
         Total assets................    59,413         8,495        693,676      286,848      484,756       79,836
                                        -------         -----        -------      -------      -------       ------
LIABILITIES AND CONTRACT OWNERS'
  EQUITY
  Liabilities:
    Mortality and expense risk and
      administrative charges.........        65            --          2,187          304          520           87
    Other............................        --            --             78           47           42           62
                                        -------         -----        -------      -------      -------       ------
         Total liabilities...........        65            --          2,265          351          562          149
                                        -------         -----        -------      -------      -------       ------
  Contract owners' equity............   $59,348         8,495        691,411      286,497      484,194       79,687
                                        =======         =====        =======      =======      =======       ======
ANALYSIS OF CONTRACT OWNERS' EQUITY
  Excess (deficiency) of proceeds
    from units sold over payments for
    units redeemed...................    (7,586)        7,692        273,270      105,550      234,859       51,794
  Accumulated net investment income
    (loss)...........................    66,934           803        203,402      161,848       97,528       25,750
  Accumulated net realized gain
    (loss) on sales of investments...        --            --         66,834          891       47,242        1,157
  Unrealized appreciation of
    investments......................        --            --        147,905       18,208      104,565          986
                                        -------         -----        -------      -------      -------       ------
  Contract owners' equity............   $59,348         8,495        691,411      286,497      484,194       79,687
                                        =======         =====        =======      =======      =======       ======

See accompanying notes to financial statements.

                                                    INVESTORS FUND SERIES
    ---------------------------------------------------------------------------------------------------------------------
                    SMALL CAP    INVESTMENT                SMALL CAP      VALUE+      HORIZON      HORIZON
    INTERNATIONAL     GROWTH     GRADE BOND     VALUE        VALUE        GROWTH        20+          10+       HORIZON 5
     SUBACCOUNT     SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT
    -------------   ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
       163,108        68,928       1,975        20,977       12,986       10,003       3,532        5,688        2,482
             2            --          --             4           --            2           1            1           --
       -------        ------       -----        ------       ------       ------       -----        -----        -----
       163,110        68,928       1,975        20,981       12,986       10,005       3,533        5,689        2,482
       -------        ------       -----        ------       ------       ------       -----        -----        -----
           178            72           2            20           13           10           3            5            2
            24             6         100           102          102          100         100          100          100
       -------        ------       -----        ------       ------       ------       -----        -----        -----
           202            78         102           122          115          110         103          105          102
       -------        ------       -----        ------       ------       ------       -----        -----        -----
       162,908        68,850       1,873        20,859       12,871        9,895       3,430        5,584        2,380
       =======        ======       =====        ======       ======       ======       =====        =====        =====
       123,259        52,058       1,852        19,213       12,229        9,229       3,184        5,238        2,268
         1,147            27         (11)          (77)         (44)         (63)        (28)         (30)         (14)
         8,369         2,894           2            12          (51)          (1)         16            9            1
        30,133        13,871          30         1,711          737          730         258          367          125
       -------        ------       -----        ------       ------       ------       -----        -----        -----
       162,908        68,850       1,873        20,859       12,871        9,895       3,430        5,584        2,380
       =======        ======       =====        ======       ======       ======       =====        =====        =====

KILICO VARIABLE ANNUITY SEPARATE ACCOUNT

DECEMBER 31, 1996
(IN THOUSANDS)

                                                                           JANUS ASPEN SERIES
                                                     --------------------------------------------------------------
                                                     SHORT-TERM                AGGRESSIVE   WORLDWIDE
                                                        BOND        GROWTH       GROWTH       GROWTH      BALANCED
                                                     SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT
                                                     ----------   ----------   ----------   ----------   ----------
ASSETS
  Investments in underlying portfolio funds, at
    current values.................................     $745        17,676       19,252       31,880        6,235
  Dividends and other receivables..................       --             1           --            1           --
                                                        ----        ------       ------       ------       ------
         Total assets..............................      745        17,677       19,252       31,881        6,235
                                                        ----        ------       ------       ------       ------
LIABILITIES AND CONTRACT OWNERS' EQUITY
  Liabilities:
    Mortality and expense risk and administrative
      charges......................................        1            19           19           33            6
    Other..........................................       --            --            1           --           --
                                                        ----        ------       ------       ------       ------
         Total liabilities.........................        1            19           20           33            6
                                                        ----        ------       ------       ------       ------
  Contract owners' equity..........................     $744        17,658       19,232       31,848        6,229
                                                        ====        ======       ======       ======       ======
ANALYSIS OF CONTRACT OWNERS' EQUITY
  Excess of proceeds from units sold over payments
    for units redeemed.............................      724        16,145       19,029       28,936        5,588
  Accumulated net investment income (loss).........       26           239          (45)         107           78
  Accumulated net realized gain (loss) on sales of
    investments....................................       (4)           74          408           64           89
  Unrealized appreciation (depreciation) of
    investments....................................       (2)        1,200         (160)       2,741          474
                                                        ----        ------       ------       ------       ------
  Contract owners' equity..........................     $744        17,658       19,232       31,848        6,229
                                                        ====        ======       ======       ======       ======

See accompanying notes to financial statements.

         LEXINGTON FUNDS                                          FIDELITY VIP FUNDS
     -----------------------                --------------------------------------------------------------
      NATURAL      EMERGING                   EQUITY                    ASSET
     RESOURCES     MARKETS                    INCOME       GROWTH      MANAGER     INDEX 500    CONTRAFUND
     SUBACCOUNT   SUBACCOUNT                SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT
     ----------   ----------                ----------   ----------   ----------   ----------   ----------
       4,955        5,273                     6,271        4,080        1,004        5,725        8,819
          --           --                        --           --           --           --           --
       -----        -----                     -----        -----        -----        -----        -----
       4,955        5,273                     6,271        4,080        1,004        5,725        8,819
       -----        -----                     -----        -----        -----        -----        -----
           5            5                         7            4            1            6           10
          --           --                        --           --           --           --           --
       -----        -----                     -----        -----        -----        -----        -----
           5            5                         7            4            1            6           10
       -----        -----                     -----        -----        -----        -----        -----
       4,950        5,268                     6,264        4,076        1,003        5,719        8,809
       =====        =====                     =====        =====        =====        =====        =====
       4,320        5,379                     5,886        3,976          935        5,345        8,129
         (22)         (55)                      (33)         (21)          (7)         (42)         (43)
          60           71                        13           (1)          12           24           15
         592         (127)                      398          122           63          392          708
       -----        -----                     -----        -----        -----        -----        -----
       4,950        5,268                     6,264        4,076        1,003        5,719        8,809
       =====        =====                     =====        =====        =====        =====        =====

KILICO VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 1996
(IN THOUSANDS)

                                                                     INVESTORS FUND SERIES
                                         ------------------------------------------------------------------------------
                                           MONEY          MONEY         TOTAL                                GOVERNMENT
                                           MARKET        MARKET         RETURN     HIGH YIELD     GROWTH     SECURITIES
                                         SUBACCOUNT   SUBACCOUNT #2   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT
                                         ----------   -------------   ----------   ----------   ----------   ----------
Dividends and capital gains
  distributions........................    $3,384          243          43,040       24,635       63,740        6,220
Expenses:
  Mortality and expense risk and
    administrative charges.............       891           --           9,244        3,534        6,193        1,238
                                           ------          ---          ------       ------       ------       ------
Net investment income (loss)...........     2,493          243          33,796       21,101       57,547        4,982
                                           ------          ---          ------       ------       ------       ------
Net realized and unrealized gain (loss)
  on investments:
  Net realized gain (loss) on sales of
    investments........................        --           --          17,341        4,321       11,516          117
  Change in unrealized appreciation
    (depreciation) of investments......        --           --          42,597        5,924       10,026       (4,343)
                                           ------          ---          ------       ------       ------       ------
Net realized and unrealized gain (loss)
  on investments.......................        --           --          59,938       10,245       21,542       (4,226)
                                           ------          ---          ------       ------       ------       ------
Net increase in contract owners' equity
  resulting from operations............    $2,493          243          93,734       31,346       79,089          756
                                           ======          ===          ======       ======       ======       ======

---------------
(a) For the period from May 1, 1996 (commencement of operations) to December 31, 1996.

See accompanying notes to financial statements.

                                              INVESTORS FUND SERIES
    ----------------------------------------------------------------------------------------------------------
                    SMALL CAP     INVESTMENT                       SMALL CAP
    INTERNATIONAL     GROWTH      GRADE BOND         VALUE           VALUE       VALUE+GROWTH     HORIZON 20+
     SUBACCOUNT     SUBACCOUNT   SUBACCOUNT(A)   SUBACCOUNT(A)   SUBACCOUNT(A)   SUBACCOUNT(A)   SUBACCOUNT(A)
    -------------   ----------   -------------   -------------   -------------   -------------   -------------
        3,133          1,209           --               --             --              --              --
        2,191            731           11               77             44              63              28
       ------         ------          ---            -----            ---             ---             ---
          942            478          (11)             (77)           (44)            (63)            (28)
       ------         ------          ---            -----            ---             ---             ---
        5,409          2,710            2               12            (51)             (1)             16
       14,729          8,276           30            1,711            737             730             258
       ------         ------          ---            -----            ---             ---             ---
       20,138         10,986           32            1,723            686             729             274
       ------         ------          ---            -----            ---             ---             ---
       21,080         11,464           21            1,646            642             666             246
       ======         ======          ===            =====            ===             ===             ===

         INVESTORS FUND SERIES
     -----------------------------

      HORIZON 10+      HORIZON 5
     SUBACCOUNT(A)   SUBACCOUNT(A)
     -------------   -------------
           --              --
           30              14
          ---             ---
          (30)            (14)
          ---             ---
            9               1
          367             125
          ---             ---
          376             126
          ---             ---
          346             112
          ===             ===

KILICO VARIABLE ANNUITY SEPARATE ACCOUNT

FOR THE YEAR ENDED DECEMBER 31, 1996
(IN THOUSANDS)

                                                               JANUS ASPEN SERIES
                                         --------------------------------------------------------------
                                           SHORT-
                                            TERM                   AGGRESSIVE
                                            BOND        GROWTH       GROWTH     WORLDWIDE     BALANCED
                                         SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT
                                         ----------   ----------   ----------   ----------   ----------
Dividends and capital gains
  distributions........................     $30           352          104          311         124
Expenses:
  Mortality and expense risk and
    administrative charges.............       7           152          155          205          57
                                            ---         -----         ----        -----         ---
Net investment income (loss)...........      23           200          (51)         106          67
                                            ---         -----         ----        -----         ---
Net realized and unrealized gain (loss)
  on investments:
  Net realized gain (loss) on sales of
    investments........................      (4)           74          408           64          89
  Change in unrealized appreciation
    (depreciation) of investments......      --         1,182         (267)       2,686         415
                                            ---         -----         ----        -----         ---
Net realized and unrealized gain (loss)
  on investments.......................      (4)        1,256          141        2,750         504
                                            ---         -----         ----        -----         ---
Net increase (decrease) in contract
  owners' equity resulting from
  operations...........................     $19         1,456           90        2,856         571
                                            ===         =====         ====        =====         ===

---------------
(a) For the period from May 1, 1996 (commencement of operations) to December 31, 1996.

See accompanying notes to financial statements.

        LEXINGTON FUNDS                                                 FIDELITY VIP FUNDS
    -----------------------                -----------------------------------------------------------------------------
     NATURAL      EMERGING
    RESOURCES     MARKETS                  EQUITY INCOME      GROWTH       ASSET MANAGER     INDEX 500        CONTRA
    SUBACCOUNT   SUBACCOUNT                SUBACCOUNT(A)   SUBACCOUNT(A)   SUBACCOUNT(A)   SUBACCOUNT(A)   SUBACCOUNT(A)
    ----------   ----------                -------------   -------------   -------------   -------------   -------------
        16            --                         --              --              --              --              --
        39            61                         33              21               7              42              43
       ---          ----                        ---             ---             ---             ---             ---
       (23)          (61)                       (33)            (21)             (7)            (42)            (43)
       ---          ----                        ---             ---             ---             ---             ---
        60            71                         13              (1)             12              24              15
       570          (138)                       398             122              63             392             708
       ---          ----                        ---             ---             ---             ---             ---
       630           (67)                       411             121              75             416             723
       ---          ----                        ---             ---             ---             ---             ---
       607          (128)                       378             100              68             374             680
       ===          ====                        ===             ===             ===             ===             ===

KILICO VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENTS OF CHANGES IN CONTRACT OWNERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 1996
(IN THOUSANDS)

                                                                                 INVESTORS FUND SERIES
                                                     ------------------------------------------------------------------------------
                                                       MONEY          MONEY         TOTAL                                GOVERNMENT
                                                       MARKET        MARKET         RETURN     HIGH YIELD     GROWTH     SECURITIES
                                                     SUBACCOUNT   SUBACCOUNT #2   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT
                                                     ----------   -------------   ----------   ----------   ----------   ----------
Operations:
  Net investment income (loss).....................   $  2,493          243         33,796       21,101       57,547        4,982
  Net realized gain (loss) on sales of
    investments....................................         --           --         17,341        4,321       11,516          117
  Change in unrealized appreciation (depreciation)
    of investments.................................         --           --         42,597        5,924       10,026       (4,343)
                                                      --------       ------        -------      -------      -------      -------
    Net increase in contract owners' equity
      resulting from operations....................      2,493          243         93,734       31,346       79,089          756
                                                      --------       ------        -------      -------      -------      -------
Account unit transactions:
  Proceeds from units sold.........................     22,801       12,928         47,161       36,482       43,192        7,926
  Net transfers (to) from affiliate and
    subaccounts....................................     (7,498)      (6,807)       (27,829)      (7,862)      (9,293)      (9,264)
  Payments for units redeemed......................    (16,282)        (184)       (78,322)     (28,503)     (41,011)     (10,724)
                                                      --------       ------        -------      -------      -------      -------
    Net increase (decrease) in contract owners'
      equity from account unit transactions........       (979)       5,937        (58,990)         117       (7,112)     (12,062)
                                                      --------       ------        -------      -------      -------      -------
Total increase (decrease) in contract owners'
  equity...........................................      1,514        6,180         34,744       31,463       71,977      (11,306)
  Beginning of period..............................     57,834        2,315        656,667      255,034      412,217       90,993
                                                      --------       ------        -------      -------      -------      -------
  End of period....................................   $ 59,348        8,495        691,411      286,497      484,194       79,687
                                                      ========       ======        =======      =======      =======      =======

---------------
(a) For the period from May 1, 1996 (commencement of operations) to December 31, 1996.

See accompanying notes to financial statements.

                                              INVESTORS FUND SERIES
    ----------------------------------------------------------------------------------------------------------
                    SMALL CAP     INVESTMENT                       SMALL CAP        VALUE +
    INTERNATIONAL     GROWTH      GRADE BOND         VALUE           VALUE          GROWTH        HORIZON 20+
     SUBACCOUNT     SUBACCOUNT   SUBACCOUNT(A)   SUBACCOUNT(A)   SUBACCOUNT(A)   SUBACCOUNT(A)   SUBACCOUNT(A)
    -------------   ----------   -------------   -------------   -------------   -------------   -------------
           942           478           (11)            (77)            (44)            (63)            (28)
         5,409         2,710             2              12             (51)             (1)             16
        14,729         8,276            30           1,711             737             730             258
       -------        ------         -----          ------          ------           -----           -----
        21,080        11,464            21           1,646             642             666             246
       -------        ------         -----          ------          ------           -----           -----
        20,272        13,879         1,262           9,908           6,111           6,223           2,580
           819        11,423           632           9,522           6,244           3,214             620
       (13,606)       (3,253)          (42)           (217)           (126)           (208)            (16)
       -------        ------         -----          ------          ------           -----           -----
         7,485        22,049         1,852          19,213          12,229           9,229           3,184
       -------        ------         -----          ------          ------           -----           -----
        28,565        33,513         1,873          20,859          12,871           9,895           3,430
       134,343        35,337            --              --              --              --              --
       -------        ------         -----          ------          ------           -----           -----
       162,908        68,850         1,873          20,859          12,871           9,895           3,430
       =======        ======         =====          ======          ======           =====           =====

         INVESTORS FUND SERIES
     -----------------------------

      HORIZON 10+      HORIZON 5
     SUBACCOUNT(A)   SUBACCOUNT(A)
     -------------   -------------
           (30)            (14)
             9               1
           367             125
         -----           -----
           346             112
         -----           -----
         4,108           1,453
         1,206             887
           (76)            (72)
         -----           -----
         5,238           2,268
         -----           -----
         5,584           2,380
            --              --
         -----           -----
         5,584           2,380
         =====           =====

KILICO VARIABLE ANNUITY SEPARATE ACCOUNT

FOR THE YEAR ENDED DECEMBER 31, 1996
(IN THOUSANDS)

                                                                                    JANUS ASPEN SERIES
                                                             -----------------------------------------------------------------
                                                               SHORT-
                                                                TERM                      AGGRESSIVE   WORLDWIDE
                                                                BOND         GROWTH         GROWTH       GROWTH      BALANCED
                                                             SUBACCOUNT    SUBACCOUNT     SUBACCOUNT   SUBACCOUNT   SUBACCOUNT
                                                             ----------   -------------   ----------   ----------   ----------
Operations:
  Net investment income (loss).............................     $ 23            200            (51)         106          67
  Net realized gain (loss) on sales of investments.........       (4)            74            408           64          89
  Change in unrealized appreciation (depreciation) of
    investments............................................       --          1,182           (267)       2,686         415
                                                                ----         ------         ------       ------       -----
    Net increase (decrease) in contract owners' equity
      resulting from operations............................       19          1,456             90        2,856         571
                                                                ----         ------         ------       ------       -----
Account unit transactions:
  Proceeds from units sold.................................      127          3,853          4,122        6,384       1,760
  Net transfers (to) from affiliate and subaccounts........      489         10,206         13,087       21,474       2,401
  Payments for units redeemed..............................      (48)          (445)          (335)        (477)       (400)
                                                                ----         ------         ------       ------       -----
    Net increase in contract owners' equity from account
      unit transactions....................................      568         13,614         16,874       27,381       3,761
                                                                ----         ------         ------       ------       -----
Total increase in contract owners' equity..................      587         15,070         16,964       30,237       4,332
  Beginning of period......................................      157          2,588          2,268        1,611       1,897
                                                                ----         ------         ------       ------       -----
  End of period............................................     $744         17,658         19,232       31,848       6,229
                                                                ====         ======         ======       ======       =====

---------------
(a) For the period from May 1, 1996 (commencement of operations) to December 31, 1996.

See accompanying notes to financial statements.

        LEXINGTON FUNDS                                    FIDELITY VIP FUNDS
    -----------------------   -----------------------------------------------------------------------------
     NATURAL      EMERGING       EQUITY                           ASSET
    RESOURCES     MARKETS        INCOME          GROWTH          MANAGER        INDEX 500        CONTRA
    SUBACCOUNT   SUBACCOUNT   SUBACCOUNT(A)   SUBACCOUNT(A)   SUBACCOUNT(A)   SUBACCOUNT(A)   SUBACCOUNT(A)
    ----------   ----------   -------------   -------------   -------------   -------------   -------------
        (23)         (61)           (33)            (21)             (7)            (42)            (43)
         60           71             13              (1)             12              24              15
        570         (138)           398             122              63             392             708
      -----        -----          -----           -----           -----           -----           -----
        607         (128)           378             100              68             374             680
      -----        -----          -----           -----           -----           -----           -----
        593        1,057          1,035             998              61             763           1,565
      3,294        3,734          5,040           3,000           1,055           4,601           6,767
       (292)        (191)          (189)            (22)           (181)            (19)           (203)
      -----        -----          -----           -----           -----           -----           -----
      3,595        4,600          5,886           3,976             935           5,345           8,129
      -----        -----          -----           -----           -----           -----           -----
      4,202        4,472          6,264           4,076           1,003           5,719           8,809
        748          796             --              --              --              --              --
      -----        -----          -----           -----           -----           -----           -----
      4,950        5,268          6,264           4,076           1,003           5,719           8,809
      =====        =====          =====           =====           =====           =====           =====

KILICO VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENTS OF CHANGES IN CONTRACT OWNERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 1995
(IN THOUSANDS)

                                                  INVESTORS FUND SERIES
                      ------------------------------------------------------------------------------
                        MONEY          MONEY         TOTAL                                GOVERNMENT
                        MARKET        MARKET         RETURN     HIGH YIELD     GROWTH     SECURITIES
                      SUBACCOUNT   SUBACCOUNT #2   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT
                      ----------   -------------   ----------   ----------   ----------   ----------
Operations:
  Net investment
    income (loss)...   $  2,985          140           9,834       18,691      20,654        4,658
  Net realized gain
    (loss) on sales
    of
    investments.....         --           --           5,320        1,290       5,966           (1)
  Change in
    unrealized
    appreciation of
    investments.....         --           --         119,468       15,252      67,323       10,500
                       --------       ------        --------     --------     -------      -------
      Net increase
        in contract
        owners'
        equity
        resulting
        from
       operations...      2,985          140         134,622       35,233      93,943       15,157
                       --------       ------        --------     --------     -------      -------
Account unit
  transactions:
  Proceeds from
    units sold......      7,440        1,994          47,745       21,167      35,473        5,546
  Net transfers (to)
    from affiliate
    and
    subaccounts.....    (14,703)      (3,412)        (21,697)      13,859       1,693       (6,225)
  Payments for units
    redeemed........    (16,838)         (92)        (87,868)     (32,713)    (39,162)     (14,994)
                       --------       ------        --------     --------     -------      -------
      Net increase
        (decrease)
        in contract
        owners'
        equity from
        account unit
     transactions...    (24,101)      (1,510)        (61,820)       2,313      (1,996)     (15,673)
                       --------       ------        --------     --------     -------      -------
Total increase
  (decrease) in
  contract owners'
  equity............    (21,116)      (1,370)         72,802       37,546      91,947         (516)
  Beginning of
    period..........     78,950        3,685         583,865      217,488     320,270       91,509
                       --------       ------        --------     --------     -------      -------
  End of period.....   $ 57,834        2,315         656,667      255,034     412,217       90,993
                       ========       ======        ========     ========     =======      =======

See accompanying notes to financial statements.

                                                    INVESTORS-FUND-SERIES
    ---------------------------------------------------------------------------------------------------------------------
                    SMALL CAP    INVESTMENT                SMALL CAP     VALUE +      HORIZON      HORIZON
    INTERNATIONAL     GROWTH     GRADE BOND     VALUE        VALUE        GROWTH        20+          10+       HORIZON 5
     SUBACCOUNT     SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT
    -------------   ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
         1,112          (290)        --           --           --           --           --           --           --
           605           261         --           --           --           --           --           --           --
        11,955         5,307         --           --           --           --           --           --           --
       -------        ------         --           --           --           --           --           --           --
        13,672         5,278         --           --           --           --           --           --           --
       -------        ------         --           --           --           --           --           --           --
        17,837         6,412         --           --           --           --           --           --           --
        (6,157)       12,876         --           --           --           --           --           --           --
       (13,593)       (2,032)        --           --           --           --           --           --           --
        (1,913)       17,256         --           --           --           --           --           --           --
       -------        ------         --           --           --           --           --           --           --
        11,759        22,534         --           --           --           --           --           --           --
       122,584        12,803         --           --           --           --           --           --           --
       -------        ------         --           --           --           --           --           --           --
       134,343        35,337         --           --           --           --           --           --           --
       =======        ======         ==           ==           ==           ==           ==           ==           ==

KILICO VARIABLE ANNUITY SEPARATE ACCOUNT

FOR THE YEAR ENDED DECEMBER 31, 1995
(IN THOUSANDS)

                                                                                    JANUS ASPEN SERIES
                                                              --------------------------------------------------------------
                                                                SHORT-
                                                                 TERM                   AGGRESSIVE   WORLDWIDE
                                                                 BOND        GROWTH       GROWTH       GROWTH      BALANCED
                                                              SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT
                                                              ----------   ----------   ----------   ----------   ----------
Operations:
  Net investment income.....................................     $  3           39            6            1           11
  Net realized gain (loss) on sales of investments..........       --           --           --           --           --
  Change in unrealized appreciation (depreciation) of
    investments.............................................       (2)          18          107           55           59
                                                                 ----        -----        -----        -----        -----
      Net increase in contract owners' equity resulting from
        operations..........................................        1           57          113           56           70
                                                                 ----        -----        -----        -----        -----
Account unit transactions:
  Proceeds from units sold..................................        1          304          198          186          182
  Net transfers (to) from affiliate and subaccounts.........      155        2,234        1,957         1375         1650
  Payments for units redeemed...............................       --           (7)          --           (6)          (5)
                                                                 ----        -----        -----        -----        -----
      Net increase in contract owners' equity from account
        unit transactions...................................      156        2,531        2,155        1,555        1,827
                                                                 ----        -----        -----        -----        -----
Total increase in contract owners' equity...................      157        2,588        2,268        1,611        1,897
  Beginning of period.......................................       --           --           --           --           --
                                                                 ----        -----        -----        -----        -----
  End of period.............................................     $157        2,588        2,268        1,611        1,897
                                                                 ====        =====        =====        =====        =====

See accompanying notes to financial statements.

        LEXINGTON FUNDS                             FIDELITY VIP FUNDS
    -----------------------   --------------------------------------------------------------
     NATURAL      EMERGING      EQUITY                    ASSET
    RESOURCES     MARKETS       INCOME       GROWTH      MANAGER     INDEX 500    CONTRAFUND
    SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT
    ----------   ----------   ----------   ----------   ----------   ----------   ----------
         1            6           --           --           --           --           --
        --           --           --           --           --           --           --
        22           11           --           --           --           --           --
       ---          ---           --           --           --           --           --
        23           17           --           --           --           --           --
       ---          ---           --           --           --           --           --
        57           23           --           --           --           --           --
       680          756           --           --           --           --           --
       (12)          --           --           --           --           --           --
       ---          ---           --           --           --           --           --
       725          779           --           --           --           --           --
       ---          ---           --           --           --           --           --
       748          796           --           --           --           --           --
        --           --           --           --           --           --           --
       ---          ---           --           --           --           --           --
       748          796           --           --           --           --           --
       ===          ===           ==           ==           ==           ==           ==

KILICO VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

(1) GENERAL INFORMATION AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

KILICO Variable Annuity Separate Account (the "Separate Account") is a unit investment trust registered under the Investment Company Act of 1940, as amended, established by Kemper Investors Life Insurance Company ("KILICO"). KILICO is a wholly-owned subsidiary of Kemper Corporation which was acquired by an investor group led by Zurich Insurance Company ("Zurich") on January 4, 1996.

The Separate Account is used to fund contracts or certificates (collectively referred to as "contracts") for ADVANTAGE III periodic and flexible payment variable annuity contracts and PASSPORT individual and group variable and market value adjusted deferred annuity contracts. The Separate Account is divided into Subaccounts. For the ADVANTAGE III contracts, up to 26 Subaccounts may be available to Contract Owners depending upon their respective Contracts. Each Subaccount invests exclusively in a corresponding portfolio of one of the underlying investment funds; the Investors Fund Series, the Janus Aspen Series, the Lexington Funds, and the Fidelity VIP Funds. Fourteen Subaccounts are available to Passport Contract Owners and each Subaccount invests exclusively in a corresponding Portfolio of the Investors Fund Series, an open-end diversified management investment company.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities as well as the disclosure of contingent amounts at the date of the financial statements. As a result, actual results reported as income and expenses could differ from the estimates reported in the accompanying financial statements.

SECURITY VALUATION

The investments are stated at current value which is based on the closing bid price, net asset value, at December 31, 1996.

SECURITY TRANSACTIONS AND INVESTMENT INCOME

Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Dividends and capital gains distributions are recorded as income on the ex-dividend date. Realized gains and losses from security transactions are reported on an identified cost basis.

ACCUMULATION UNIT VALUATION

On each day the New York Stock Exchange (the "Exchange") is open for trading, the accumulation unit value is determined as of the earlier of 3:00 p.m. (Chicago time) or the close of the Exchange by dividing the total value of each Subaccount's investments and other assets, less liabilities, by the number of accumulation units outstanding in the respective Subaccount.

FEDERAL INCOME TAXES

The operations of the Separate Account are included in the Federal income tax return of KILICO. Under existing Federal income tax law, investment income and realized capital gains and losses of the Separate Account increase liabilities under the contract and are, therefore, not taxed. Thus the Separate Account may realize net investment income and capital gains and losses without Federal income tax consequences.

(2) SUMMARY OF INVESTMENTS

Investments, at cost, at December 31, 1996, are as follows (in thousands):

                                                              SHARES
                                                               OWNED       COST
                                                              -------   ----------
INVESTMENTS
INVESTORS FUND SERIES:
Money Market Portfolio (Money Market and Money Market #2
  Subaccounts)..............................................   67,593   $   67,593
Total Return Portfolio......................................  246,380      545,752
High Yield Portfolio........................................  223,976      268,638
Growth Portfolio............................................  143,796      380,189
Government Securities Portfolio.............................   66,125       78,850
International Portfolio.....................................  104,269      132,975
Small Cap Growth Portfolio..................................   41,110       55,057
Investment Grade Bond Portfolio.............................    1,907        1,945
Value Portfolio.............................................   17,874       19,266
Small Cap Value Portfolio...................................   12,750       12,249
Value+Growth Portfolio......................................    8,729        9,273
Horizon 20+ Portfolio.......................................    3,063        3,274
Horizon 10+ Portfolio.......................................    5,107        5,321
Horizon 5 Portfolio.........................................    2,265        2,357

JANUS ASPEN SERIES FUND:
Short-Term Bond Portfolio...................................       75          747
Growth Portfolio............................................    1,140       16,476
Aggressive Growth Portfolio.................................    1,056       19,412
Worldwide Growth Portfolio..................................    1,640       29,139
Balanced Portfolio..........................................      422        5,761
LEXINGTON FUNDS:
Natural Resources Portfolio.................................      347        4,363
Emerging Markets Portfolio..................................      523        5,400
FIDELITY VIP FUNDS:
Equity Income Portfolio.....................................      298        5,873
Growth Portfolio............................................      131        3,958
Asset Manager Portfolio.....................................       59          941
Index 500 Portfolio.........................................       64        5,333
Contrafund Portfolio........................................      533        8,111
                                                                        ----------
        TOTAL INVESTMENTS...................................            $1,688,253
                                                                        ==========

The underlying investments of the Fund's portfolios are summarized below.

INVESTORS FUND SERIES

MONEY MARKET PORTFOLIO: This Portfolio invests primarily in short-term obligations of major banks and corporations. The Money Market Subaccount represents the ADVANTAGE III Money Market Subaccount and the PASSPORT Money Market Subaccount #1. Money Market Subaccount #2 represents funds allocated by the owner of a contract to the dollar cost averaging program. Under the dollar cost averaging program, an owner may predesignate a portion of the Subaccount value to be automatically transferred on a monthly basis to one or more of the other Subaccounts. This option is only available to PASSPORT individual and group variable and market value adjusted deferred annuity contracts.

TOTAL RETURN PORTFOLIO: This Portfolio's investments will normally consist of fixed-income and equity securities. Fixed-income securities will include bonds and other debt securities and preferred stocks. Equity investments normally will consist of common stocks and securities convertible into or exchangeable for common stocks, however, the Portfolio may also make private placement investments (which are normally restricted securities).

HIGH YIELD PORTFOLIO: This Portfolio invests in fixed-income securities, a substantial portion of which are high yielding fixed-income securities. These securities ordinarily will be in the lower rating categories of recognized rating agencies or will be non-rated, and generally will involve more risk than securities in the higher rating categories.

GROWTH PORTFOLIO: This Portfolio's investments normally will consist of common stocks and securities convertible into or exchangeable for common stocks, however, it may also make private placement investments (which are normally restricted securities).

GOVERNMENT SECURITIES PORTFOLIO: This Portfolio invests primarily in U.S. Government securities. The Portfolio will also invest in fixed-income securities other than U.S. Government securities and will engage in options and financial futures transactions.

INTERNATIONAL PORTFOLIO: This Portfolio's investments will normally consist of equity securities of non-United States issuers, however, it may also invest in convertible and debt securities of non-United States issuers and foreign currencies.

SMALL CAP GROWTH PORTFOLIO: This Portfolio's investments will consist primarily of common stocks and securities convertible into or exchangeable for common stocks and to a limited degree in preferred stocks and debt securities. At least 65% of the Portfolio's total assets will be invested in equity securities of companies having a market capitalization of $1 billion or less at the time of initial investment.

INVESTMENT GRADE BOND PORTFOLIO: This Portfolio seeks high current income by investing primarily in a diversified portfolio of investment grade debt securities.

VALUE PORTFOLIO: This Portfolio seeks to achieve a high rate of total return.

SMALL CAP VALUE PORTFOLIO: This Portfolio seeks long-term capital appreciation.

VALUE+GROWTH PORTFOLIO: This Portfolio seeks growth of capital through professional management of a portfolio of growth and value stocks.

HORIZON 20+ PORTFOLIO: This Portfolio is designed for investors with approximately a 20+ year investment horizon and seeks growth of capital, with income as a secondary objective.

HORIZON 10+ PORTFOLIO: This Portfolio is designed for investors with approximately a 10+ year investment horizon and seeks a balance between growth of capital and income, consistent with moderate risk.

HORIZON 5 PORTFOLIO: This Portfolio is designed for investors with approximately a 5 year investment horizon, and seeks income consistent with a preservation of capital, with growth of capital as a secondary objective.

JANUS ASPEN SERIES

SHORT-TERM BOND PORTFOLIO: This Portfolio seeks a high level of current income while minimizing interest rate risk by investing in shorter term fixed-income securities. Its average-weighted maturity is normally less than three years.

GROWTH PORTFOLIO: This Portfolio seeks long-term growth of capital by investing primarily in common stocks with an emphasis on companies with larger market capitalizations.

AGGRESSIVE GROWTH PORTFOLIO: This Portfolio is a nondiversified portfolio that seeks long-term growth of capital by investing primarily in common stocks. The common stocks held by the Portfolio will normally have an average market capitalization between $1 billion and $5 billion.

WORLDWIDE GROWTH PORTFOLIO: This Portfolio seeks long-term growth of capital by investing primarily in common stocks of foreign and domestic companies.

BALANCED PORTFOLIO: This Portfolio seeks long-term growth of capital balanced by current income. The Portfolio normally invests 40%-60% of its assets in equity securities selected for their growth potential and 40%-60% in fixed-income securities.

LEXINGTON FUNDS

LEXINGTON NATURAL RESOURCES PORTFOLIO: This Portfolio seeks long-term growth of capital through investment primarily in common stocks of companies that own or develop natural resources and other basic commodities, or supply goods and services to such companies. Current income will not be a factor. Total return will consist of capital appreciation.

LEXINGTON EMERGING MARKETS PORTFOLIO: This Portfolio seeks long-term growth of capital primarily through investment in equity securities of companies domiciled in, or doing business in, emerging countries and emerging markets.

FIDELITY VIP FUNDS

EQUITY-INCOME PORTFOLIO: This Portfolio seeks reasonable income by investing primarily in income-producing equity securities.

GROWTH PORTFOLIO: This Portfolio seeks to achieve capital appreciation.

ASSET MANAGER PORTFOLIO: This Portfolio seeks to obtain high total return with reduced risk over the long-term by allocating its assets among stocks, bonds and short-term instruments.

INDEX 500 PORTFOLIO: This Portfolio seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500.

CONTRAFUND PORTFOLIO: This Portfolio seeks long-term capital appreciation.

(3) TRANSACTIONS WITH AFFILIATES

KILICO assumes mortality risks associated with the annuity contracts and incurs all expenses involved in administering the contracts. In return, KILICO assesses that portion of each Subaccount representing assets under the ADVANTAGE III flexible payment contracts with a daily charge for mortality and expense risk and administrative costs which amounts to an aggregate of one percent (1.00%) per annum. KILICO also assesses that portion of each Subaccount representing assets under the ADVANTAGE III periodic payment contracts with a daily asset charge for mortality and expense risk and administrative costs which amounts to an aggregate of one and three-tenths percent (1.30%) per annum. KILICO assesses that portion of each Subaccount representing assets under PASSPORT individual and group variable and market value adjusted deferred annuity contracts with a daily asset charge for mortality and expense risk and administrative costs which amounts to an aggregate of one and one-quarter percent (1.25%) per annum. The PASSPORT DCA Money Market Subaccount #2, available for participation in the dollar cost averaging program, has no daily asset charge deduction.

KILICO also assesses against each ADVANTAGE III contract participating in one or more of the Subaccounts at any time during the year a records maintenance charge. For contracts purchased prior to June 1, 1993, the charge is $25 and is assessed on December 31st of each calendar year. For contracts purchased June 1, 1993, and subsequent, the charge is $36 and is assessed ratably every quarter of each calendar year, except in those states which have yet to approve these contract changes. The charge is assessed whether or not any purchase payments have been made during the year. KILICO also assesses against each PASSPORT contract participating in one or more of the Subaccounts a records maintenance charge of $30 at the end of each contract year.

For contracts issued prior to May 1, 1994, KILICO has undertaken to reimburse each of the ADVANTAGE III Money Market, Total Return, High Yield, and Equity Subaccounts whose direct and indirect operating expenses exceed eighty hundredths of one percent (.80%) of average daily net assets. In determining reimbursement of direct and indirect operating expenses, for each Subaccount, charges for mortality and expense risks and administrative expenses, and records maintenance charges are excluded and, for each Portfolio, charges for taxes, extraordinary expenses, and brokerage and transaction costs are excluded. During the year ended December 31, 1996, no such payment was made.

Proceeds payable on the redemption of units are reduced by the amount of any applicable contingent deferred sales charge due to KILICO. During the year ended December 31, 1996, KILICO received contingent deferred sales charges of $1,726,400.

Zurich Kemper Investments, Inc. ("ZKI") (formerly named Kemper Financial Services, Inc.), an affiliated company, is the investment manager of the Investors Fund Series portfolios. In connection with the acquisition of Kemper Corporation on January 4, 1996, Zurich also acquired 100% of ZKI.

Janus Capital Corporation is the investment manager of the Janus Aspen Series Fund Portfolios, Lexington Management Corporation is the investment manager for the Lexington Fund Portfolios and Fidelity Investments is the investment manager for the Fidelity VIP Funds.

(4) NET TRANSFERS (TO) FROM AFFILIATED DIVISIONS AND SUBACCOUNTS

Net transfers (to) from affiliated divisions or accounts include transfers of all or part of the contract owner's interest to or from another Subaccount or to the general account of KILICO.

(5) CONTRACT OWNERS' EQUITY

The contract owners' equity is affected by the investment results of each Portfolio and contract charges. The accompanying financial statements include only contract owners' payments pertaining to the variable portions of their contracts and exclude any payments for the market value adjusted or fixed portions, the latter being included in the general account of KILICO. Contract owners may elect to annuitize the contract under one of several annuity options, as specified in the prospectus.

Contract owners' equity at December 31, 1996, is as follows (in thousands, except unit value; differences are due to rounding):

                                                                                               CONTRACT
                                                              NUMBER           UNIT            OWNERS'
                                                             OF UNITS          VALUE            EQUITY
                                                             --------         -------         ----------
ADVANTAGE III SUBACCOUNT
INVESTORS FUND SERIES
MONEY MARKET
  Flexible Payment, Qualified............................        770          $ 2.297         $    1,768
  Flexible Payment, Nonqualified.........................      4,762            2.297             10,939
  Periodic Payment, Qualified............................     10,827            2.199             23,808
  Periodic Payment, Nonqualified.........................      3,948            2.199              8,680
                                                                                              ----------
                                                                                                  45,195
                                                                                              ----------
TOTAL RETURN
  Flexible Payment, Qualified............................        990            5.473              5,420
  Flexible Payment, Nonqualified.........................      4,838            5.068             24,518
  Periodic Payment, Qualified............................     89,982            5.239            471,457
  Periodic Payment, Nonqualified.........................     17,433            4.882             85,105
                                                                                              ----------
                                                                                                 586,500
                                                                                              ----------
HIGH YIELD
  Flexible Payment, Qualified............................        422            5.738              2,422
  Flexible Payment, Nonqualified.........................      2,440            5.494             13,405
  Periodic Payment, Qualified............................     24,077            5.493            132,251
  Periodic Payment, Nonqualified.........................     10,028            5.351             53,659
                                                                                              ----------
                                                                                                 201,737
                                                                                              ----------
GROWTH
  Flexible Payment, Qualified............................        260            5.303              1,380
  Flexible Payment, Nonqualified.........................      1,396            5.285              7,379
  Periodic Payment, Qualified............................     58,672            5.102            299,371
  Periodic Payment, Nonqualified.........................     14,340            5.095             73,063
                                                                                              ----------
                                                                                                 381,193
                                                                                              ----------
GOVERNMENT SECURITIES
  Flexible Payment, Qualified............................        165            1.599                264
  Flexible Payment, Nonqualified.........................      1,187            1.599              1,898
  Periodic Payment, Qualified............................     18,485            1.566             28,943
  Periodic Payment, Nonqualified.........................     13,804            1.566             21,613
                                                                                              ----------
                                                                                                  52,718
                                                                                              ----------
INTERNATIONAL
  Flexible Payment, Qualified............................        429            1.590                683
  Flexible Payment, Nonqualified.........................      1,190            1.590              1,892
  Periodic Payment, Qualified............................     62,425            1.567             97,809
  Periodic Payment, Nonqualified.........................     12,177            1.567             19,079
                                                                                              ----------
                                                                                                 119,463
                                                                                              ----------
SMALL CAP GROWTH
  Flexible Payment, Qualified............................        132            1.686                222
  Flexible Payment, Nonqualified.........................        711            1.686              1,198
  Periodic Payment, Qualified............................     25,931            1.673             43,372
  Periodic Payment, Nonqualified.........................      4,091            1.673              6,842
                                                                                              ----------
                                                                                                  51,634
                                                                                              ----------

                                                                                                CONTRACT
                                                                 NUMBER           UNIT          OWNERS'
                                                                OF UNITS         VALUE           EQUITY
                                                                --------         ------         --------
INVESTMENT GRADE BOND
  Flexible Payment, Qualified...............................        --           $   --          $   --
  Flexible Payment, Nonqualified............................        68            1.029              70
  Periodic Payment, Qualified...............................       326            1.027             335
  Periodic Payment, Nonqualified............................        50            1.027              51
                                                                                                 ------
                                                                                                    456
                                                                                                 ------
VALUE
  Flexible Payment, Qualified...............................         8            1.166              11
  Flexible Payment, Nonqualified............................       238            1.166             271
  Periodic Payment, Qualified...............................     4,864            1.164           5,659
  Periodic Payment, Nonqualified............................     1,625            1.164           1,890
                                                                                                 ------
                                                                                                  7,831
                                                                                                 ------
SMALL CAP VALUE
  Flexible Payment, Qualified...............................        --               --              --
  Flexible Payment, Nonqualified............................         7            1.012              10
  Periodic Payment, Qualified...............................     3,784            1.010           3,820
  Periodic Payment, Nonqualified............................       840            1.010             848
                                                                                                 ------
                                                                                                  4,678
                                                                                                 ------
VALUE+GROWTH
  Flexible Payment, Qualified...............................        12            1.138              14
  Flexible Payment, Nonqualified............................        33            1.138              38
  Periodic Payment, Qualified...............................       986            1.136           1,121
  Periodic Payment, Nonqualified............................       454            1.136             516
                                                                                                 ------
                                                                                                  1,689
                                                                                                 ------
HORIZON 20+
  Flexible Payment, Qualified...............................        --               --              --
  Flexible Payment, Nonqualified............................        --               --              --
  Periodic Payment, Qualified...............................       406            1.144             464
  Periodic Payment, Nonqualified............................         7            1.144               8
                                                                                                 ------
                                                                                                    472
                                                                                                 ------
HORIZON 10+
  Flexible Payment, Qualified...............................        10            1.106              12
  Flexible Payment, Nonqualified............................        20            1.106              23
  Periodic Payment, Qualified...............................       634            1.104             700
  Periodic Payment, Nonqualified............................       229            1.104             253
                                                                                                 ------
                                                                                                    988
                                                                                                 ------
HORIZON 5
  Flexible Payment, Qualified...............................        --               --              --
  Flexible Payment, Nonqualified............................        45            1.089              49
  Periodic Payment, Qualified...............................       243            1.086             264
  Periodic Payment, Nonqualified............................        84            1.086              91
                                                                                                 ------
                                                                                                    404
                                                                                                 ------

                                                                                                 CONTRACT
                                                                 NUMBER           UNIT           OWNERS'
                                                                OF UNITS          VALUE           EQUITY
                                                                --------         -------         --------
JANUS ASPEN SERIES FUND
SHORT-TERM BOND
  Flexible Payment, Qualified...............................        --           $    --         $    --
  Flexible Payment, Nonqualified............................        --                --              --
  Periodic Payment, Qualified...............................        63            10.460             660
  Periodic Payment, Nonqualified............................         8            10.460              84
                                                                                                 -------
                                                                                                     744
                                                                                                 -------
GROWTH
  Flexible Payment, Qualified...............................         9            16.021             145
  Flexible Payment, Nonqualified............................        22            16.021             353
  Periodic Payment, Qualified...............................       976            15.960          15,579
  Periodic Payment, Nonqualified............................        99            15.960           1,581
                                                                                                 -------
                                                                                                  17,658
                                                                                                 -------
AGGRESSIVE GROWTH
  Flexible Payment, Qualified...............................         1            18.309              15
  Flexible Payment, Nonqualified............................         2            18.309              31
  Periodic Payment, Qualified...............................       937            18.238          17,089
  Periodic Payment, Nonqualified............................       115            18.238           2,097
                                                                                                 -------
                                                                                                  19,232
                                                                                                 -------
WORLDWIDE GROWTH
  Flexible Payment, Qualified...............................         3            19.565              54
  Flexible Payment, Nonqualified............................        33            19.565             637
  Periodic Payment, Qualified...............................     1,413            19.490          27,537
  Periodic Payment, Nonqualified............................       186            19.490           3,620
                                                                                                 -------
                                                                                                  31,848
                                                                                                 -------
BALANCED
  Flexible Payment, Qualified...............................         3            15.059              40
  Flexible Payment, Nonqualified............................        10            15.059             148
  Periodic Payment, Qualified...............................       360            15.001           5,406
  Periodic Payment, Nonqualified............................        42            15.001             635
                                                                                                 -------
                                                                                                   6,229
                                                                                                 -------
LEXINGTON FUNDS
NATURAL RESOURCES
  Flexible Payment, Qualified...............................         7            14.211             103
  Flexible Payment, Nonqualified............................        --                --              --
  Periodic Payment, Qualified...............................       243            14.154           3,435
  Periodic Payment, Nonqualified............................       100            14.154           1,412
                                                                                                 -------
                                                                                                   4,950
                                                                                                 -------
EMERGING MARKETS
  Flexible Payment, Qualified...............................         1            10.048              12
  Flexible Payment, Nonqualified............................         2            10.048              19
  Periodic Payment, Qualified...............................       443            10.009           4,432
  Periodic Payment, Nonqualified............................        80            10.009             805
                                                                                                 -------
                                                                                                   5,268
                                                                                                 -------

                                                                                                CONTRACT
                                                               NUMBER           UNIT            OWNERS'
                                                              OF UNITS          VALUE            EQUITY
                                                              --------         -------         ----------
FIDELITY VIP FUNDS
EQUITY INCOME
  Flexible Payment, Qualified.............................        1            $20.891         $       24
  Flexible Payment, Nonqualified..........................        1             20.891                 22
  Periodic Payment, Qualified.............................      263             20.849              5,477
  Periodic Payment, Nonqualified..........................       36             20.849                741
                                                                                               ----------
                                                                                                    6,264
                                                                                               ----------
GROWTH
  Flexible Payment, Qualified.............................       --                 --                 --
  Flexible Payment, Nonqualified..........................       --                 --                 --
  Periodic Payment, Qualified.............................      116             30.872              3,569
  Periodic Payment, Nonqualified..........................       16             30.872                507
                                                                                               ----------
                                                                                                    4,076
                                                                                               ----------
ASSET MANAGER
  Flexible Payment, Qualified.............................       --             16.818                  9
  Flexible Payment, Nonqualified..........................       --                 --                 --
  Periodic Payment, Qualified.............................       55             16.784                915
  Periodic Payment, Nonqualified..........................        5             16.784                 79
                                                                                               ----------
                                                                                                    1,003
                                                                                               ----------
INDEX 500
  Flexible Payment, Qualified.............................       --                 --                 --
  Flexible Payment, Nonqualified..........................        1             88.539                110
  Periodic Payment, Qualified.............................       53             88.364              4,695
  Periodic Payment, Nonqualified..........................       10             88.364                914
                                                                                               ----------
                                                                                                    5,719
                                                                                               ----------
CONTRAFUND
  Flexible Payment, Qualified.............................       --                 --                 --
  Flexible Payment, Nonqualified..........................        2             16.450                 30
  Periodic Payment, Qualified.............................      488             16.418              8,009
  Periodic Payment, Nonqualified..........................       47             16.418                770
                                                                                               ----------
                                                                                                    8,809
                                                                                               ----------
TOTAL ADVANTAGE III CONTRACT OWNERS' EQUITY...............                                     $1,566,758
                                                                                               ==========

                                                                                               CONTRACT
                                                              NUMBER           UNIT            OWNERS'
                                                             OF UNITS          VALUE            EQUITY
                                                             --------         -------         ----------
PASSPORT SUBACCOUNT
INVESTORS FUND SERIES
MONEY MARKET #1
  Qualified..............................................      4,139          $ 1.153         $    4,774
  Nonqualified...........................................      8,132            1.153              9,379
                                                                                              ----------
     Total...............................................                                         14,153
                                                                                              ----------
MONEY MARKET #2
  Qualified..............................................      2,263            1.227              2,777
  Nonqualified...........................................      4,660            1.227              5,718
                                                                                              ----------
     Total...............................................                                          8,495
                                                                                              ----------
TOTAL RETURN
  Qualified..............................................     18,236            1.423             25,942
  Nonqualified...........................................     55,511            1.423             78,969
                                                                                              ----------
     Total...............................................                                        104,911
                                                                                              ----------
HIGH YIELD
  Qualified..............................................     11,427            1.708             19,517
  Nonqualified...........................................     38,199            1.708             65,243
                                                                                              ----------
     Total...............................................                                         84,760
                                                                                              ----------
GROWTH
  Qualified..............................................     17,120            1.724             29,519
  Nonqualified...........................................     42,617            1.724             73,482
                                                                                              ----------
     Total...............................................                                        103,001
                                                                                              ----------
GOVERNMENT SECURITIES
  Qualified..............................................      4,714            1.263              5,953
  Nonqualified...........................................     16,641            1.263             21,016
                                                                                              ----------
     Total...............................................                                         26,969
                                                                                              ----------
INTERNATIONAL
  Qualified..............................................      7,403            1.571             11,628
  Nonqualified...........................................     20,257            1.571             31,817
                                                                                              ----------
     Total...............................................                                         43,445
                                                                                              ----------
SMALL CAP GROWTH
  Qualified..............................................      2,967            1.675              4,969
  Nonqualified...........................................      7,313            1.675             12,247
                                                                                              ----------
     Total...............................................                                         17,216
                                                                                              ----------

                                                                                               CONTRACT
                                                              NUMBER           UNIT            OWNERS'
                                                             OF UNITS          VALUE            EQUITY
                                                             --------         -------         ----------
INVESTMENT GRADE BOND
  Qualified..............................................        474          $ 1.027         $      486
  Nonqualified...........................................        907            1.027                931
                                                                                              ----------
     Total...............................................                                          1,417
                                                                                              ----------
VALUE
  Qualified..............................................      2,964            1.164              3,450
  Nonqualified...........................................      8,229            1.164              9,578
                                                                                              ----------
     Total...............................................                                         13,028
                                                                                              ----------
SMALL CAP VALUE
  Qualified..............................................      1,862            1.010              1,879
  Nonqualified...........................................      6,251            1.010              6,314
                                                                                              ----------
     Total...............................................                                          8,193
                                                                                              ----------
VALUE+GROWTH
  Qualified..............................................      1,392            1.137              1,582
  Nonqualified...........................................      5,828            1.137              6,624
                                                                                              ----------
     Total...............................................                                          8,206
                                                                                              ----------
HORIZON 20+
  Qualified..............................................        825            1.144                943
  Nonqualified...........................................      1,761            1.144              2,015
                                                                                              ----------
     Total...............................................                                          2,958
                                                                                              ----------
HORIZON 10+
  Qualified..............................................        868            1.105                958
  Nonqualified...........................................      3,294            1.105              3,638
                                                                                              ----------
     Total...............................................                                          4,596
                                                                                              ----------
HORIZON 5
  Qualified..............................................        227            1.087                247
  Nonqualified...........................................      1,591            1.087              1,729
                                                                                              ----------
     Total...............................................                                          1,976
                                                                                              ----------
TOTAL PASSPORT CONTRACT OWNERS' EQUITY...................                                     $  443,324
                                                                                              ==========

APPENDIX

STATE PREMIUM TAX CHART

                                                                                RATE OF TAX
                                                                    ------------------------------------
                                                                    QUALIFIED              NON-QUALIFIED
                                                                      PLANS                    PLANS
                               STATE                                ---------              -------------
    California..................................................       .50%                      2.35%*
    District of Columbia........................................      2.25%                      2.25%*
    Kansas......................................................        --                       2.00%*
    Kentucky....................................................      2.00%*                     2.00%*
    Maine.......................................................        --                       2.00%
    Nevada......................................................        --                       3.50%*
    South Dakota................................................        --                       1.25%
    West Virginia...............................................      1.00%                      1.00%
    Wyoming.....................................................        --                       1.00%

     * Taxes become due when annuity benefits commence, rather than when the premiums are collected. At the time of annuitization, the premium tax payable will be charged against the Contract Value.

                                     PART C

                                OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(A) FINANCIAL STATEMENTS:


        (1) Financial Statements included in Part A of the Registration
           Statement:


              Kemper Investors Life Insurance Company and subsidiaries

              Independent Auditors' Report

              Kemper Investors Life Insurance Company and Subsidiaries
                Consolidated Balance Sheet as of December 31, 1996 and 1995

              Kemper Investors Life Insurance Company and Subsidiaries
                Consolidated Statement of Operations for the Years Ended December 31, 1996, 1995 and 1994

              Kemper Investors Life Insurance Company and Subsidiaries
                Consolidated Statement of Stockholder's Equity for the Years Ended December 31, 1996, 1995 and 1994

              Kemper Investors Life Insurance Company and Subsidiaries
                Consolidated Statement of Cash Flows for the Years Ended December 31, 1996, 1995 and 1994

              Notes to Consolidated Financial Statements


        (2) Financial Statements included in Part B of the Registration
           Statement:


           KILICO Variable Annuity Separate Account

              Independent Auditors' Report

              Combined Statement of Assets and Liabilities and Contract Owners'
                Equity as of December 31, 1996

              Combined Statement of Operations for the Year Ended December 31,
                1996

              Combined Statements of Changes in Contract Owners' Equity for the
                Years Ended December 31, 1996 and 1995

              Notes to Combined Financial Statements

(B) EXHIBITS:


   (6)1.1   A copy of resolution of the Board of Directors of Kemper
            Investors Life Insurance Company dated September 13, 1977.
   (6)1.2   A copy of Record of Action of Kemper Investors Life
            Insurance Company dated April 15, 1983.
      2.    Not Applicable.
   (3)3.1   Distribution Agreement between Investors Brokerage Services,
            Inc. and KILICO.
   (1)3.2   Addendum to Selling Group Agreement of Kemper Financial
            Services, Inc.
   (2)3.3   Selling Group Agreement of Investors Brokerage Services,
            Inc.
      4.1   Form of Group Variable, Fixed and Market Value Adjusted
            Annuity Contract.
      4.2   Form of Certificate to Group Variable, Fixed and Market
            Value Adjusted Annuity Contract.
      4.3   Form of Individual Variable, Fixed and Market Value Adjusted
            Annuity Contract.
      5.    Form of Application.
   (3)6. Kemper Investors Life Insurance Company articles of incorporation and by-laws.
      7.    Inapplicable.
   (2)8.1   Fund Participation Agreement among KILICO, Janus Aspen
            Series and Janus Capital Corporation.
      8.2(a) Participation Agreement By and Among Kemper Investors Life
            Insurance Company and Warburg, Pincus Trust and Warburg,
            Pincus Counsellors, Inc. and Counsellors Securities, Inc.
   (7)8.2(b) Service Agreement between Warburg Pincus Counsellors, Inc.
            and Federal Kemper Life Assurance Company and Kemper
            Investors Life Insurance Company.
   (2)8.3   Fund Participation Agreement among KILICO, Lexington Natural
            Resources Trust and Lexington Management Corporation.

      9.    Opinion and Consent of Counsel.
     10.    Consent of KPMG Peat Marwick LLP.
     11.    Inapplicable.
     12.    Inapplicable.
  (6)13.    Schedules for Computation of Performance Calculations.
  (5)14.    Organizational Chart.
  (4)17.    Schedule V--Valuation and Qualifying Accounts.


---------------

(1) Incorporated by reference to Post-Effective Amendment No. 22 to the Registration Statement on Form N-4 filed on or about April 27, 1995.



(2) Incorporated by reference to Post-Effective Amendment No. 23 to the Registration Statement on Form N-4 filed on or about September 14, 1995.



(3) Incorporated by reference to Exhibits filed with the Registration Statement on Form S-1 for KILICO (File No. 333-02491) filed on or about April 12, 1996.



(4) Incorporated by reference to Exhibits filed with Amendment No. 1 to the Registration Statement on Form S-1 for KILICO Variable Annuity Separate Account (File No. 333-02491) filed on or about April 25, 1996.



(5) Incorporated by reference to Post-Effective Amendment No. 24 to the Registration Statement on Form N-4 (File No. 2-72671) filed on or about April 26, 1996.



(6) Incorporated by reference to Exhibits filed with the Registration Statement on Form N-4 for the Registrant (File No. 333-22375) filed on or about February 26, 1997.



(7) Incorporated by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form S-6 (File No. 33-79808) filed on or about April 30, 1997.


ITEM 25. DIRECTORS AND OFFICERS OF KEMPER INVESTORS LIFE INSURANCE COMPANY

          The directors and principal officers of KILICO are listed below together with their current positions. The address of each officer and director is 1 Kemper Drive, Long Grove, Illinois 60049.


                NAME                                       OFFICE WITH KILICO
                ----                                       ------------------
John B. Scott........................  President, Chief Executive Officer and Director
Frederick L. Blackmon................  Senior Vice President and Chief Financial Officer
James E. Hohmann.....................  Senior Vice President and Chief Actuary
William H. Bolinder..................  Chairman of the Board and Director
David A. Bowers......................  Director
Daniel L. Doctoroff..................  Director
Paul H. Warren.......................  Director
Loren J. Alter.......................  Director
Markus Rohrbasser....................  Director
Eliane C. Frye.......................  Executive Vice President
Debra P. Rezabek.....................  Senior Vice President, General Counsel, and Corporate
                                       Secretary
James C. Harkensee...................  Senior Vice President
Edward K. Loughridge.................  Senior Vice President & Corporate Development Officer
Phillip D. Meserve...................  Senior Vice President
George Vlaisavljevich................  Senior Vice President


ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE INSURANCE COMPANY OR REGISTRANT

          See Exhibit 14 for organizational charts of persons controlled or under common control with Kemper Investors Life Insurance Company.

          Investors Brokerage Services, Inc. and Investors Brokerage Services Insurance Agency, Inc. are wholly owned subsidiaries of KILICO.

ITEM 27. NUMBER OF CONTRACT OWNERS

          Not applicable because as of the date of this initial registration, no Contracts have been sold.

ITEM 28. INDEMNIFICATION

          To the extent permitted by law of the State of Illinois and subject to all applicable requirements thereof, Article VI of the By-Laws of Kemper Investors Life Insurance Company ("KILICO") provides for the indemnification of any person against all expenses (including attorneys fees), judgments, fines, amounts paid in settlement and other costs actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative in which he is a party or is threatened to be made a party by reason of his being or having been a director, officer, employee or agent of KILICO, or serving or having served, at the request of KILICO, as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or by reason of his holding a fiduciary position in connection with the management or administration of retirement, pension, profit sharing or other benefit plans including, but not limited to, any fiduciary liability under the Employee Retirement Income Security Act of 1974 and any amendment thereof, if he acted in good faith and in a manner he reasonably believed to be in and not opposed to the best interests of KILICO, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of NOLO CONTENDERE or its equivalent, shall not, of itself, create a presumption that he did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of KILICO, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful. No indemnification shall be made in respect of any claim, issue or matter as to which a director or officer shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the company, unless and only to the extent that the court in which such action or suit was brought or other court of competent jurisdiction shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, employees or agents of KILICO pursuant to the foregoing provisions, or otherwise, KILICO has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by KILICO of expenses incurred or paid by a director, officer, employee of agent of KILICO in the successful defense of any action, suit or proceeding) is asserted by such director, officer, employee or agent of KILICO in connection with variable annuity contracts, KILICO will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by KILICO is against public policy as expressed in that Act and will be governed by the final adjudication of such issue.

ITEM 29.(A) PRINCIPAL UNDERWRITER

          Investors Brokerage Services, Inc., a wholly owned subsidiary of Kemper Investors Life Insurance Company, acts as principal underwriter for KILICO Variable Annuity Separate Account, KILICO Variable Separate Account and Kemper Investors Life Insurance Company Variable Annuity Account C.

ITEM 29.(B) INFORMATION REGARDING PRINCIPAL UNDERWRITER, INVESTORS BROKERAGE SERVICES, INC.

          The address of each officer is 1 Kemper Drive, Long Grove, IL 60049.


                                                                        POSITION AND OFFICES
                            NAME                                          WITH UNDERWRITER
                            ----                                        --------------------
    John B. Scott.......................................  Chairman and Director
    Otis R. Heldman.....................................  President and Director
    Debra P. Rezabek....................................  Secretary
    Phillip D. Meserve..................................  Director
    Eliane C. Frye......................................  Director
    George Vlaisavljevich...............................  Director
    Michael A. Kelly....................................  Vice President
    Robert A. Daniel....................................  Vice President/Treasurer
    Frank J. Julian.....................................  Assistant Secretary

ITEM 29.(C)

        Inapplicable.

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS


          Accounts, books and other documents required to be maintained by
     Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are maintained by Kemper Investors Life Insurance Company at its home office at 1 Kemper Drive, Long Grove, Illinois 60049.


ITEM 31. MANAGEMENT SERVICES

        Inapplicable.

ITEM 32. UNDERTAKINGS AND REPRESENTATION

          a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.


          b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or
     (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.


          c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

REPRESENTATION REGARDING FEES AND CHARGES PURSUANT TO SECTION 26 OF THE INVESTMENT COMPANY ACT OF 1940

          Kemper Investors Life Insurance Company ("KILICO") represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by KILICO.

                                   SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, KILICO Variable Annuity Separate Account, has caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, in the City of Long Grove and State of Illinois on the 30th day of October, 1997.


                                         KILICO VARIABLE ANNUITY SEPARATE
                                         ACCOUNT
                                         (Registrant)
                                         By: Kemper Investors Life Insurance
                                         Company

                                         BY: /s/ JOHN B. SCOTT
                                           -------------------------------------
                                           John B. Scott, Chief Executive
                                             Officer and President

                                         KEMPER INVESTORS LIFE INSURANCE COMPANY
                                         (Depositor)

                                         BY: /s/ JOHN B. SCOTT
                                           -------------------------------------
                                           John B. Scott, Chief Executive
                                             Officer and President


As required by the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following directors and principal officers of Kemper Investors Life Insurance Company in the capacities indicated on the 30th day of October, 1997.



                      SIGNATURE                                                  TITLE
                      ---------                                                  -----

/s/ JOHN B. SCOTT                                           Chief Executive Officer, President and Director
-----------------------------------------------------       (Principal Executive Officer)
John B. Scott

/s/ W. H. BOLINDER                                          Chairman of the Board and Director
-----------------------------------------------------
William H. Bolinder

/s/ FREDERICK L. BLACKMON                                   Senior Vice President and Chief Financial
-----------------------------------------------------       Officer
Frederick L. Blackmon                                       (Principal Financial Officer and
                                                            Principal Accounting Officer)

/s/ LOREN J. ALTER                                          Director
-----------------------------------------------------
Loren J. Alter

/s/ DAVID A. BOWERS                                         Director
-----------------------------------------------------
David A. Bowers

/s/ DANIEL L. DOCTOROFF                                     Director
-----------------------------------------------------
Daniel L. Doctoroff

/s/ MARKUS ROHRBASSER                                       Director
-----------------------------------------------------
Markus Rohrbasser

/s/ PAUL H. WARREN                                          Director
-----------------------------------------------------
Paul H. Warren

                                 EXHIBIT INDEX


                                                                         SEQUENTIAL
EXHIBIT                                                                     PAGE
NUMBER                                TITLE                               NUMBER*
-------                               -----                              ----------
  4.1      Form of Group Variable, Fixed and Market Value Adjusted
           Annuity Contract............................................
  4.2      Form of Certificate to Group Variable, Fixed and Market
           Value Adjusted Annuity Contract.............................
  4.3      Form of Individual Variable, Fixed and Market Value Adjusted
           Annuity Contract............................................
  5        Form of Application.........................................
  8.2 (a)  Participation Agreement By and Among Kemper Investors Life
           Insurance Company and Warburg, Pincus Trust and Warburg,
           Pincus Counsellors, Inc. and Counsellors Securities, Inc....
  9        Opinion and Consent of Counsel..............................
 10        Consent of KPMG Peat Marwick LLP............................